Form 20-F
period 2021-03-31
SAWAI GROUP HOLDINGS Co., Ltd.
filed 2021-06-28
CIK 1816901

As filed with the U.S. Securities and Exchange Commission on June 28, 2021

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: March 31, 2021

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 333-250990

SAWAI GROUP HOLDINGS KABUSHIKI KAISHA

(Exact Name of Registrant as Specified in its Charter)

SAWAI GROUP HOLDINGS Co., Ltd.

(Translation of Registrant’s Name into English)

Japan

(Jurisdiction of Incorporation or Organization)

5-2-30, Miyahara

Yodogawa-ku, Osaka 532-0003

Japan

(Address of principal executive offices)

Yoshiki Sakurai

Telephone number: +81-6-6105-5818

Facsimile number: +81-6-6394-7311

Address:

5-2-30, Miyahara, Yodogawa-ku, Osaka 532-0003, Japan

(Name, telephone, e-mail and/or facsimile number and address of registrant’s contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Common Stock

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: On April 1, 2021, the registrant was formed and issued shares of its common stock to the then shareholders of Sawai Pharmaceutical Co., Ltd. in exchange for the shares of Sawai Pharmaceutical’s common stock that they held, at the exchange ratio of one share of the registrant’s common stock for each share of Sawai Pharmaceutical’s common stock. As of March 31, 2021, 43,791,339 shares of Sawai Pharmaceutical’s common stock were outstanding, which were equivalent to 43,791,339 shares of the registrant’s common stock.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act:    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934:    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files):    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act:  ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP  ☐                 International Financial Reporting Standards as issued by the International Accounting Standards Board  ☒                Other  ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):    Yes  ☐    No  ☒

i

CERTAIN DEFINED TERMS, CONVENTIONS AND

PRESENTATION OF FINANCIAL INFORMATION

SAWAI GROUP HOLDINGS Co., Ltd. was formed on April 1, 2021, through a share transfer under the Companies Act of Japan. In the share transfer, SAWAI GROUP HOLDINGS Co., Ltd. issued shares of its common stock to the then shareholders of Sawai Pharmaceutical Co., Ltd. in exchange for the shares of Sawai Pharmaceutical’s common stock that they held. As a result, Sawai Pharmaceutical became a wholly owned subsidiary of SAWAI GROUP HOLDINGS Co., Ltd., and SAWAI GROUP HOLDINGS Co., Ltd. became the ultimate parent company of the companies of which Sawai Pharmaceutical was previously the ultimate parent company.

As used in this annual report, the term “fiscal” preceding a year means the twelve-month period ended March 31 of the year referred to. All other references to years refer to the applicable calendar year, unless the context otherwise requires. References to the “Company,” “we,” “our” and “us” are to SAWAI GROUP HOLDINGS, Co., Ltd. when the references relate to the period on or after April 1, 2021, and to Sawai Pharmaceutical Co., Ltd. when the references relate to the period on or before March 31, 2021, in each case on a consolidated basis, unless the context otherwise indicates. References to “SGH” are to SAWAI GROUP HOLDINGS, Co., Ltd. on a consolidated basis unless the context otherwise indicates. References to “Sawai Pharmaceutical” are to Sawai Pharmaceutical Co., Ltd. on a consolidated basis when the references relate to the period on or before March 31, 2021 and on a non-consolidated basis when the references relate to the period on or after April 1, 2021, unless the context otherwise indicates.

References to the “Share Transfer” are to the share transfer through which SAWAI GROUP HOLDINGS Co., Ltd., was formed, the terms of which were set forth in the share transfer plan, dated as of July 28, 2020, as adopted by Sawai Pharmaceutical’s board of directors and approved at an extraordinary general meeting of Sawai Pharmaceutical’s shareholders on December 21, 2020.

As used in this annual report, “U.S. dollar” or “$” means the lawful currency of the United States of America, and “Japanese yen,” “yen” or “¥” means the lawful currency of Japan.

In this annual report, unless otherwise indicated, where information is presented in thousands, millions, billions or trillions of yen or thousands or millions of dollars, amounts of less than one thousand, one million, one billion or one trillion, as the case may be, have been rounded. Amounts presented as percentages have been rounded to the nearest tenth of a percent or one hundredth of a percent. Accordingly, the total of each column of figures may not be equal to the total of the individual items.

As used in this annual report, “IFRSs” means International Financial Reporting Standards as issued by the International Accounting Standards Board, or IASB. The consolidated financial information contained in this annual report has been presented in accordance with IFRSs. Unless otherwise stated or the context otherwise requires, all amounts in the financial statements contained in this annual report are expressed in Japanese yen.

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS

Written forward-looking statements may appear in documents filed with the U.S. Securities and Exchange Commission, or the SEC, including this annual report, documents incorporated by reference, reports to shareholders and other communications.

The U.S. Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking information to encourage companies to provide prospective information about themselves without fear of litigation so long as the information is identified as forward looking and is accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those projected in the information. The Company relies on this safe harbor in making forward-looking statements.

This annual report contains forward-looking statements that are based on the Company’s current expectations, assumptions, estimates and projections about its business, industry and markets. These forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “plan” or similar words. These statements discuss future expectations, identify strategies, contain projections of results of operations or financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. The Company’s actual results could be materially different from and worse than those expectations. Important risks and factors that could cause the Company’s actual results to be materially different from its expectations are set forth in “Risk Factors” and elsewhere in this annual report. Given these risks and uncertainties, you should not place undue reliance on these forward-looking statements. The Company does not undertake any obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this annual report or to reflect the occurrence of unanticipated events, except as required by law.

A wide range of factors could materially affect the Company’s future developments and performance, including the following:

•	changes in, or failure to comply with, laws and regulations relating to the Company’s business activities;

•	cancellations or other changes regarding regulatory approvals or permissions required for the Company to operate as a pharmaceutical company;

•	changes in government policies concerning drug prices or public spending on pharmaceutical products;

•	claims or other legal proceedings being brought against the Company or any of its subsidiaries for any alleged intellectual property infringement;

•	the effects of competition;

•	incidents leading to product recalls by, or product liability claims, against the Company;

•	natural disasters, industrial accidents, epidemics or other catastrophic events;

•	additional risks faced by us as a result of operating internationally;

•	risks relating to its recent acquisition of Upsher-Smith Laboratories, LLC, or USL, including the risk of impairment losses;

•	data breaches or other disruption or harm to the Company’s information technology systems or those of the Company’s third-party service providers;

•	changes in the economic and financial conditions that affect the pharmaceutical industry, the Company, or the Company’s business partners or suppliers; and

•	the outcome of any ongoing or future litigation or legal proceedings, including governmental investigations, against the Company or any of its subsidiaries.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

3.A SELECTED FINANCIAL DATA

Our selected historical financial data set forth below as of March 31, 2020 and 2021 and for the fiscal years ended March 31, 2019, 2020 and 2021 have been derived from our audited consolidated financial statements that are included in this annual report. Our selected historical financial data set forth below as of March 31, 2019 and for the fiscal year ended March 31, 2018 have been derived from our audited consolidated financial statements that are not included in this annual report. Our selected historical financial data set forth below as of March 31, 2017 and 2018 and for the fiscal year ended March 31, 2017 have been derived from our unaudited consolidated financial statements that are not included in this annual report. The financial statements described above were prepared in accordance with IFRSs, which we adopted during the fiscal year ended March 31, 2018 with an adoption date of April 1, 2016.

The data prepared below is only a summary and should be read in conjunction with our audited consolidated financial statements, related notes, and other financial information included herein. You should also read “Operating and Financial Review and Prospects” elsewhere in this annual report.

	For the fiscal year ended March 31,
	2017 (unaudited)	2018	2019	2020	2021
	(Millions of yen, except per share data)
Statement of income:
Revenue	132,392	168,068	184,341	182,537	187,219
Cost of sales	(80,548)	(98,628)	(109,442)	(109,037)	(114,785)
Selling, general and administrative expenses	(21,259)	(32,731)	(32,380)	(33,375)	(39,937)
Research and development expenses	(7,238)	(14,533)	(16,671)	(13,487)	(13,883)
Operating profit	22,943	22,209	25,798	26,793	18,888
Profit before tax	22,757	20,251	25,666	26,497	18,460
Profit for the period	17,969	14,111	19,727	19,777	10,851

Per share data (Yen):
Basic earnings per share	487.38	360.49	442.62	440.37	281.80
Diluted earnings per share	487.08	360.26	442.32	440.00	281.51

	As of March 31,
	2017 (unaudited)	2018 (unaudited)	2019	2020	2021
	(Millions of yen)
Statement of financial position:
Total current assets	134,210	162,149	184,908	191,364	205,674
Total assets	225,609	358,453	372,889	384,814	393,341
Total current liabilities	57,668	74,579	72,826	82,715	80,452
Total liabilities	84,372	156,012	149,687	151,128	152,591
Equity attributable to owners of the Company	141,237	181,350	199,249	210,000	218,278
Share capital	27,171	41,170	41,185	41,199	41,219

During the year ended March 31, 2021, an immaterial error was found in the classification of guarantee deposits as of March 31, 2020 that should have been classified as “other financial liabilities” of current liabilities instead of “other financial liabilities” of non-current liabilities. Accordingly, the Company recorded a correction to the comparative amounts as at March  31, 2017, 2018, 2019 and 2020.

3.B CAPITALIZATION AND INDEBTEDNESS

Not applicable.

3.C REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

3.D RISK FACTORS

Risks Relating to the Company’s Business

The Company is subject to various laws and regulations relating to the pharmaceutical industry.

The Company needs to comply with extensive regulation by relevant governmental authorities. In particular, the Company’s operations are located in, and almost all of its revenue is generated in, Japan and the United States. As a result, the Company is subject to Japan’s Act on Securing Quality, Efficacy and Safety of Products Including Pharmaceuticals and Medical Devices and other laws or regulations imposed or enforced by the Ministry of Health, Labour and Welfare of Japan, or the MHLW, and various other regional authorities in Japan, as well as the U.S. Federal Food, Drug, and Cosmetic Act and other laws or regulations imposed or enforced by the U.S. Food and Drug Administration, or the FDA, and various other U.S. federal and state authorities. Such laws and regulations require, among other things, a pharmaceutical company to obtain permits, registrations, and licenses from, as well as submit notifications to, regulatory authorities in the areas in which it has its places of business. These laws and regulations also require a pharmaceutical company to obtain approval of a marketing application prior to distribution of a pharmaceutical product. If any regulatory body were to cancel or withdraw the Company’s permits, registrations, licenses or approvals to manufacture and sell pharmaceutical products or to require that it cease or limit its operations, the Company’s business, financial condition and results of operations could be adversely affected. In addition, the process of obtaining such regulatory approvals can be costly and time-consuming, and such approvals might not always be granted. Delays in obtaining, or failures to obtain, regulatory approvals could result in delayed realization of product sales, reduction in revenue and substantial additional costs.

The regulations that the Company needs to comply with also include regulations concerning the development, manufacturing, labeling, sale, competition and price setting, distribution, marketing, advertisement and promotion of its pharmaceutical products. Failure to comply strictly and promptly with these regulations may damage the Company’s reputation and lead to civil or criminal penalties, injunctions, compliance expenditures associated with remediation efforts, the recall or seizure of products, total or partial suspension of production and/or distribution, and suspension by regulators of their review of the Company’s applications or submissions for obtaining regulatory approvals relevant to its business. Such consequences could have a material adverse effect on the Company’s business, financial condition and results of operations.

Government policies to reduce drug prices or spending on pharmaceutical products could continue to have an adverse effect on the Company’s revenue.

The Company is subject to governmental regulations mandating or affecting the prices of pharmaceutical products. In particular, in recent years, Japanese regulators have increasingly mandated or urged price reductions of pharmaceutical products. In Japan, which accounted for 78.2%, 79.0% and 82.0% of the Company’s revenue for the fiscal years ended March 31, 2019, 2020 and 2021, and which has a universal health insurance system, manufacturers of prescription medications, including generic drugs, must apply to the MHLW to determine the price of their new prescription medications in order to have new prescription medications covered under the public medical care insurance system. The drug prices that are determined and approved by the MHLW receive price revisions, which have historically been generally downward, every two years. Furthermore, as part of the healthcare reform initiatives that the Japanese government is undertaking, starting from April 1, 2021, such prices are revised annually, which could lead to more frequent downward price revisions.

In the United States, there are efforts by the federal government to reduce spending on the Medicare and Medicaid programs, including proposals by the Congressional Budget Office to require pharmaceutical companies to pay a minimum rebate on pharmaceutical products covered under Medicare Part D for low-income beneficiaries and to cap federal Medicaid payments to the states. Congressional proposals to convert the Medicare fee-for-service program into a premium support program could also lead to significant reductions in Medicare spending, including for pharmaceutical products. Pressure to reduce drug prices, or otherwise reduce public spending on pharmaceutical products, in the United States may continue to increase.

These efforts to reduce drug prices and public spending on pharmaceutical products may continue both in Japan and the United States. Reductions in drug prices of the Company’s products typically result in reductions of overall revenue from such products. Implementation of such governmental measures thus has adversely affected, and may in the future adversely affect, the Company’s business, financial condition and results of operations.

Original-branded drug manufacturers, or other third parties, may allege that the Company is infringing upon their intellectual property.

Even after the expiration of substance or use patents on an original-branded drug, or the pharmaceutical product that a generic drug is intended to be interchangeable with, often there are other types of patents, such as process, crystalline form, dosage, administration, and pharmaceutical patents, relating to the original-branded drug that remain valid. While generic drug manufacturers produce generic drugs after the patents on substance or use concerning an original-branded drug expire, the manufacturer of the original-branded drug or third parties may allege patent infringement or other violations of intellectual property rights, claiming that the remaining patents or other intellectual property rights that they have conflict with the production and sale of generic drugs. To seek redress, they may commence lawsuits or other legal proceedings against generic drug manufacturers as well as their suppliers, partners or other parties involved in seeking approval to market generic drugs or producing and selling such generic drugs. If such manufacturers or other third parties do so against the Company, it may incur significant expenses to defend itself, and its production or sale of the relevant generic products may be delayed or suspended. Furthermore, an adverse decision against the Company in such legal proceedings, including a judicial order preventing the Company or its suppliers and partners from manufacturing, marketing, selling, or engaging in other activities necessary for the manufacture and distribution of the Company’s products, could result in substantial damages and penalties, as well as limit the Company from manufacturing, selling or engaging in other related activities concerning the relevant products, and thereby have a material adverse effect on the Company’s business, financial condition and results of operations.

The Company is subject to competition from other generic drug manufacturers as well as original-branded drug manufacturers.

There is intense competition in both the Japanese and U.S. pharmaceutical markets, which currently are the markets for substantially all of the Company’s products. For example, given that generic drugs are off-patent drugs, more than one generic drug with equivalent therapeutic effects often become available in a regional market. An increase in the number of companies selling products that compete with the Company’s products in the same market may adversely affect the Company’s ability to maintain its sales and profitability of any product over time. Furthermore, efforts by manufacturers of original-branded drugs to defend their market share even after the expiration of their substance and use patents may intensify competition. For example, brand pharmaceutical manufacturers may sell or license their own generic versions of their products, either directly or through other generic pharmaceutical companies, that compete with the Company’s products. Marketing such generic drugs, called “authorized generic drugs” or “authorized generics,” will not require any significant regulatory approval.

Some competitors of the Company may be significantly larger than the Company and may be able to develop products more quickly, or develop products that are superior to our own in various ways. Such competitors also have proprietary processes or delivery systems; larger or more productive R&D and marketing staff; larger or more efficient production capabilities in a particular therapeutic area; more experience in preclinical testing and human clinical trials; more products; or more experience in developing new drugs and greater financial resources, particularly in the case of manufacturers of original-branded drugs. Some competitors that currently may not be significantly larger than the Company may also expand their research and development capabilities and become stronger competitors to the Company in the future.

Such intense competition from other generic drug manufacturers or original-branded drug manufacturers may adversely affect whether the Company may profitably sell its products and, as a result, may adversely affect the Company’s business, financial condition and results of operations.

The Company may need to recall its products or suspend sales if incidents occur that require it, and any resulting product liability may cause the Company to incur financial loss and reputational damage.

While the risk of unknown serious side effects from generic drugs is limited, given that they are based on original-branded drugs that have been on the market for some time, generic drugs may still be subject to product recalls or sale suspensions due to such incidents as the emergence of new and unexpected side effects, the contamination of ingredients with impurities or introduction of new or more stringent quality control and manufacturing standards of prescription medications, including good manufacturing practice and good quality practice as specified by the MHLW and the FDA. Also, as a pharmaceutical company, the Company is exposed to claims of injuries allegedly resulting from the use of its products. As the Company’s portfolio of available products expands, it may experience increases in product liability claims asserted against it. Although the Company currently has product liability insurance, such insurance may not provide adequate coverage against potential liabilities. Any legal proceedings that are brought against the Company to pursue such claims may cause the Company to incur significant expenses to defend itself, and its production or sale of the relevant products may be delayed or suspended. Adverse decisions in such proceedings could result in significant damages and penalties, as well as limit the Company from manufacturing, selling or engaging in other related activities concerning the relevant products. Such product recalls, sale suspensions, or product liability claims may adversely affect the Company’s business, financial condition and results of operations. They may also adversely affect the Company’s reputation, whether or not the drugs in question have actually caused harm.

The Company may be adversely affected by a natural disaster, industrial accident, epidemic or other catastrophic event.

Natural disasters such as earthquakes, typhoons, hurricanes, floods and tidal waves, or any other catastrophic events that are outside of the Company’s control, including war, terrorist attacks and civil or political unrest, or any industrial accidents such as fires and explosions, whether due to human or equipment error, could damage, cause operational interruptions, or otherwise adversely affect the Company’s manufacturing, distribution or other capabilities, as well as potentially cause injury or death to its personnel. Such natural disasters or other catastrophic events may also affect external suppliers of raw materials and business partners of the Company, including those that have contracted to manufacture some of the Company’s products. Operational disruptions at or business termination of such business counterparties may thus also affect the Company’s production and sales.

Public health epidemics or outbreaks may adversely impact the Company’s business in similar ways. For example, COVID-19, which emerged in late 2019, has since spread to a number of countries and caused significant disruptions to their economies. In the case of the Company, for instance, it recognized impairment losses of ¥5,572 million on manufacturing and sales-related licenses of Tosymra™ for the fiscal year ended March 31, 2021 due to, among other factors, our medical representatives’ refraining from visiting medical care providers due to the COVID-19 pandemic contributing to the reduced profitability of Tosymra™ as compared to our initial plan. The extent to which COVID-19 will impact the Company will depend on future developments that are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information which may emerge concerning the severity of the coronavirus that causes it, and the actions to contain the coronavirus or treat its impact.

The Company’s measures to limit the impact of such events, including using common manufacturing equipment at such plants in order to mitigate the impact of manufacturing plant suspensions and endeavoring to source important raw materials from multiple suppliers and, with regards to the Company’s operation in Japan, having manufacturing plants in various parts of Japan, may not effectively mitigate the attendant risks. For example, not all raw materials may be procured from multiple suppliers, and if the sole supplier of a necessary raw material suspends delivery or terminates its business, the Company may have to reduce, suspend or terminate the manufacture of products that use such raw materials.

Any such consequences could cause the Company to incur significant losses of sales or unexpected expenditures, thus having a material adverse effect on its business, financial condition and results of operations.

Being a company with significant international operations, the Company is exposed to additional risks.

As a result of the acquisition of Upsher-Smith Laboratories, LLC, or USL, in May 2017, the scope of the Company’s international operations significantly increased. Also, the Company continues to evaluate from time to time new business development opportunities, including capital alliances and company acquisitions outside of Japan. The Company’s international operations may expose it to various additional risks, such as those arising from potential difficulties in monitoring and coordinating research and development, marketing, supply-chain and other operations on a cross-border basis, as well as risks related to compliance with various laws, regulations and policies in multiple jurisdictions, including those implemented following changes in political leadership. Any one or more of these or other factors arising from the international nature of its operations could hamper the Company’s ability to obtain the desired or expected returns from acquisitions, investments, alliances or other business opportunities, increase its costs, reduce its revenue, or disrupt its operations, and thus adversely affect the Company’s business, financial condition and results of operations.

The Company is subject to additional risks arising from the acquired businesses of USL

On May 31, 2017, the Company acquired USL for $1.05 billion. The success of the acquisition of USL depends on the Company’s ability to realize the anticipated growth opportunities and benefits of USL.

The Company may face significant challenges in effectively managing USL given the Company and USL are based in different countries. For example, USL’s businesses in the United States will expose the Company to legal, regulatory and tax regimes applicable to USL, particularly to its generic or small brand products, many of which are complex and could subject the Company to additional risks or liabilities.

Furthermore, the Company recorded significant amounts of goodwill, trademark and development assets in connection with the USL acquisition. If the Company fails to achieve the anticipated benefits of the USL acquisition, the Company could be required to recognize impairment losses related to these intangible assets, potentially up to their full value. Significant impairment losses could have a material adverse effect on the Company’s business, financial condition and results of operations.

A significant data security breach, or other disruption or harm to its information technology systems, could adversely affect the Company’s business and reputation.

In the ordinary course of its business, the Company collects and stores sensitive data in its data centers and on its networks, including intellectual property, proprietary business information of the Company as well as its customers, suppliers and business partners, and personally identifiable information of its employees. The Company therefore is subject to relevant laws and regulations governing the collection, use and transmission of personal information, including health information. As the legislative and regulatory landscape for data privacy and protection continues to evolve around the world, there has been an increasing focus on privacy and data protection issues that may affect the Company’s business. Although the Company endeavors to detect and respond to data security incidents, it may not be able to anticipate accidents or mishandling of information by its personnel or third-party service providers or the changing techniques used in cyber-attacks, or detect any unauthorized access or other activities that could undermine the integrity of any data that the Company controls or processes for long periods of time and implement adequate preventative or mitigating measures. If the Company’s efforts to protect personal information about its customers, suppliers and employees from data security breaches such as training its employees and having its systems department review any taking out of such information to outside the Company are unsuccessful, it may be subject to government enforcement actions, civil or criminal penalties or costly litigation and reputational or brand damage, thereby adversely affecting the Company’s business, financial condition and results of operations.

The Company is also exposed to the risk of losing customer or other business data due to reasons other than data security breaches, such as earthquakes and other natural disasters, as well as to the risk of system or connectivity disruptions that may hamper its business and operations. The Company’s efforts to prevent or mitigate such risks, such as having data saved on external servers in multiple locations or having redundancies in its communications systems, may be insufficient to protect the Company from significant data loss or disruptions to its information technology systems. Such losses or disruptions may adversely affect the Company’s business, financial condition and results of operations.

Current and changing economic conditions may adversely affect the Company’s industry, business, partners and suppliers.

The global economy continues to experience significant volatility, and the economic environment may become less favorable. Economic volatility, governmental financial restructuring efforts and evolving deficit and spending reduction programs could negatively impact the global economy generally and the pharmaceutical industry in particular. In certain cases, this has led, or could lead, to reduced consumer and customer spending, reduced or eliminated governmental or third-party payor coverage or reimbursement or reduced spending on healthcare, including but not limited to pharmaceutical products. Any such risks could adversely affect the Company’s business, financial condition and results of operations.

Governmental investigations and civil litigations regarding pricing and marketing practices may result in substantial fines, penalties, and damages.

The Company operates in complex legal and regulatory environments. Any failure to comply with applicable laws and regulations, including those under applicable antitrust laws or laws governing marketing practices, or any suspicion that it has failed to comply with them, may result in civil or criminal proceedings. In addition, as laws and regulations change, or as interpretations of them evolve, prior conduct of the Company, including the conduct of businesses that it has acquired, may be called into question.

For example, in January 2017, USL received a subpoena from the U.S. Department of Justice seeking documents and other information relating to the marketing and pricing of certain of its generic drugs, as well as communications with competitors about such products. In May 2018, USL received a civil investigative demand pursuant to the U.S. False Claims Act from the U.S. Department of Justice relating to similar matters. In addition, since December 2016, numerous civil complaints have been filed in the United States against USL on behalf of putative classes of direct and indirect purchasers of its pharmaceutical products and individual opt-out plaintiffs. These complaints predominantly allege that the USL and other defendants engaged in conspiracies to fix prices or to allocate market shares of their pharmaceutical products. The complaints have been filed against various drug manufacturers including USL. The plaintiffs predominantly seek injunctive relief and damages under federal antitrust law and damages under various state antitrust laws.

It is not possible to predict precisely the ultimate outcomes of such investigations or civil litigations, including what if any other investigations, litigation, or regulatory orders might ensue from them. Even if the Company is not found to have violated any applicable laws or regulations, the resolutions of such matters may involve the Company making settlement or other payments to regulators or private plaintiffs, or agreeing to restrictions to or other conditions on its business or operations. In addition, regardless of the outcome, responding to such investigations or civil litigations may require the Company management to attend to them at the expense of other matters, including business opportunities, and the Company may have to incur legal and other expenses defending itself in such legal proceedings. Such outcomes or costs may have a material adverse effect on the Company’s business, financial condition or results of operations.

The Company is subject to the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act, and similar anti-corruption laws in other jurisdictions, which impose restrictions on certain conducts and may carry substantial fines and penalties.

The Company is subject to the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act, the Criminal Code and Unfair Competition Prevention Act of Japan, and similar anti-corruption laws in other jurisdictions. These laws generally prohibit companies, their employees, and their intermediaries from bribing, or making other prohibited payments to, government officials for the purpose of obtaining or retaining business, and some of these laws have record-keeping requirements that may also become implicated in connection with any inappropriate payments.

The Company may operate in jurisdictions that have experienced corruption, bribery, pay-offs and other similar practices from time to time, and, in some of these jurisdictions, such practices are local custom. The Company has implemented internal control policies that mandate compliance with these anti-corruption laws and maintained awareness of such internal control policies among employees who may interact with government officials in and outside Japan. However, these policies cannot completely protect the Company from liability. There can be no assurance that its employees or intermediaries will not engage in corrupt practices for which the Company may be held responsible. If its employees or intermediaries engage in such practices, the Company could become subject to severe criminal fines, other criminal or civil penalties, and other consequences that could have a material adverse effect on its business, financial condition and results of operations.

The Company’s failure to comply with other laws and regulations could adversely impact its business and results of operations.

The Company is subject to laws and regulations concerning the environment, the chemicals that it uses in its business, the safety of its clinical trial subjects and employees, as well as product safety. For example, the Company must comply with regulation of the handling, manufacture, transportation, storage, use and disposal of pharmaceutical wastes, including the discharge of pollutants into the environment. Regardless of its efforts to avoid them, the Company is unable to completely eliminate the risk of accidental discharges that could cause environmental or property damage or personal injuries. The Company may also be held responsible under such laws for contamination caused by prior owners and operators of properties it acquires.

If the Company fails to comply with any such laws and regulations, it may be subject to enforcement proceedings, civil litigation or other proceedings (including by those seeking compensation for harm caused by such non-compliance), and be required to pay fines or damages or be subject to other penalties, including being ordered to clean up, or to pay for the costs of cleaning up, such contamination. Any of the above could adversely affect the Company’s business, financial condition and results of operations.

Risks of Owning the Company’s Shares

Japan’s unit share system imposes restrictions on the rights of holders of shares of common stock that do not constitute a unit.

Pursuant to the Companies Act of Japan and certain related legislation, the articles of incorporation of the Company provide that 100 shares of its common stock constitute one unit. Holders of shares that constitute less than one unit do not have voting rights under the Companies Act of Japan, which imposes other significant restrictions and limitations on such holders. The transferability of such shares is also significantly limited. Under the unit share system, holders of shares constituting less than one unit have the right to require the issuer to purchase their shares.

Rights of shareholders under Japanese law may be more limited than under the laws of other jurisdictions.

The articles of incorporation, share handling regulations and regulations of the board of directors, as well as the Companies Act of Japan, govern the affairs of the Company. Legal principles relating to such matters as the validity of corporate actions, directors’ and officers’ fiduciary duties and shareholders’ rights may be different from those that would apply if we were a non-Japanese company. Shareholders’ rights under Japanese law may not be as extensive as shareholders’ rights under the laws of other countries or jurisdictions within the United States. You may have more difficulty in asserting your rights as a shareholder than you would as a shareholder of a corporation organized in another jurisdiction.

Because of daily price range limitations under Japanese stock exchange rules, you may not be able to sell the Company shares at a particular price on any particular trading day, or at all.

Stock prices on Japanese stock exchanges are determined on a real-time basis by the equilibrium between bids and offers. These exchanges are order-driven markets without specialists or market makers to guide price formation. To prevent excessive volatility, these exchanges set daily upward and downward price fluctuation limits for each listed stock, based on the previous day’s closing price. Although transactions on a given Japanese stock exchange may continue at the upward or downward price limit, if the price limit is reached on a particular trading day, no transactions on such exchange may take place outside these limits. Consequently, an investor wishing to sell shares on a Japanese stock exchange at a price outside of the relevant daily limit may be unable to complete the sale through that exchange on that particular trading day.

It may not be possible for investors to effect service of process within the United States upon our directors, senior management or audit & supervisory board members, or to enforce against us or those persons judgments obtained in U.S. courts predicated upon the civil liability provisions of the federal securities laws of the United States.

We are a joint stock company incorporated under the laws of Japan. All of our directors, senior management and audit & supervisory board members reside outside the United States. It may not be possible, therefore, for U.S. investors to effect service of process within the United States upon these persons. It may not be possible, therefore, for U.S. investors to enforce, against us or these persons, judgments obtained in the U.S. courts predicated upon the civil liability provisions of the federal securities laws of the United States. We believe that there is doubt as to the enforceability in Japan, in original actions or in actions to enforce judgments of U.S. courts, of claims predicated solely upon the federal securities laws of the United States.

The Company will likely terminate its Exchange Act reporting obligations as soon as practicable in accordance with applicable rules and regulations.

The Company will likely decide to terminate its reporting obligations under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, as soon as practicable in accordance with the rules that permit the deregistration of eligible foreign private issuers. If the Company does so, U.S. shareholders will have access to less information about the Company and its business, operations and financial performance, and will cease, among other things, to be subject to the liability provisions of the Exchange Act and the provisions of the Sarbanes-Oxley Act of 2002. If the Company is unable to terminate its reporting obligations as currently contemplated, it may incur additional costs in order to maintain compliance with applicable U.S. laws and regulations.

ITEM 4.	INFORMATION ON THE COMPANY

4.A HISTORY AND DEVELOPMENT OF THE COMPANY

The Company is a joint stock company incorporated under the laws of Japan. Its registered office is located at 5-2-30, Miyahara, Yodogawa-ku, Osaka 532-0003, Japan. The telephone number of its registered office is +81-6-6105-5818.

The SEC maintains an internet site (www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The Company’s website is https://global.sawaigroup.holdings/. Information contained on or accessible through the Company’s website is not part of this annual report on Form 20-F.

The Company was founded in 1929 as Sawai Pharmacy, the forerunner, as a pharmacy that sells over-the-counter medications.

In 1948, Sawai Pharmaceutical Co., Ltd., was incorporated.

In 1965, Sawai Pharmaceutical shifted its focus from manufacturing over-the-counter medications to manufacturing prescription medications.

In 2000, Sawai Pharmaceutical’s shares of common stock were listed on the Second Section of the Tokyo Stock Exchange.

In 2003, Sawai Pharmaceutical’s shares of common stock moved its listing to the First Section of the Tokyo Stock Exchange.

In 2017, Sawai Pharmaceutical acquired 100% of the issued and outstanding voting securities of USL in the United States through Sawai America LLC, our consolidated subsidiary. It assigned 20% of the limited liability company interests in Sawai America LLC to a third party in 2018.

On April 1, 2021, SGH was established as a holding company pursuant to the Share Transfer, and Sawai Pharmaceutical became a wholly owned subsidiary of SGH through the Share Transfer.

See “Operating and Financial Review and Prospects—Liquidity and Capital Resources” for a description of the Company’s principal capital expenditures and divestitures between April 1, 2018 and March 31, 2021 and information concerning the Company’s principal capital expenditures and divestitures currently in progress.

4.B BUSINESS OVERVIEW

The Company manufactures and sells various prescription medications primarily in Japan and the United States. Its main products are generic drugs in various forms covering all major therapeutic areas.

Generic drugs are medications that have the same active ingredient as “original-branded drugs,” that is drugs that were sufficiently novel as to be protected by patents or other forms of exclusivity, and therefore yield the same therapeutic effect as the original-branded drugs. Generic drugs are sold after the patent of the original-branded drug expires, often at a more affordable price, and are labeled typically with a generic non-proprietary name.

In the United States, the Company also manufactures and sells drugs that have the same active pharmaceutical ingredients as original-branded drugs but have different administration or dosage forms, or USL-branded products.

The Company’s business consists of two geographical segments, each of which is a reportable operating segment of the Company:

Japan Business segment. The Japan Business segment is the Company’s primary operating business segment by revenue. The Company manufactures over 800 generic drugs. The Company’s main products include cardiovascular drugs, gastro-intestinal drugs and central nervous system drugs. The Company sells its generic drugs to distributors, retail stores and other pharmaceutical manufacturers, as well as directly to medical institutions in Japan.

U.S. Business segment. The Company expanded its business to the U.S. market through the acquisition of USL by Sawai Pharmaceutical in 2017. For the U.S. market, the Company manufactures and sells generic drugs and USL-branded products. The Company’s main products for the U.S. market include central nervous system drugs and cardiovascular drugs. The Company sells its pharmaceutical products to wholesalers in the United States.

The following table provides a breakdown of the Company’s revenue by segment for the periods indicated.

	Fiscal year ended March 31,
	2019		2020		2021
	Revenue	Percentage of total revenue	Revenue	Percentage of total revenue	Revenue	Percentage of total revenue
	(Millions of yen except percentages)
Japan Business	144,098	78.2%	144,130	79.0%	153,584	82.0%
U.S. Business	40,243	21.8%	38,407	21.0%	33,635	18.0%

Total consolidated revenue	184,341	100%	182,537	100%	187,219	100%

Strategy

The Company’s philosophy is “Always Putting Healthier Lives First.” The Company strives to resolve social issues through Sawai Group Holdings’ businesses. Specifically, it endeavors to realize a sustainable society through its generic drugs business, and will seek to contribute to the extension of healthy lifespans through new businesses. The Company will strive to contribute to the health of as many people as possible as a healthcare-focused corporate group that develops sustainably alongside society, with generic drugs as its core business.

Sawai Group Vision 2030

In May 2021, the Company announced “Sawai Group Vision 2030,” which encapsulates what it will seek to achieve during the ten fiscal-year period ending March 31, 2031. The Company intends to strive to help create a world where more people can receive healthcare services and live a full life with peace of mind among society. It also aims to become a company with a strong presence that continues to contribute to people’s health through providing a multifaceted mix of products and services based on scientific evidence that meets individual needs. To such ends, in the primary care field, it will strive to provide a wide range of healthcare-related options that are not limited to drug treatments, but rather includes offerings such as health foods that contribute to disease prevention, as well as treatment solutions using digital medical devices, while keeping generic drugs as its core business. In the specialty field, it will seek to develop new drugs in the orphan diseases field in order to provide new treatment opportunities. Through these and other steps, the Company targets generating 400 billion yen of revenue as well as a return on equity of 10% or more in the fiscal year ending March 31, 2031.

START 2024

In May 2021, the Company also announced “START 2024,” a medium-term business plan for the three fiscal-year period ending on March 31, 2024. The plan sets forth the Company’s initial strategies and goals towards achieving the objectives set forth in the Sawai Group Vision 2030, such as the following.

Expand share of Japanese generic drug market

The Company aims to expand its share of the Japanese generic drug market by:

•	seeking to launch over 85 new generic drugs during the three fiscal-year period; and

•

in anticipation of industry reorganization and consolidation, aiming to further strengthen its supply capacity through such means as building new factories, acquiring factories and securing high-quality production contractors.

Invest in future growth of the U.S. Business segment

The Company aims to make investments in such areas as facilities and R&D during the three fiscal-year period in order to lay the foundation for future growth of the U.S. Business segment. Through these and other initiatives, the Company will, in its U.S. Business segment:

•	aim to increase revenue by further promoting sales of existing generic drugs and USL-branded products;

•	strive to expand its product lineup, mainly in the niche generic drugs space; and

•	seek to strengthen its pipeline of high complexity drug products.

Planned measures include creating a new manufacturing plant in the United States, into which the Company will seek to consolidate the manufacturing of all marketed products the Company manufactures in the United States by December 2022.

Cultivate new growth areas

Alongside investing in its existing businesses in Japan and the United States, the Company has budgeted for 30 billion yen in investments to be made in new business areas during the three fiscal-year period. It currently intends to focus its resources in this respect into the following three areas:

•	new drugs for orphan diseases, such as amyotrophic lateral sclerosis, or ALS;

•

treatment solutions that employ digital medical devices. For example, the Company will seek to provide solutions for central nervous system ailments such as depression and psychosis that combine generic drugs, neuromodulation and digital therapeutics. Solutions that help individuals manage the risks of “lifestyle-related” diseases such as diabetes may also be a focus; and

•	health foods that may help support longer healthy lifespans by helping prevent or offset the impact of ailments such as locomotive syndrome, frailty, dementia and lifestyle-related diseases.

Address social issues

Through the measures described above and other steps, the Company aims, through its sale of generic drugs, to provide medical cost savings equivalent to double the Company’s revenue from its Japanese and U.S. generic drug businesses, and thereby contribute to enhancing the sustainability of social insurance systems and to improving access to healthcare. It also hopes to contribute to longer healthy lifespans by expanding its business to a wider range of healthcare domains, including pre-symptomatic illness and prevention.

Capital strategy

In addition to the 30 billion yen budgeted for investments in new business areas, the Company also currently plans to invest approximately 75 billion yen in R&D and for acquiring new products, as well as to make approximately 70 billion yen in capital investments, during the three fiscal-year period. It will also aim to provide consistent, ongoing dividends, targeting a payout ratio of 30% and at least annual dividends of 130 yen per share, or an aggregate of 17 billion yen of dividends during the three fiscal-year period.

Products

Our principal products are generic drugs which come in various dosage forms such as tablets, oral dispersing tablets, capsules, granules, injectables, tape, ophthalmic or nasal solutions, syrups and other forms. Our generic drugs cover all therapeutic areas such as cardiovascular, central nervous system, gastro-intestinal, blood/body fluid, other metabolic, vitamins, antiallergics, antibiotics, urogenital organs and the anus, antineoplastic and anti-cancer.

The following is a description of our principal products in each of our Japan and U.S. Business segments.

Japan Business Segment

The Japan Business segment is our largest business segment by revenue and comprises approximately four-fifths of our global revenue.

Products for the Japan Business Segment. Main products of the Japan Business segment include the following.

•

Atorvastatin. Atorvastatin is a medicine that lowers cholesterol in the blood by inhibiting cholesterol synthesis in the liver. It is usually used to treat hypercholesterolemia and familial hypercholesterolemia. The dosage form is tablets.

•

Limaprost Alfadex. Limaprost Alfadex is a medicine that acts directly on vascular smooth muscles and expands peripheral vessels and also suppresses platelet aggregation to improve blood flow, leading to relief of symptoms such as numbness and pain of limbs, as well as coldness. It is usually used to improve various ischemic symptoms such as ulcer/pain and coldness associated with thromboangiitis obliterans, subjective symptoms (pain and numbness of lower limbs) associated with acquired lumbar spinal stenosis (patients with normal straight leg raise-test and bilateral intermittent claudication), and walking ability. The dosage form is tablets.

•

Lansoprazole. Lansoprazole is a medicine that inhibits the terminal step in gastric acid secretion, called proton-pump, and suppresses gastric acid secretion, and increases pH in the stomach to enhance antibacterial effects of antibacterial agents. It is usually used to treat gastric ulcers, duodenal ulcers, anastomotic ulcers, reflux esophagitis, Zollinger-Ellison syndrome and non-erosive gastroesophageal reflux disease, and to suppress recurrences of gastric ulcers or duodenal ulcers associated with low-dose aspirin/nonsteroidal anti-inflammatory drug medication as well as to help eradication of Helicobacter pylori in gastric ulcers, duodenal ulcers, gastric MALT lymphoma, idiopathic thrombocytopenic purpura, after endoscopic treatment for early-stage gastric cancer, and Helicobacter pylori-associated gastritis. The dosage form is oral dispersing tablets.

Significant new products. We launched the following significant new generic drugs in our Japan Business segment in the fiscal years ended March 31, 2019, 2020 and 2021:

•

Aprepitant. Aprepitant is a capsule drug launched in December 2019, used to suppress digestive symptoms such as nausea and vomiting associated with the administration of anticancer drugs. The capsule size takes into account the possibility of taking the product in a nauseous state (Capsule 125 mg: total length 17.8 mm, Capsule 80 mg: total length 15.8 mm).

•

Micafungin Sodium. This is a product for infusion launched in December 2019, which treats infections caused by Aspergillus sp. and Candida sp. such as fungemia, respiratory mycosis and gastrointestinal mycosis. The product is covered with a Sawai-original protector and light-shielding shrink wrapping, both of which protect the product from being exposed to light. These features also protect the vial from breaking, if dropped.

•

Silodosin. Silodosin is a product launched in June 2019, which is used for bladder outlet obstruction associated with prostatic hyperplasia. Silodosin comes in the form of oral dispersing tablets that can be taken even with a small amount of water, to reduce the burden on patients.

•	Blonanserin. Blonanserin is a product launched in June 2019, which is used for schizophrenia.

•

Oseltamivir. Oseltamivir is a product launched in June 2018, which is used for treatment or prophylaxis of influenza type A or B virus infection. As of May 31, 2021, this is the only anti-influenza generic drug available in Japan.

•

Capecitabine. Capecitabine is a product launched in December 2018, which treats inoperable or recurrent breast cancer, colorectal cancer and gastric cancer. Since anti-cancer treatments can continue for a long period of time, capecitabine plays an important role in helping patients financially.

•

Atomoxetine Hydrochloride. Atomoxetine Hydrochloride is a capsule drug launched in December 2018, which is used for treatment of attention-deficit and hyperactivity disorders. The small capsule size facilitates intake by patients.

•

Nalfurafine. Nalfurafine is a product launched in June 2018, which is used to improve pruritus in hemodialysis patients. The dosage forms include oral dispersing tablets. Since water intake is sometimes restricted for dialysis patients, oral dispersing tablets that may be taken without water can be especially beneficial to such patients.

•	Memantine Hydrochloride. Memantine Hydrochloride is a product launched in June 2020, which is used to treat Alzheimer’s disease. The dosage forms are tablets, oral dispersing tablets and dry syrup.

•	Eldecalcitol. Eldecalcitol is a capsule drug launched in June 2020, which is used to treat osteoporosis.

•

Bazedoxifene. Bazedoxifene is a tablet drug launched in September 2020, which is used to normalize bone metabolic imbalance due to depressed secretion of female hormones in postmenopausal women, consequently improving low bone mass and reducing the risk of bone fracture. It is usually used to treat postmenopausal osteoporosis.

•

Fexofenadine Hydrochloride (Pusofeki Combination Tablets). Fexofenadine Hydrochloride is a tablet drug launched in September 2020, which has an antagonistic action on histamine H1 receptors and a suppressive action on the release of various chemical mediators. It is usually used for the treatment of allergic rhinitis and hives, and itching of skin associated with skin diseases (eczema/dermatitis, dermal pruritus and atopic dermatitis).

•

Dutasteride. Dutasteride is a capsule drug, which is used to inhibit both isoforms (type 1 and type 2) of 5α-reductase, and suppresses the conversion of dihydrotestosterone from testosterone. Dutasteride capsules are available in two types: Dutasteride capsule 0.5mgAV, launched in June 2020, decreases the volume of enlarged prostates and is usually used to treat prostatic hyperplasia. Dutasteride capsule 0.5mgZA, launched in November 2020, retards the progression of male pattern hair loss and is usually used to treat male pattern alopecia.

•

Pregabalin. Pregabalin is a product launched in December 2020, which is used to treat neuropathic pain and pain associated with fibromyalgia. One of the dosage forms is oral dispersing tablets, which are menthol-scented to facilitate intake by patients. Pregabalin is also available in capsule forms.

•

Duloxetine Hydrochloride. Duloxetine is a serotonin-noradrenaline reuptake inhibitor launched in June 2021, which helps to restore the balance of certain natural substances (serotonin and noradrenaline) in the brain and is used to treat depression and anxiety. Duloxetine is also used to help relieve pain due to medical conditions such as arthritis or chronic back pain.

U.S. Business Segment

We manufacture and sell USL-branded products and generic drugs in the U.S. Revenue of our U.S. Business segment comprises approximately one-fifth of our global revenue.

Products for the U.S. Business Segment. Main products of the U.S. Business segment include Klor-Con®, a medicine in a tablet form that provides an extended-release to prevent and treat hypokalemia with or without metabolic alkalosis, digitalis intoxication, and hypokalemic familial periodic paralysis; Qudexy®, a medicine to prevent migraine and treat certain types of seizures; and Chlorpromazine, a medicine for the management of manifestations of psychotic disorders.

Significant new products. We launched the following significant new generic drugs in the U.S. Business segment in the fiscal years ended March 31, 2019, 2020 and 2021.

•

Morphine Sulfate Tablets, CII. A product launched in August 2019, this is an opioid agonist in tablet form prescribed for the management of acute and chronic pain severe enough to require an opioid analgesic and for which alternative treatments are inadequate. The product is available in two strengths, specifically 15mg and 30mg.

•

Tosymra™ (sumatriptan) Nasal Spray. A product launched in October 2019, this product is for the acute treatment of migraines with or without aura in adults. The product is a fast-acting, easy-to-use acute migraine treatment option that delivers the efficacy of an injectable in a convenient nasal spray. The product contains 10 mg of sumatriptan and is supplied as a ready-to-use, single-dose, disposable unit.

•

Zembrace® SymTouch® (sumatriptan injection). An injection-type product, this is used for the acute treatment of migraines with or without aura in adults who have been diagnosed with migraines. The product is a fast-acting acute migraine treatment option that offers a simple, two-step injection process. The product contains 3 mg of sumatriptan and is supplied as a prefilled, ready-to-use, single-dose disposable auto-injector.

•	Ramelteon. A tablet drug launched in December 2020, this is used in the United States to treat insomnia characterized by difficulty with sleep onset.

Research & Development

Our generic drugs undergo the following research and development stages.

•	Stage I: Determine products to develop and manufacture, consider drug substance procurement, and finalize formulation design.

•	Stage II: Conduct manufacturing trials on a certain scale, followed by clinical trials, and then evaluate the likelihood of success of an application for marketing approval.

•

Stage III: Submit an application for marketing approval to the relevant regulatory authorities and undergo the approval processes of performance qualification, or PQ, process validation, or PV, and good manufacturing practices, or GMP. Receive final decision on the application for marketing approval and, in Japan, approval of the drug prices to be paid by a purchasing patient if he or she were to purchase entirely at his or her cost without insurance coverage.

•	Stage IV: If approved, “launch,” or begin commercial sales of, the product.

On average, the development of generic drugs takes between three and five years. Development expenditures are incurred during Stages I through III, and mainly consist of costs for purchasing active pharmaceutical ingredients for the trials in Stage I and Stage II, the costs of the manufacturing trials and clinical trials in Stage II, and the fees for submitting approval applications in Stage III. The regulatory authorities to which we apply for approvals of our generic drugs are the Ministry of Health, Labour and Welfare of Japan and the Food and Drug Administration, or the FDA, in the United States.

With regards to our Japan Business segment, we believe our research and development capabilities and patent research capabilities are strengths of ours, enabling us to quickly develop and sell our generic drugs. Because of these strengths, once we finalize the formulation design of a product and secure means of stably procuring the active pharmaceutical ingredients, we are generally able to commercialize products that we develop. The fact that we sell a large number of varied products and have a stable distribution system has contributed to earning and maintaining the trust of our business partners and medical institutions, which has in turn led to our sustainable growth.

In recent years, the increased complexity and sophistication of the formulation technology of originator drugs has made the development of generic drugs become more complex. Therefore, we have participated in some joint development projects with other pharmaceutical companies where each of us and such other pharmaceutical companies focus on our respective fields of expertise.

In our U.S. Business segment, our strength lies in research and development of specific indications mainly with respect to the central nervous system. However, there are many competitors and new entrants in the U.S. market, given the low barriers to entry. For this reason, even when we are able to obtain the required regulatory approval, in some cases we discontinue development from an economic standpoint, because we are unable to identify or reasonably anticipate our eventual competitor(s) and confirm the profitability of the product under development.

To date, the focus of our business integration with USL has been research and development operations. So far, such integration has taken only a form of partial support of each other’s research and development operations, due to the difference in the requirements for obtaining approvals from Japanese and U.S. regulatory authorities. However, we plan to further pool our respective research and development know-how and seek to efficiently launch new products in the Japanese and U.S. markets.

Products Under Development or Awaiting Launch

•	Olopatadine hydrochloride. Olopatadine hydrochloride is used as eyedrops to treat the symptoms of allergic conjunctivitis.

•

Tolvaptan. Tolvaptan is an aquaretic drug that functions as a selective, competitive vasopressin receptor 2 (V2) antagonist used to treat hyponatremia, or low blood sodium levels, associated with congestive heart failure, cirrhosis, and the syndrome of inappropriate antidiuretic hormone.

•	Esomeprazole magnesium. Esomeprazole magnesium hydrate is a medication that reduces stomach acid. It is used to treat gastroesophageal reflux disease and peptic ulcer disease.

•	Azilsartan. Azilsartan is an angiotensin II receptor antagonist used in the treatment of hypertension.

•

Pitavastatin calcium. Pitavastatin calcium is used for patients of cardiovascular disease and hyperlipidemia. It is an inhibitor of HMG-CoA reductase, the enzyme that catalyzes the first step of cholesterol synthesis.

•	Mirabegron. Mirabegron is a drug that activates the b3 adrenergic receptor in the bladder, resulting in its relaxation. It is used to treat overactive bladders.

•	Corticotropin. Corticotropin is an injection that mainly treats multiple sclerosis, psoriatic arthritis and rheumatoid arthritis.

•	Also, Sawai Pharmaceutical, in cooperation with Neugen Pharma, is developing a new drug for the treatment of ALS. Clinical studies will be launched in the United States in 2021.

Competition

The Company’s primary competitors are generic drug manufacturers, original-branded drug manufacturers and pharmaceutical companies that manufacture and sell authorized generics. One of the key matters over which the

Company competes with other generic drug manufacturers is wholesalers’ recommendation to their customers as to which drug should be used. If wholesalers change their recommended manufacturers from the Company to the Company’s competitors, not only would the Company’s sales volume decrease, reducing our revenue, but also the Company’s procurement costs would tend to increase as the Company would be less able to obtain volume discounts from our suppliers due to the reduced sales volume of the Company’s products. The Company competes with generic drug manufacturers based on, among other factors, prices. One factor limiting the Company’s ability to compete based on prices is that lowering drug prices may disincentivize medical institutions from prescribing our products, which in turn would adversely affect the Company’s revenue, as lower prices may reduce the profits they earn from prescribing our products. The Company also competes with other generic drug manufacturers based on the speed with which the Company can take a product to market, as often the first generic drug counterpart of an original-branded drug that goes to market is able to secure a certain amount of market share.

As the sale price of generic drugs is generally less than their brand-name counterparts, in competing with original-branded drug manufacturers the Company mainly focuses on ensuring that that the perceptions that patients, health care professionals, wholesalers and distributors have about the efficacy and safety of our products is appropriate. The primary factor affecting the Company’s competition with original-branded drug manufacturers is the Japanese and U.S. governments’ willingness to promote the use of generic drugs. If such governments reduce or cease such promotion, patients may increasingly choose original-branded drugs over their generic drug counterparts.

The Company also competes against pharmaceutical companies that manufacture and sell authorized generics. While the factors affecting the Company’s competition with authorized generics is similar to those based on which the Company competes with other generic drug manufacturers, one difference is that authorized generics are generally able to obtain regulatory approval more quickly than other generic drugs. Thus, they have an advantage in that they can go to market more quickly and secure market share before other generic drugs can be sold. The Company’s generic drugs also compete against “follow-up” authorized generics, which come to market later and thus do not have the advantage of being the first generic drug on the market, but seek to secure market share by promoting the fact that they are identical to the original-branded drugs counterpart.

In the United States, given that insurance coverage for generics is broader than for original-branded drugs, doctors and pharmacists tend to prescribe generic drugs whenever possible. Therefore, the Company’s marketing efforts toward promoting the sale of the Company’s generic drugs involves marketing to medical institutions and pharmacies the line-up of the Company’s generic drugs and increasing the awareness among them as well as encouraging them to purchase and prescribe the Company’s products.

The competitive environment that the Company’s USL-branded drugs face are different from the Company’s generic drugs. Given that the USL-branded drugs are products with the same active pharmaceutical ingredients as original-branded drugs but have different administration or dosage forms, the key competitive factors are the distinctiveness of the Company’s USL-branded drugs compared to similar products, including original-branded drugs with the same active pharmaceutical ingredients, and the extent to which the brand is widely recognized. The Company’s marketing efforts toward promoting the Company’s USL-branded drugs focus on marketing to doctors and pharmacists the Company’s USL-branded drug line-up, and how the Company’s USL-branded drugs have effective and competitive administration or dosage forms that may be more favorable to patients than the products of the Company’s competitors.

Raw Materials

The Company procures active pharmaceutical ingredients from around the world, including through import from China and various other countries. For the Company’s products manufactured in Japan, the Company primarily procures such active pharmaceutical ingredients indirectly through third-party trading companies in Japan, which purchase such active pharmaceutical ingredients from third-party suppliers around the world. The Company is making efforts to procure active pharmaceutical ingredients from different suppliers so as to mitigate the risk of being unable to procure such ingredients.

Sales Channels, Marketing and Pricing

In Japan, the Company sells its products through distributors, retail stores and other pharmaceutical manufacturers as well as selling directly to medical institutions. The medical institutions that use the Company’s products include approximately 8,000 hospitals, 40,000 general practitioners, and 58,000 dispensing pharmacies throughout Japan.

The majority of the Company’s revenue in Japan is attributable to sales of the Company’s generic drugs through medical institutions and dispensing pharmacies. In Japan, unless the physician explicitly denotes in prescriptions that the prescription should be fulfilled as noted, patients or pharmacies may substitute a generic drug for an original-branded drug. In addition, through the national health insurance system in Japan, pharmacies are financially incentivized to offer generic drugs to patients. Thus, in the Company’s marketing efforts in Japan, the Company seeks to educate physicians, pharmacy personnel and patients about the Company and its products.

The prices at which the Company sells its products, and therefore its revenue, in Japan is impacted by the Japanese national health care system. While reductions in drug prices may increase the volume of drugs being sold, with respect to the Company’s products, reductions in drug prices typically result in reductions of overall revenue from such products. The Japanese government has maintained for many years a universal health insurance system that ensures that almost all Japanese residents are covered by public medical care insurance, or otherwise have access to medical insurance. In connection with maintaining such public medical care insurance system, the Minister of Health, Labour and Welfare designates which prescription medications can be covered by public medical care insurance, and maintains a price list of official rates for calculating the prices of such designated prescription medications. This price list is referred to as the National Health Insurance price list, or the NHI price list. The significance of this price listing system for pharmaceutical manufacturers is that, in order to sell any prescription drugs in Japan, pharmaceutical manufacturers must have their prescription medications listed on the NHI price list published by the MHLW.

The NHI price list effectively determines the drug prices that medical institutions and dispensing pharmacies in Japan charge their patients for prescription medications, as they specify the prices payable by patients absent insurance coverage; patients with insurance coverage pay a portion of such prices. However, the NHI price list and the MHLW do not restrict wholesale drug prices, such as the prices at which pharmaceutical manufacturers sell prescription medications to wholesalers and distributors as well as the prices at which wholesalers, distributors and pharmaceutical manufacturers sell to dispensing pharmacies and other medical institutions. Thus, wholesale prices are impacted by both the NHI price list and competitive forces.

In an effort to make the drug prices that patients pay for prescription medications closer to wholesale drug prices, the MHLW has revised the prices on the NHI price list generally once every two (2) years, based on surveys of wholesale drug prices. The price of previously listed products generally decreases as a result of such NHI price list revisions. Starting in the fiscal year commenced on April 1, 2021, the MHLW conducts such revisions annually. For more details regarding the revision to the NHI price list, see “—Regulation—Japan” below.

In addition, the Company offers incentive payments and discounts to the Company’s customers in order to promote the sale of the Company’s products. For instance, the Company pays rebates to customers such as wholesalers when they achieve an agreed volume of sales to medical institutions. In the United States, the Company also offers discounts by means of paying chargebacks, which represent the difference between the invoice price to the wholesaler for a particular product and the price that the wholesaler sells to their customer, to wholesalers for certain products in some cases.

In the United States, the Company sells its pharmaceutical products to wholesalers. In general, the prices of the Company’s products to commercial customers are determined by free competition, not by government mandate, although the government is looking for ways to reduce prices of pharmaceutical products. In the United States, there have been a number of court cases, legislative and regulatory changes and other potential changes relating to the healthcare system that affect pharmaceutical pricing. Medicare Part B uses a reimbursement methodology for physician-administered drugs based on average sales price, and the current administration is examining ways to limit reimbursement for these drugs. In addition, Medicare Part D utilizes prescription drug plans to use formularies whereby they can limit the number of drugs that will be covered in any therapeutic class. Private payors often follow Medicare coverage policies and payment limitations in setting their own reimbursement rates, and any reduction in reimbursement by those payors may result in a similar reduction in payments from private payors. There is additional pressure to contain and reduce costs, and these cost reduction initiatives and others could decrease the coverage and reimbursement received for approved drugs. Manufacturers’ contributions to this area, including donut hole coverage as described below, or potential excise taxes, are increasing and are subject to additional changes in the future.

In 2010, President Obama signed into law the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010 (together, the “Health Care Reform Law”), a sweeping law intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add new transparency requirements for healthcare and health insurance industries, impose new taxes and fees on the health industry, and impose additional health policy reforms. The Health Care Reform Law, among other things, extended the Medicaid Drug Rebate Program to beneficiaries enrolled in Medicaid managed care organizations, provided an alternative rebate calculation for line extensions or reformulated drugs, imposed a significant annual fee on companies that sell branded prescription drugs or biologics to specified government programs in the United States, expanded the 340B drug discount program, including the creation of new penalties for non-compliance, and included a 50%, which has since been increased to 70%, discount on brand name drugs for Medicare Part D participants in the coverage gap, or “donut hole.”

Additionally, in response to controversies regarding pricing of pharmaceutical products, there has been a recent push to propose legislation, both on state and federal levels, that would require greater disclosure as to the reasoning behind drug prices and, in some cases, could give state or federal-level commissions the right to impose cost controls on certain drugs. These and other new provisions are likely to continue the pressure on pharmaceutical pricing and may also increase regulatory burdens and operating costs. However, whether and to what extent any such positions will result in changes of the law, and how any such changes could impact the Company’s business, cannot be determined at this time.

Intellectual Property

The Company’s intellectual property rights include patents that the Company holds for manufacturing procedures of pharmaceutical products as well as licenses granted by third parties for some of our brand products. Set forth below are the details of each of such intellectual property rights.

Patent Rights

USL holds U.S. patents and registered trademarks for some of its USL-branded drugs including the following:

•	Klor-Con®;

•	Qudexy® XR (topiramate) Extended-Release Capsules;

•

Testosterone Gel, CIII, a medicine in gel form that contains testosterone that will be absorbed through the skin and enters the bloodstream of patients, to be used for replacement therapy in adult males for conditions associated with a deficiency or absence of endogenous testosterone;

•

Topiramate Extended-Release Capsules, a medicine in capsule form that provides an extended-release of topiramate, or sulfamate-substituted monosaccharide, to treat certain types of seizures and prevent migraines;

•	Tosymra™ (sumatriptan) Nasal Spray, a medicine in nasal spray form containing sumatriptans to treat acute migraines with or without aura in adults;

•	Vogelxo® (testosterone) gel, CIII, a medicine in gel form to be used for replacement therapy in adult males for conditions associated with a deficiency or absence of endogenous testosterone; and

•	Zembrace® Symtouch®, a medicine in infection form that contains sumatriptan succinate to be used as acute treatment of migraine with or without aura in adults.

License

The Company also sells authorized generics, including authorized generic versions of USL’s own Qudexy® (topiramate) and Vogelxo® (testosterone), as well as license rights to market and sell potassium citrate, a medicine that restores the chemicals in the kidneys to help prevent kidney stones, from Mission Pharmacal Company, and Vandazole® (metronidazole gel), a medicine used for treatment of bacterial vaginosis, or formerly referred to as Haemophilus vaginitis, Gardnerella vaginitis, nonspecific vaginitis, Corynebacterium vaginitis, or anaerobic vaginosis, in non-pregnant women, from Teva Pharmaceutical Industries, Ltd.

Regulation

The manufacturing and sales of pharmaceutical products require compliance with the laws of relevant jurisdictions. In Japan, the Company must comply with the Act on Securing Quality, Efficacy and Safety of Products Including Pharmaceuticals and Medical Devices and its relevant laws and regulations, or collectively, the “Pharmaceutical Act,” under which we must have approval by, registration at or license from the Minister of MHLW or the relevant authorities of Japanese prefectures. Furthermore, the Company’s business is also subject to, and impacted by, aspects of the public health insurance framework of Japan. In the United States, the Company must comply with the Food, Drug and Cosmetic Act, or the FDCA, and its relevant implementing regulations and the guidance provided by the Federal Food and Drug Administration, or the FDA, as well as the laws and regulations of other federal government agencies including the Drug Enforcement Administration, or the DEA, the U.S. Department of Agriculture, or the USDA, and the Environmental Protection Agency, or the EPA, and the laws and regulations of the states and territories of the United States. The import and export of pharmaceutical products, raw materials, production properties and devices as well as technologies also require compliance with the laws and regulations of the relevant jurisdictions.

Japan

In Japan, the Pharmaceutical Act is the basic law that regulates the business of manufacturing, marketing and/or selling of pharmaceuticals, quasi-pharmaceutical products, cosmetics, medical devices and regenerative medical products. It provides for, among other things, the control required for securing the quality, efficacy and safety of such products and for preventing the occurrence or spread of health and hygiene-related hazards caused by the use of such products. As the Company manufactures and sells only pharmaceutical products (in particular, generic drugs), the following description focuses on regulations relating to pharmaceutical products (i.e., generic drugs).

Licenses for conducting the business of manufacturing, marketing or selling pharmaceutical products

Under the Pharmaceutical Act, a person is required to obtain from the Minister of the MHLW or from the governor of the relevant prefecture the relevant licenses required to conduct the business of manufacturing, marketing and/or selling pharmaceuticals. Specifically, in the course of its business, the Company is required to hold and actually does hold the following licenses: (i) a manufacturing license, which is a license required to engage in the business of manufacturing pharmaceuticals, (ii) a marketing license, which is a license required to engage in the business of marketing pharmaceuticals (the term “marketing” in this context refers to manufacturing or importing pharmaceuticals, and then selling, leasing or providing them to others), and (iii) a selling license, which is a license required to engage in the business of selling or providing pharmaceuticals, or storing or displaying pharmaceuticals for the purpose of the sale or provision thereof. As for marketing licenses for pharmaceuticals, there are two types, one of which is first-class marketing license, which authorizes the license holder to market prescription pharmaceuticals, and the other is second-class marketing license, which authorizes the license holder to market pharmaceuticals other than prescription pharmaceuticals. The Company holds both marketing licenses. As for selling licenses for pharmaceuticals, there are three types: a license for store-based distribution, a license for household distribution and a license for wholesale distribution. The Company holds a license for wholesale distribution, which authorizes the license holder to sell or provide pharmaceuticals to, among others, proprietors of pharmacies, holders of marketing authorization, manufacturers or sellers of pharmaceuticals, or proprietors of hospitals or clinics.

The manufacturing license and the marketing license are subject to renewal every five (5) years, and the selling license is subject to renewal every six (6) years. In case renewal is rejected for whatever reasons, the business of the Company will be adversely impacted. Also, in case a license holder is found to be in breach of the Pharmaceutical Act, the licenses may be rescinded by the Minister of the MHLW or by the governor of the prefecture where a business office of the license holder is located.

Applications for the approval of new drugs

Applications for the approval of new drugs, including generic drugs, are made through the Pharmaceuticals and Medical Devices Agency, or the PMDA. PMDA is a Japanese regulatory agency, working together with MHLW, that has the role of protecting the public health by assuring safety, efficacy and quality of pharmaceuticals and medical devices. PMDA conducts, among other things, scientific reviews of marketing approval applications of pharmaceuticals and medical devices, and monitoring of their post-marketing safety. As industry practice, for generic drugs, applications for the approval of new drugs are accepted only twice a year (i.e., February and August) and, unless any issue is found in such application, normally approvals of such applications are granted in the month one year after the application (i.e., the following February or August).

In order to apply for the approval of new drugs, the applicant must submit the prescribed application form together with certain designated attachments, including (i) data concerning origin or background of discovery and conditions of use in foreign countries, etc.; (ii) data concerning manufacturing methods, standards and test methods, etc.; (iii) data concerning stability; (iv) data concerning pharmacological effects; (v) data concerning absorption, distribution, metabolism, and excretion; (vi) data concerning acute, subacute, and chronic toxicities, genotoxicity, teratogenicity, and other toxicities; (vii) data concerning test results of clinical studies, etc.; and (viii) data concerning matters to be indicated on package inserts. However, pursuant to a notification issued by the Pharmaceutical and Food Safety Bureau of the MHLW, attachments required for the application for the approval of new generic drugs are substantially reduced, and the applicant is only required to attach certain data concerning the above item (ii) (limited to manufacturing methods, on a case-by-case basis, and standards and test methods), item (iii) (limited to accelerated tests), item (v) (limited to bioequivalence studies) and item (vii). The reexamination period of the original-branded drug should also be expired in order to apply for approval of a new generic drug.

Once an application for approval of a new generic drug is submitted, a review process will be undertaken within PMDA. PMDA will review the application materials with a focus on bioequivalence with the original-branded drug (that is, confirming the equivalence of ingredients, dosage, efficacy, quality, and other factors with the original-branded drug). It is because bioequivalence with the original-branded drug is confirmed that the generic drug is exempt from the other tests, such as toxicity studies, pharmacological tests and clinical trials. The bioequivalence study shall conform to the Guideline for Bioequivalence Studies of Generic Products issued by the Pharmaceutical Safety and Environmental Health Bureau of MHLW. In the bioequivalence study, bioavailability should be compared for the original-branded drug and the generic drug, and if that is not feasible, pharmacological effects supporting therapeutic efficacy or therapeutic effectiveness in major indications should be compared.

In the course of the review process, as part of the compliance review, the applicant is also required to apply to the prefecture where the manufacturing facility is located or to the Office of Pharmaceuticals Compliance and Standards of the PMDA for GMP conformity inspection. Further, the PMDA will conduct a document-based conformity inspection confirming that the attachments to the application form are prepared in conformity with the prescribed standards, and also conduct a good clinical practice, or GCP, on-site inspection. If the application for approval of a new drug is produced using materials or substances of active ingredients, etc. listed in the drug master file, the PMDA will make inquiries directly to such master file holder.

After completing its review process, the PMDA will submit the report on the results of such review to the Minister of the MHLW, who will make a final determination for approval. Once the MHLW has approved the application, the company can make the new drug available for physicians to prescribe.

Ongoing regulatory review

After approval, pharmaceutical products are subject to ongoing regulatory review, including the reexamination and reevaluation procedures to be conducted based on materials prepared in conformity with the good post-marketing study practice, or GPSP. Through the reexamination procedure, the PMDA will examine, among other things, whether the approved drug does in fact have the stated efficacy, and whether there are any serious side effects arising therefrom. The reevaluation procedure will be conducted by the PMDA to evaluate whether a drug designated by the MHLW satisfies the efficacy requirements at the time of such reevaluation. As greater numbers of patients use a drug following its approval, side effects and other problems may be observed after approval that were not seen or anticipated prior to the approval. The holders of marketing license for pharmaceuticals are also obliged to report to the MHLW the occurrence of any disease, disability or death suspected to be caused by the side effects of use of the drugs as well as the occurrence of any infectious disease suspected to be caused by the use thereof. In addition, manufacturing facilities used to make any approved drug will also be subject to periodic review and inspection by the MHLW. The subsequent discovery of previously unknown problems with the drug or manufacturing facility may result in restrictions on the drug or manufacturing facility, including withdrawal of the drug from the market. Failure to comply with applicable continuing regulatory requirements may result in fines, suspension or withdrawal of regulatory license or approval, product recalls, operating restrictions, and criminal prosecution.

Regulation on labelling and promotion

Under the Pharmaceutical Act, the labeling and promotion of pharmaceuticals are strictly regulated. The package inserts, containers or capsules of a pharmaceutical must include matters such as dosage, administration, and other necessary information concerning care for use and handling, which shall be based on the findings obtained from the latest papers and other information pertaining to the pharmaceutical. The holders of marketing licenses shall also in certain cases notify the MHLW of, among other things, any cautions for use or handling included in the particulars to be indicated on the package inserts, containers or capsules. Further, with respect to promotion, among other things, explicitly or implicitly advertising, describing or circulating false or exaggerated statements regarding the name, manufacturing process, efficacy and effects or performance of pharmaceuticals as well as advertising the name, manufacturing process, efficacy, effects or performance of pharmaceuticals that have not yet been approved pursuant to the Pharmaceutical Act are prohibited. Promotional activities are also regulated under the Standard for Adequate Advertisement of Pharmaceutical Products as well as the Guidelines for Prescription Drug Marketing Information Provision, both issued by the MHLW. Failure to comply with these regulations may result in fines, suspension or withdrawal of regulatory license or approval, product recalls, operating restrictions, and criminal prosecution.

In addition to the above, in order to prevent unfair inducement of customers and to ensure fair competition and order within the industry, the Fair Competition Code Concerning Restriction on Premium Offers in Ethical Pharmaceutical Drugs Marketing Industry approved by the Japan Fair Trade Commission and the Secretary General of the Consumer Affairs Agency provides for restrictions on unjustifiable premium offers in the prescription medication marketing industry. Penalties may apply in the event a holder of marketing license does not cooperate with the investigation of breach or does not comply with the warning letter issued by the Fair Trade Council established under the Code.

Regulation on drug pricing

In Japan, manufacturers of prescription medications, including generic drugs, must have new products listed on the NHI price list, in order for those medications to be covered under the public medical care insurance system. The NHI price list provides for the prices of pharmaceutical products that medical institutions and dispensing pharmacies in Japan can charge their patients for prescription medications, as they specify the prices payable by patients absent insurance coverage.

Historically, the prices on the NHI price list have been subject to revision by the MHLW generally once every two (2) years on the basis of the actual prices at which the pharmaceutical products are purchased by medical institutions in Japan, while occasional exceptions such as in calendar year 2019 when the price list was revised on account of the upward revision of consumption tax in Japan. However, in an effort to keep the medical expense burden of patients in check by timely reflecting market prices in the drug price, the Japanese government is undertaking healthcare reforms, as part of which the NHI price list is revised annually from April 1, 2021. The biennial NHI price list revisions will continue to be conducted in the same manner as currently being conducted. Specifically, the MHLW will investigate the actual trade prices, or the market price, based on surveys seeking responses from both all pharmaceutical wholesalers about their selling price as well as from selected hospitals, clinics and pharmacies about their purchasing price, after which the MHLW will determine the revised price by calculating the weighted average market price and adding consumption tax and certain adjustment rates thereto. For the intermediate years in between the biennial years, the MHLW will investigate the market price based on similar surveys with the difference that responses will be sought from not all pharmaceutical wholesalers, but rather only selected pharmaceutical wholesalers including major business operators. Also, in these intermediate years, only drug prices for products with major price discrepancies will be revised.

In addition to the above annual price list revision, a healthcare reform to consolidate the price ranges of generic drugs came into effect from April 1, 2020. Generally, there are three price ranges that are considered in the course of revising the NHI price list for generic drugs, namely, (i) the price range covering prices that are 50% or more of the highest price of the original-branded drug, (ii) the price range covering prices that are 30% or more but below 50% of the said highest price, and (iii) price range covering prices that are below 30% of the said highest price. However, after the reform, generic drugs for which 12 years have passed since its launch will be consolidated into one price range. Also, as annual price list revisions will be introduced, the price ranges of generic drugs could temporarily increase to five price ranges, as only products with major price discrepancies will be reviewed.

The healthcare reform further includes reforms concerning the review of the prices of long-listed drugs. This reform has taken effect from April 1, 2018. Under this reform, after 10 years from the launch of a generic drug, which is considered to be generally the period over which an original-branded drug is replaced by a generic drug, the prices on the NHI price list for long-listed drugs will be reduced step-by-step based on the price of generic drugs. This reform is aimed to reduce the prices on the NHI price list for original-branded drugs; however, as the prices of original-branded drugs will be reduced, generic drugs will face increased competition.

Other laws, licenses and regulations

The Company manufactures and sells certain drugs that fall under the category of psychotropics, which are regulated not only under the Pharmaceutical Act, but also under the Narcotics and Psychotropics Control Act and its relevant laws and regulations, or collectively, the “Narcotics Act.”

Under the Narcotics Act, a person is required to obtain from the Minister of the MHLW or from the governor of the relevant prefecture the relevant licenses required to conduct the business of manufacturing and/or selling psychotropics. Specifically, in the course of its business, the Company is required to hold and actually does hold the license of psychotropics manufacturer or formulator of psychotropic pharmaceuticals. The license of psychotropics wholesaler is also deemed to be granted as the Company has the license for wholesale distribution under the Pharmaceutical Act. In addition, the Company is registered under the Narcotics Act as the operator of a facility conducting experiments or research involving psychotropics.

The regulations under the Narcotics Act include, among other things, obligations to strictly store psychotropics, report on any accidents thereto, and record and report the use thereof (including product name, quantity and the dates). Psychotropics may only be transferred to a person having a license under the Narcotics Act. Failure to comply with the Narcotics Act may result in fines, suspension or withdrawal of regulatory license, operating restrictions, and criminal prosecution.

United States

Government authorities in the United States, at the federal, state and local level, extensively regulate, among other things, the research, development, testing, manufacture, labeling, record-keeping, promotion, storage, advertising, distribution, marketing and export and import of pharmaceutical products. Applicable laws include the FDCA and its implementing regulations as well as various other federal and state statutes. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, and local statutes and regulations require the expenditure of substantial time and financial resources. In order to conduct our business in the United States, we have numerous federal and state licenses that are necessary for us to manufacture and sell our pharmaceutical products including manufacturer, wholesaler, importer, exporter, controlled substance, and environmental licenses. Failure to comply with the applicable federal and state requirements at any time during the product development process, approval process, or after approval, may subject an applicant to administrative or judicial sanctions. These sanctions could include the FDA’s refusal to approve pending applications, license suspension or revocation, withdrawal of an approval, a clinical hold, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties or criminal prosecution.

In addition, in the United States we must show that the facilities used to manufacture our drug candidate are in compliance with current good manufacturing practice, or cGMP, requirements. In general, the cGMP requirements mandate that manufacturers follow elaborate design, testing, control, documentation, and other quality assurance procedures throughout the entire manufacturing process. These cGMP requirements also apply to any third-party suppliers and contract manufacturers we might use to provide us with materials for our clinical trials and commercial-scale production of our products.

Applications for the approval of new drugs

Generally speaking, new pharmaceutical products must be approved by the FDA through either the new drug application, or NDA, or the abbreviated new drug application, or ANDA, process as needed, before they may be legally marketed in the United States. In such approval process, we must demonstrate that such drug candidate is safe and effective for its intended uses.

The process of obtaining regulatory approval of an NDA typically takes several years and requires the expenditure of substantial capital and other resources. Despite the time, expense and resources invested by us in the approval process, we may not be able to demonstrate that our drug candidates are safe and effective, in which event we would not receive the regulatory approvals required to market them.

In seeking approval for a drug through an NDA, applicants must list with the FDA each patent with claims covering the applicant’s product or approved methods of using the product. Upon approval of a drug, each of the patents listed in the application for the drug are then published in the FDA’s Approved Drug Products with Therapeutic Equivalence Evaluations, commonly known as the Orange Book. Drugs listed in the Orange Book can, in turn, be cited by potential generic competitors in support of approval of an ANDA. An ANDA provides for marketing of a drug product that has the same active ingredients in the same strengths and dosage form as the listed drug and has been shown to be bioequivalent to the listed drug. Drugs approved in this way are commonly referred to as generic equivalents to the listed drug and can often be substituted by pharmacists under prescriptions written for the original listed drug.

The FDA provides a certain period of exclusivity during which no ANDA may be approved. For instance, upon an NDA approval of a new chemical entity, or an NCE, which is a drug that contains no active moiety that has been approved by the FDA in any other NDAs, that drug receives five years of marketing exclusivity during which the FDA cannot receive any ANDA seeking approval of a generic version of that drug.

Applications for the approval of ANDAs

Generic drugs may enter the market after the approval of an ANDA. The ANDA development process typically does not require new pre-clinical or clinical studies, but it does typically require one or more bioequivalence studies to show that the ANDA drug is bioequivalent to the previously approved brand name reference listed drug. Bioequivalence studies compare the bioavailability of the proposed drug product with that of the approved listed product containing the same active ingredient. Bioavailability is a measure of the rate and extent to which the active ingredient or active moiety is absorbed from a drug product and becomes available at the site of action. In addition, the ANDA applicant must demonstrate that manufacturing procedures and operations conform to FDA cGMP requirements. Facilities, procedures, operations, and/or testing of products are subject to periodic inspection by the FDA and other authorities. In addition, the FDA conducts pre-approval and post-approval reviews and inspections to determine whether the systems and processes are in compliance with cGMP and other FDA regulations.

The ANDA applicant is required to certify to the FDA concerning any patents listed for the approved product in the FDA’s Orange Book. Specifically, the applicant must certify that: (i) the required patent information has not been filed; (ii) the listed patent has expired; (iii) the listed patent has not expired but will expire on a particular date and approval is sought after patent expiration; or (iv) the listed patent is invalid or will not be infringed by the new product. The ANDA applicant may also elect to submit a section viii statement certifying that its proposed ANDA label does not contain (or carves out) any language regarding the patented method-of-use rather than certify to a listed method-of-use patent. If the applicant does not challenge the listed patents, the ANDA application will not be approved until all the listed patents claiming the referenced product have expired.

An ANDA may be submitted one (1) year before NCE exclusivity expires if the ANDA applicant provides a Paragraph IV certification that the new product will not infringe the already approved product’s listed patents, or that such patents are invalid. If the ANDA applicant has provided a Paragraph IV certification to the FDA, the applicant must also send notice of the Paragraph IV certification to the NDA and patent holders once the ANDA has been accepted for filing by the FDA. The NDA and patent holders may then initiate a patent infringement lawsuit in response to the notice of the Paragraph IV certification. The filing of a patent infringement lawsuit within 45 days of the receipt of a Paragraph IV certification automatically prevents the FDA from approving the ANDA until the earlier of 30 months, expiration of the patent, settlement of the lawsuit, or a decision in the infringement case that is favorable to the ANDA applicant. The ANDA application also will not be approved until any applicable non-patent exclusivity listed in the Orange Book for the referenced product has expired.

As noted above, generic drug products are generally introduced to the marketplace at the expiration of patent protection and non-patent market exclusivity for the reference listed drug. However, if an ANDA applicant is the first ANDA applicant to submit an ANDA containing a Paragraph IV certification, that ANDA may be eligible for a period of generic marketing exclusivity on approval. This exclusivity, which under certain circumstances must be shared with other ANDA applicants with Paragraph IV certifications, lasts for 180 days, during which the FDA cannot grant final approval to other ANDA sponsors of an application for a generic equivalent to the same reference drug. Under certain circumstances, eligibility for 180-day exclusivity may be forfeited.

There are also ANDA application fees, facility fees, and program fees that are based on the size of the generic drug applicant.

Section 505(b)(2) NDAs

Most drug products obtain marketing approval from the FDA pursuant to an NDA or an ANDA. A third alternative is a special type of NDA, commonly referred to as a Section 505(b)(2) NDA, which enables the applicant to rely, in part, on the FDA’s previous approval of a similar product, or published literature, in support of its application. Section 505(b)(2) NDAs often provide an alternate path to the FDA approval for new or improved formulations or new uses of previously approved products. If the Section 505(b)(2) applicant can establish that reliance on the FDA’s prior findings of safety and effectiveness or published literature is scientifically appropriate, it may eliminate the need to conduct certain pre-clinical or clinical studies of the new product.

The FDA may also require companies to perform additional studies or measurements to support the change from the approved product. The FDA may then approve the new product candidate for all, or some, of the indications for which the referenced product has been approved, as well as for any new indication sought by the Section 505(b)(2) applicant. To the extent that the Section 505(b)(2) applicant is relying on studies conducted for an already approved product, the applicant is required to certify to the FDA concerning any patents listed for the approved product in the Orange Book to the same extent that an ANDA applicant would. A Section 505(b)(2) NDA may be eligible for marketing exclusivity and is subject to the NDA application fee.

Ongoing regulatory review

After approval, pharmaceutical products are subject to ongoing regulatory review, including the review of clinical results reported after the product is approved. As greater numbers of patients use a drug following its approval, side effects and other problems may be observed after approval that were not seen or anticipated during preapproval clinical studies and trials. In addition, the manufacturer, and the manufacturing facilities we use to make any approved drugs, will also be subject to periodic review and inspection by the FDA. The subsequent discovery of previously unknown problems with the drug, manufacturer or facility may result in restrictions on the drug, manufacturer or facility, including withdrawal of the drug from the market. Failure to comply with applicable continuing regulatory requirements may result in fines, suspension or withdrawal of regulatory approval, product recalls and seizures, operating restrictions, and criminal prosecutions.

As a condition of approval for some of our products, the FDA might require a Risk Evaluation and Mitigation Strategy, or REMS, to help ensure that the benefits of the drug outweigh the potential risks. REMS can include medication guides, communication plans for healthcare professionals, and other Elements To Assure Safe Use, or ETASU. ETASU can include, but are not limited to, special training or certification for prescribing or dispensing, dispensing only under certain circumstances, special monitoring, and the use of patient registries.

Pharmaceutical product promotion and advertising are also subject to regulatory requirements and continuing regulatory review. The marketing claims permitted in labeling or advertising are limited by the terms and conditions of the FDA-approved labeling and available scientific data. If the FDA believes these materials or statements promote products for unapproved indications, or with unsubstantiated claims, or fail to provide appropriate safety related information, the FDA could allege that the products are misbranded. The FDA could issue an untitled letter or warning letter, which may demand, among other things, that the company cease such promotional activities and issue corrective advertisements and labeling to all the products are misbranded. The FDA could take enforcement action including seizure of allegedly misbranded product, injunction or criminal prosecution. Moreover, the Department of Justice can bring civil or criminal actions against companies and executives that promote drugs or biologics for unapproved uses, based on the FDCA, the False Claims Act, and other federal laws governing the marketing and reimbursement for such products under federally supported healthcare programs such as Medicare and Medicaid. Monetary penalties in such cases have often been substantial, and civil penalties can include costly mandatory compliance programs and potential exclusion of a company’s products from federal healthcare programs.

Other healthcare laws

Relationships with healthcare providers, healthcare organizations, customers and third-party payors are subject to applicable anti-bribery, anti-kickback, fraud and abuse, transparency and other healthcare laws and regulations. In addition, patient data privacy and security are regulated by the United States federal government and the states. Restrictions under applicable federal and state anti-bribery and healthcare laws and regulations include the following:

•

The Federal health care program Anti-Kickback Statute, which prohibits individuals and entities from, among other things, knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made under a federal and state healthcare program such as Medicare and Medicaid. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

•

The federal criminal and civil false claims and civil monetary penalties laws, including the federal False Claims Act, which can be imposed through civil whistleblower or qui tam actions against individuals or entities, prohibits, among other things, knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent, knowingly making, using or causing to be made or used, a false record or statement material to a false or fraudulent claim, or from knowingly making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government. In addition, certain marketing practices, including off-label promotion, may also violate false claims laws. The government may assert that a claim including items and services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim;

•

HIPAA, which imposes criminal and civil liability, prohibits, among other things, knowingly and willfully executing, or attempting to execute a scheme to defraud any healthcare benefit program, or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for healthcare benefits, items or services. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

•

HIPAA, as amended by HITECH, which imposes obligations on certain healthcare providers, health plans, and healthcare clearinghouses, known as covered entities, as well as their business associates that perform certain services involving the storage, use or disclosure of individually identifiable health information, including mandatory contractual terms, with respect to safeguarding the privacy, security, and transmission of individually identifiable health information, and require notification to affected individuals and regulatory authorities of certain breaches of security of individually identifiable health information; and

•

Analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, that may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers.

Any violation of these requirements may be subject to significant penalties, including civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, the curtailment or restructuring of operations, loss of eligibility to obtain approvals from the FDA, exclusion from participation in government contracting, healthcare reimbursement or other government programs, including Medicare and Medicaid, integrity oversight and reporting obligations, or reputational harm.

Legal Proceedings

In January 2017, USL received a subpoena from the U.S. Department of Justice seeking documents and other information relating to the marketing and pricing of certain of its generic drugs, as well as communications with competitors about such products. In May 2018, USL received a civil investigative demand pursuant to the U.S. False Claims Act from the U.S. Department of Justice relating to similar matters. In addition, since December 2016, numerous civil complaints have been filed in the United States against USL on behalf of putative classes of direct and indirect purchasers of its pharmaceutical products and individual opt-out plaintiffs. These complaints predominantly allege that the USL and other defendants engaged in conspiracies to fix prices or to allocate market shares of their pharmaceutical products. The complaints have been filed against various drug manufacturers including USL. The plaintiffs predominantly seek injunctive relief and damages under federal antitrust law and damages under various state antitrust laws.

It is not possible to predict precisely the ultimate outcomes of such investigations or civil litigations, including what if any other investigations, litigation, or regulatory orders might ensue from them. Even if the Company is not found to have violated any applicable laws or regulations, the resolutions of such matters may involve the Company making settlement or other payments to regulators or private plaintiffs, or agreeing to restrictions to or other conditions on its business or operations. In addition, regardless of the outcome, the Company may have to incur legal and other expenses defending itself in such legal proceedings. Such outcomes or costs may have a material adverse effect on the Company’s business, financial condition or results of operations.

4.C ORGANIZATIONAL STRUCTURE

As of March 31, 2021, the Company had the following consolidated subsidiaries, and no associates accounted for under the equity method:

Name of subsidiaries	Place of incorporation and operation	Contents of business	Percentage of owner - ship interest held by the Company (%)
Medisa Shinyaku Inc.	Japan	Manufacturing and sales of medicinal products	100.00
Kaken Shoyaku Co., Ltd.	Japan	Manufacturing and sales of medicinal products	100.00
Sawai America Holdings Inc.	Minnesota, United States	Management of our U.S. subsidiaries through the ownership of shares of such U.S. subsidiaries	100.00
Sawai America LLC	Minnesota, United States	Management of our U.S. subsidiary through the ownership of shares of such U.S. subsidiaries	80.00
Upsher-Smith Laboratories, LLC	Minnesota, United States	Manufacturing and sales of medicinal products	80.00

4.D PROPERTY, PLANTS AND EQUIPMENT

The Company has owned or leased property in Japan and the United States. The Company has one head office each in Osaka and the United States, where the Company also conducts R&D, two facilities dedicated to R&D in Japan, and eight production facilities in total in Japan and the United States. Set forth below is a list of each of the material properties owned or leased by the Company as of March 31, 2021, the use and location of the property and the approximate size of the property on which the facility is located.

Property	Location	Size (m2)		Property type
Headquarters and Laboratory	Japan	3,374		Business and research and development of prescription medications
Sanda Factory	Japan	14,686		Manufacturing prescription medications
Sanda Nishi Factory	Japan	23,136		Manufacturing prescription medications
Kyushu Factory	Japan	70,352		Manufacturing prescription medications
Second Kyushu Factory	Japan	60,395		Manufacturing prescription medications
Kanto Factory	Japan	135,553		Manufacturing prescription medications
Kashima Factory	Japan	146,200		Manufacturing, research and development of prescription medications
Development Center	Japan	1,376		Research and development of prescription medications
Warehouse in Hyogo Prefecture	Japan	15,643	*	Storing finished products
Warehouse in Saitama Prefecture	Japan	5,474	*	Storing finished products
Upsher-Smith Laboratories, LLC
Headquarters and Laboratory	United States	170,980		Business, research and development of prescription medications
Plymouth Factory	United States	29,502		Manufacturing prescription medications
Denver Factory	United States	20,882		Manufacturing prescription medications

*	Size of the properties leased

Most of the Company’s leased property consists of leases of inventory warehouses, for which the typical lease term is one (1) year. As of March 31, 2021, the book value of such leases was 2,733 million yen.

See “Operating and Financial Review and Prospects—Liquidity and Capital Resources” for a description of SGH’s material plans to construct, expand or improve facilities.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A OPERATING RESULTS

Overview

We are a Japanese pharmaceutical company primarily manufacturing and selling generic drugs in Japan and the United States.

We operate eight drug manufacturing facilities, six of which are in Japan and two of which are in the United States. Our production capacity was over 15 billion tablets during the fiscal years ended March 31, 2020 and 2021. Our unit sales of tablets for the fiscal year ended March 31, 2021 was more than 10 billion tablets, which represents the approximate unit sales recorded during the fiscal year ended March 31, 2020.

We have two research and development facilities located in Japan and one in the United States. Our corporate headquarters is in Osaka, Japan. Globally, we have 3,003 employees as of March 31, 2021.

COVID-19 Pandemic and Its Impact on Our Business and Operations

Since December 2019, COVID-19 has severely impacted economies worldwide. In many countries, businesses have been forced to cease or limit operations for extended or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered massive disruptions to businesses globally, resulting in significant changes to daily life and an economic slowdown. Although the number of global cases and deaths continued to decrease, case and death incidences remain at high levels and significant increases have been reported in many countries in all regions.

While we continually endeavor to analyze and mitigate the impact of the COVID-19 pandemic on our business, operations, financial condition and financial results by, for example, gathering information from stakeholders in the manufacturing, sales, and R&D fields, carefully incorporating such information into our business plans and budgets (including in making certain assumptions about the pandemic, such as trends in patients’ consultations to medical institutions and changes in the global economy as COVID-19 wanes through vaccinations), and mitigating the impact of the pandemic by supporting manufacturing, sales, and R&D operations using digital technology such as video-based communication platforms, uncertainties regarding future trends remain. Such uncertainties make us unable to accurately predict the extent of the future impact of the pandemic on our business, financial condition and results of operations.

The following discussion summarizes our current views of key business and operational areas impacted by the COVID-19 pandemic and its effects on our business, financial condition and results of operations.

Patients

In the fiscal year ended March 31, 2021, our financial condition and results of operations were partially affected by a decrease in revenue of certain products mainly due to the COVID-19 pandemic by way of such factors as patients’ less frequent visits to medical care providers.

Employees

In the Japan Business segment, we established a Crisis Management Headquarters in February 2020 as a countermeasure to prevent the spread of infection among employees and instituted a mandatory work-from-home policy for those employees who can perform their jobs from home. In the U.S. Business segment, in early March 2020, we launched a cross-departmental response team (COVID-19 Response Team) to gather a wide range of information and to develop countermeasures. Although states had issued stay-at-home orders and closed non-essential businesses, the pharmaceutical industry was designated as one of the most critical sectors, such that we were able to continue operating. In addition to shifting to remote work (with the exception of certain employees who are indispensable for on-site operations, such as those in manufacturing and R&D departments), we have implemented other measures to prevent the spread of infection among our employees and have begun to offer a vaccination program for our employees. Both the Japan and U.S. Business segments will continue to strive to adopt measures that prevent infection among employees and that maintain a stable supply system of pharmaceuticals that are essential for people’s lives and health.

Sales and Marketing

In the Japan Business segment, from March 2020, our medical representatives have refrained from visiting medical institutions, and instead utilize digital technology to deliver information to medical institutions. The U.S. Business segment also shifted to technology-based sales activities. We continue to sell pharmaceutical products and provide our products to various patients during the pandemic. While we believe such efforts were largely successful, we believe that, for example, our medical representatives’ refraining from visiting medical care providers due to the pandemic was one factor that contributed to sluggish sales of TosymraTM, which in turn contributed to the ¥5,572 million in impairment losses that we recognized during the fiscal year ended March 31, 2021 with respect to manufacturing and sales-related licenses relating to TosymraTM. We are unable to accurately predict the extent of its impact on our future sales activities and new product launches.

Manufacturing and Supply Chain

In the Japan and U.S. Business segments, manufacturing activities continue in the same manner as before the pandemic and our mission to maintain a stable supply of our products to patients remains unchanged. We have been able to secure raw materials and the supply of our products to wholesalers and distributors without delay. As a result, the pandemic’s impact on our manufacturing and supply chain is limited at this time. However, we may experience possible manufacturing or supply chain issues due to COVID-19 in the future, which would increase the negative impact on our business and the results of operations.

Research and Development

In the Japan and U.S. Business segments, research and development activities continued in the same manner as before the pandemic, and the pandemic’s impact on our research and development activities is limited at this time. However, we are unable to accurately predict the extent of the pandemic’s impact on the manufacturing and sales approval process for our generic drug products in the future.

Financial Condition and Access to Capital Markets

With our operating cash inflows, as well as our financial assets, access to capital markets and bank financing, we have maintained, and we expect to maintain, the ability to meet liquidity needs for the foreseeable future.

We will continue our efforts to maintain operations while monitoring new developments related to the pandemic, which may continue to be unpredictable. Future COVID-19 developments could result in additional favorable or unfavorable impacts on our business, financial condition and results of operations. If we were to experience significant disruption in our manufacturing or supply chains or other operational matters, or if demand for our products is significantly reduced as a result of the pandemic, we could experience a material adverse impact on our business, financial condition and results of operations.

General Operating Environment

Due to the continued decline in birthrate and the aging of the population in Japan, which is our principal market on revenue and operating profit basis, the medical costs borne by the Japanese national health insurance system and the strain on its financial condition continues to increase, making it increasingly difficult for the system to provide high-quality healthcare while limiting patients’ out-of-pocket medical costs. In response to this, the Japanese government has increasingly promoted the use of generic drugs to reduce expenses. According to the Drug Price Survey (preliminary results) conducted by NHI based on the September 2020 transactions, the percentage of generic drugs use in Japan has increased to 78.3%, a 1.2% increase from the previous survey. However, other initiatives by the Japanese government to lower medical costs, such as its periodic review of the NHI price list, have had, and in the future may have, a negative impact on our results of operations. In the United States, there are efforts by the federal government to reduce spending on the Medicare and Medicaid programs, including proposals by the Congressional Budget Office to require pharmaceutical companies to pay a minimum rebate on pharmaceutical products covered under Medicare Part D for low-income beneficiaries and to cap federal Medicaid payments to the states. Congressional proposals to convert the Medicare fee-for-service program into a premium support program could also lead to significant reductions in Medicare spending, including for pharmaceutical products. The significant volume of ANDAs being approved also placed downward pricing pressure on generic drug prices in the United States.

In terms of quality control, although there have been serious GMP violations by certain companies in the generic drug industry in Japan, we have minimized quality-related risks by taking measures such as ensuring the quality of active pharmaceutical ingredients, or APIs, in compliance with GMP, implementing a quality control system through GMP compliance at manufacturing facilities, and adopting manufacturing and quality control measures based on the Pharmaceutical Inspection Convention and Pharmaceutical Inspection Co-operation Scheme, or the PIC/S-GMP, a non-binding, informal co-operative arrangement between the relevant regulatory authorities in the field of GMP of medicinal products for human or veterinary use.

Looking ahead, we believe that the decline in the birthrate and the aging of the population will continue in Japan, and efforts to reduce drug prices and public spending on pharmaceutical products may continue in both Japan and the United States, while general uncertainties with social and economic environments remain in major countries due to the COVID-19 pandemic. Furthermore, we believe that the Japanese government’s policy to reduce NHI prices will encourage restructuring and consolidation of companies as well as further accelerate the reduction of NHI prices.

Operating Segments

We manage our business in the following two geographical operating segments:

•	Japan Business segment

The Japan Business segment is our primary operating segment. In the fiscal years ended March 31, 2019, 2020 and 2021, the Japan Business segment accounted for 78.2%, 79.0% and 82.0% of revenue, respectively. As for operating profit, the Japan Business segment generated our entire operating profit in the fiscal year ended March 31, 2021 due to the operating loss in the U.S. business segment. The Japan Business segment accounted for 93.9%, and 91.1% of our operating profit in the fiscal year ended March 31, 2019 and 2020, respectively. Our main products in the Japan Business segment include cardiovascular drugs, gastro-intestinal drugs and central nervous system drugs.

•	U.S. Business segment

We manufacture and sell generic drugs and the USL-branded products in the U.S. Business segment. Our main products in the U.S. Business segment include central nervous system drugs and cardiovascular drugs. For each of the fiscal years ended March 31, 2019, 2020 and 2021, substantially all of our revenue and operating profit in the U.S. Business segment was attributable to USL.

Each of these segments is a reportable operating segment. These operating segments are components of our business for which separate financial information is available, and the board of directors, which is deemed to be the chief operating decision maker, regularly reviews the operating results of each such operating segment in deciding how to allocate resources to and assess the performance of such segments. Although the nature of the operating activities of the two operating segments are similar, each one is managed separately to better align with the location of our end customers and distribution partners and to address the unique regulatory environment and market dynamics of each region. Research and development activities are conducted by each segment.

Factors Affecting our Results of Operations

Our results are affected by global pharmaceutical industry trends and the operating environment as described under “Business” and other factors described below.

Pricing and Government Regulation

In Japan, the government has the authority to set retail prices for prescription drugs, especially in the context of sales reimbursed by the NHI program. Pharmaceutical companies in Japan, including us, are required to list new pharmaceutical products on the NHI price list published by the MHLW under various public medical insurance programs. Prices of generic pharmaceutical products are normally determined by comparison to comparable products with necessary adjustments for innovativeness, usefulness and/or size of the markets, or in the absence of comparable products, to the cost of manufacturing with some upward price adjustments. Prices on the NHI price list have been subject to revisions generally once every two years based on the actual prices at which the pharmaceutical products are purchased by medical institutions in Japan after discounts and rebates from the listed price. However, in addition to the scheduled price revision, the NHI price list was revised in October 2019 due to the increase in the consumption tax rate. Furthermore, the MHLW is now revising the price list annually, starting with the fiscal year commenced on April 1, 2021. The average price of previously listed products generally decreases as a result of these price revisions. The Japanese government is currently undertaking healthcare reform initiatives with the goal of sustaining the universal coverage of the NHI program. As part of these initiatives, the NHI price list is expected to be revised annually from April 2021, which could lead to more frequent downward price revisions. Prices on the NHI price list declined by an average of 10.1% in 2019, 3.5% in 2020 and 9.9% in 2021.

In the United States, there has been an increase in pricing pressure from managed care groups and institutional and governmental purchasers. The Health Care Reform Law, enacted in March 2010, has increased the amount of rebates that pharmaceutical companies paid, which negatively impacted their operating profit. Such impact, however, may have been offset partially in the medium- to long-term by the effects of an increase in individuals covered by healthcare programs. While there are legislative proposals to amend or repeal the Health Care Reform Law or to introduce other regulatory changes, the potential impact of any new legislation is uncertain. Regulatory and legislative debates are particularly driven by public concern over access to and affordability of pharmaceuticals. These policy and political issues heighten the risk of tax, fee and rebate increases or implementation of other federal and state measures that could affect pharmaceutical pricing.

Foreign Exchange Fluctuations

In the fiscal years ended March 31, 2019, 2020 and 2021, 21.8%, 21.0% and 18.0% of our revenue, respectively, was from the U.S. Business segment. Changes in foreign exchange rates, particularly for the U.S. dollar relative to the Japanese yen, which is our functional currency, will impact our revenue and expenses. When the Japanese yen weakens against the U.S. dollar, our revenue attributable to the U.S. Business segment increase, resulting in a positive impact on our results of operations, which may be offset by increased expenses denominated in the U.S. dollar. Conversely, when the Japanese yen strengthens against the U.S. dollar, our revenue attributable to the U.S. Business segment decrease, resulting in a negative impact on our results of operations, which may be offset by decreased expenses denominated in U.S. dollars.

Critical Accounting Policies

Our consolidated financial statements have been prepared in accordance with IFRSs. The preparation of our consolidated financial statements requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period.

On an ongoing basis, management evaluates its estimates and assumptions. Management bases its estimates and assumptions on historical experience and on various other factors that it believes to be reasonable at the time the estimates and assumptions are made. Actual outcomes may differ from those estimates and assumptions.

We believe that the following critical accounting policies are affected by management’s estimates and assumptions, changes to which could have a significant impact on our consolidated financial statements. The following is not intended to be a comprehensive list of all our accounting policies. Our significant accounting policies are described in Note 3 to our consolidated financial statements that are included in this annual report.

Revenue Recognition

Our revenue primarily comes from the sale of generic pharmaceutical products. Revenue from such sales is generally recognized when the customer obtains control of the transferred products and in an amount that reflects the consideration to which we expect to be entitled in exchange for those products. Our gross sales are subject to deductions, which are primarily composed of rebates and chargebacks to distributors, wholesalers, retailers and other pharmaceutical companies. These deductions represent estimates of the related obligations, requiring the use of judgment when estimating the effect of these sales deductions on gross sales for a reporting period. These adjustments are deducted from gross sales to arrive at net sales.

The following summarizes the nature of the most significant adjustments to revenue:

•

Rebates and chargebacks: we offer incentive payments and discounts to our customers in order to promote the sale of our products. For instance, we pay rebates to customers such as wholesalers when they achieve an agreed volume of sales to medical institutions. In the United States, we also offer discounts by means of paying chargebacks in some cases, which represent the difference between the invoice price paid by wholesalers to the Company for a particular product and the price agreed to between the Company and the wholesalers’ customers for that product. Rebates and chargebacks are paid on the basis of the specific terms in the individual agreements and recorded as a deduction from revenue. Accruals for rebates and chargebacks are estimated on the basis of historical experience and recorded at the time the related revenue is recognized. Accruals for chargebacks are calculated by developing future percentages of chargebacks incurred on sales as there is a time lag between when the Company sells the product to the wholesalers and when the chargebacks are paid by the Company.

•

Sales return: we accept returns for defective products and customarily accept returns for expired products. Sales return provisions are estimated based on historical rates of return, taking into consideration other factors such as time lags between the sales and returns and estimated levels of inventory in the distribution channel.

Because the amounts are estimated, the deductions and provisions may not fully reflect the final outcome, and such amounts are subject to change dependent upon, among other things, the type of purchasing organization, end consumer, and product sales mix.

Historically, our adjustments to estimates, to reflect the actual results or updated expectations, have not been material to our overall business. Product-specific rebates and chargebacks, however, can have a significant impact on individual product revenue growth trends year-over-year. If any of our ratios, factors, assessments, experiences or judgments are not indicative or accurate predictions of our future experience, our results could be materially affected. The sensitivity of our estimates can vary by products, type of customer and geographic location.

Impairment of Goodwill and Intangible Assets

We review long-lived intangible assets for impairment whenever events or changes in circumstance indicate that the assets’ carrying amount may not be recoverable. Goodwill and indefinite lived intangible assets are tested for impairment at least annually. As of March 31, 2021, we have ¥39,304 million of goodwill and ¥54,472 million of intangible assets which in the aggregate represent 23.8% of our total assets.

Intangible assets related to commercially marketed products are amortized using the straight-line method over the estimated useful life, which is based on contractual terms or terms estimated by management, ranging from 6 to 10 years. Intangible assets related to research and development are not amortized until the product is launched in specified markets. At that time, we will determine the useful life of the asset and begin amortization. Intangible assets related to trademarks acquired in conjunction with the acquisition of USL are determined to have an indefinite useful life based on the historical sales and cash flow performance of USL-branded products.

Assets are generally considered impaired when their balance sheet carrying amount exceeds their estimated recoverable amount. The recoverable amount is estimated for each individual asset or at the larger cash-generating unit level when cash is generated in combination with other assets. Goodwill and trademarks acquired in conjunction with the acquisition of USL are allocated to cash-generating units based on expected synergies as determined and the recoverable amount is estimated at the cash-generating unit level. Our cash-generating units are identified based on the smallest identifiable group of assets that generate independent cash inflows and are represented by the countries where we sell our products. The estimation of the recoverable amount requires us to make several assumptions including:

•	amount and timing of projected future cash flows;

•	behavior of competitors;

•	probability of obtaining regulatory approvals;

•	future tax rates;

•	terminal growth rate; and

•	discount rate.

Events that may result in the change in cash flows include research and development projects which are not successfully developed, and/or commercially marketed products whose value becomes impaired, fail during development, are abandoned or subject to significant delay or do not receive the relevant regulatory approvals. In the event of such cases, the estimated future cash flow may not be recoverable.

Due to changes in these assumptions in subsequent periods, we have recognized impairments and reversal of impairments related to intangible assets during the periods presented. See Note 14 to our consolidated financial statements that are included in this annual report.

Result of Operations

The following table provides selected consolidated statements of income information for the years ended March 31, 2019, 2020 and 2021.

	For the fiscal year ended March 31,
	2019	2020	2021
	(Millions of yen)
Revenue	184,341	182,537	187,219
Cost of sales	(109,442)	(109,037)	(114,785)

Gross profit	74,899	73,500	72,434

Selling, general and administrative expenses	(32,380)	(33,375)	(39,937)
Research and development expenses	(16,671)	(13,487)	(13,883)
Other income	269	238	325
Other expenses	(319)	(83)	(51)

Operating profit	25,798	26,793	18,888

Finance income	421	295	138
Finance expenses	(553)	(591)	(566)

Profit before tax	25,666	26,497	18,460

Income tax expense	(5,939)	(6,720)	(7,609)

Profit for the year	19,727	19,777	10,851

Fiscal Year Ended March 31, 2021 compared with the Fiscal Year Ended March 31, 2020

	For the fiscal year ended March 31,		Change versus previous year
	2020	2021
	(Millions of yen)
Revenue	182,537	187,219	4,682
Cost of sales	(109,037)	(114,785)	(5,748)

Gross profit	73,500	72,434	(1,066)

Selling, general and administrative expenses	(33,375)	(39,937)	(6,562)
Research and development expenses	(13,487)	(13,883)	(396)
Other income	238	325	87
Other expenses	(83)	(51)	32

Operating profit	26,793	18,888	(7,905)

Finance income	295	138	(157)
Finance expenses	(591)	(566)	25

Profit before tax	26,497	18,460	(8,037)

Income tax expense	(6,720)	(7,609)	(889)

Profit for the year	19,777	10,851	(8,926)

Revenue increased by ¥4,862 million, or 2.6%, from ¥182,537 million for the fiscal year ended March 31, 2020 to ¥187,219 million for the fiscal year ended March 31, 2021. We generate revenue through the sale of our generic pharmaceutical products to our customers, which primarily consist of distributors, wholesalers, retailers and other pharmaceutical companies. Overall, we experienced a slight increase in revenue that was mainly attributable to the growth from the generic drugs, including Eldecalcitol, Bazedoxifene, and Memantine, launched during the fiscal year ended March 31, 2021 in Japan. While revenue increased in Japan, we experienced a decrease in revenue in the United States due to lower sales volume and lower selling prices, caused by the intensified competition in the generic drug industry.

See segment information below for additional details on the factors contributing to the increase in revenue.

Geographic revenue information is as follows:

	For the fiscal year ended March 31,
	2020		2021
	(Millions of yen, except percentages)
Revenue:
Japan	144,130	79.0%	153,584	82.0%
United States	38,407	21.0%	33,635	18.0%

Total	182,537	100%	187,219	100%

Revenue related to the following products had the most significant impact on our results of operations.

	For the fiscal year ended March 31,
	2020	2021	Change versus previous year
	(Millions of yen, except for percentage)
Therapeutic Category:
Cardiovascular drugs
Japan Business	40,749	41,470	721	1.8%
U.S. Business	14,817	10,715	(4,102)	(27.7%)

Total	55,566	52,185	(3,381)	(6.1%)
Central nervous system drugs
Japan Business	14,267	17,468	3,201	22.4%
U.S. Business	17,389	17,431	42	0.2%

Total	31,656	34,899	3,243	10.2%
Gastro-intestinal drugs
Japan Business	19,733	19,118	(615)	(3.1%)
U.S. Business	252	159	(93)	(36.9%)

Total	19,985	19,277	(708)	(3.5%)
Blood/body fluid pharmaceutical products
Japan Business	15,538	15,613	75	0.5%
U.S. Business	—	—	—	N/A

Total	15,538	15,613	75	0.5%
Other metabolic drugs
Japan Business	9,863	12,033	2,170	22.0%
U.S. Business	—	—	—	N/A

Total	9,863	12,033	2,170	22.0%
Vitamin preparations
Japan Business	2,029	8,103	6,074	299.4%
U.S. Business	72	—	(72)	(100%)

Total	2,101	8,103	6,002	285.7%
Antiallergic drugs
Japan Business	5,244	6,942	1,698	32.4%
U.S. Business	—	—	—	N/A

Total	5,244	6,942	1,698	32.4%
Antibiotic drugs
Japan Business	7,704	6,265	(1,439)	(18.7%)
U.S. Business	356	319	(37)	(10.4%)

Total	8,060	6,584	(1,476)	(18.3%)
Drugs for urogenital organs and anus
Japan Business	3,128	4,327	1,199	38.3%
U.S. Business	1,512	1,555	43	2.8%

Total	4,640	5,882	1,242	26.8%
Antineoplastic agents
Japan Business	4,951	4,845	(106)	(2.1%)
U.S. Business	1,004	620	(384)	(38.2%)

Total	5,955	5,465	(490)	(8.2%)
Others
Japan Business	20,924	17,400	(3,524)	(16.8%)
U.S. Business	3,005	2,836	(169)	(5.6%)

Total	23,929	20,236	(3,693)	(15.4%)

Total Revenue	182,537	187,219	4,682	2.6%

Change in revenue attributable to products

The change in revenue was primarily attributable to the following products:

Cardiovascular drugs

Revenue from cardiovascular drugs decreased by ¥3,381 million, or 6.1%, as compared to the fiscal year ended March 31, 2020.

In the Japan Business segment, revenue increased by ¥721 million, or 1.8%, as compared to the fiscal year ended March 31, 2020. This increase was primarily driven by an increase of ¥635 million in revenue from Ezetimibe, which was brought to market in June 2020. This increase was partially offset by a ¥195 million decrease in revenue from Atorvastatin due to the negative effect of drug price revisions.

In the U.S. Business segment, revenue decreased by ¥4,102 million, or 27.7%, as compared to the fiscal year ended March 31, 2020. Revenue from Klor-Con® and Midodrine decreased by ¥3,159 million in the fiscal year ended March 31, 2021 due to lower sales volume and lower selling prices, caused by the intensified competition in the generic drug industry.

Central nervous system drugs

Revenue from central nervous system drugs increased by ¥3,243 million, or 10.2%, as compared to the fiscal year ended March 31, 2020.

In the Japan Business segment, revenue increased by ¥3,201 million, or 22.4%, as compared to the fiscal year ended March 31, 2020. This increase was primarily driven by the growth in sales of new products which were brought to market in the fiscal year ended March 31, 2021, including Galantamine, Memantine and Pregabalin. Revenue from these products was ¥2,019 million in the fiscal year ended March 31, 2021. Additionally, revenue from Nalfurafine, which was launched in June 2018, was ¥227 million in the fiscal year ended March 31, 2021.

In the U.S. Business segment, revenue increased by ¥42 million, or 0.2% as compared to the fiscal year ended March 31, 2020. This increase was primarily driven by the growth in sales from Vigadrone and Haloperidol. Since Vigadrone was launched in 2018, it has been well received and has increased its market share. The increase in revenue from Vigadrone was ¥1,710 million for the fiscal year ended March 31, 2021. Haloperidol was launched in January 2020. The fiscal year ended March 31, 2021 was the first in which its revenue was reflected in our results of operations for a full year. The increase in revenue from Haloperidol was ¥544 million for the fiscal year ended March 31, 2021. These increases in revenue was partially offset by a ¥1,815 million of decrease in Chlopromazine due to lower sales volume and lower selling price, caused by the intensified competition in the U.S. Business segment, and a ¥803 million decrease in Qudexy® due to lower selling prices on account of the same cause.

Gastro-intestinal drugs

Revenue from gastro-intestinal drugs decreased by ¥708 million, or 3.5%, as compared to the fiscal year ended March 31, 2020.

In the Japan Business segment, revenue decreased by ¥615 million, or 3.1%, as compared to the fiscal year ended March 31, 2020. Due to the negative effect of drug price revisions, revenue from Lansoprazole decreased by ¥1,022 million in the fiscal year ended March 31, 2021. This decrease was partially offset by a ¥533 million increase in revenue from Aprepitant, which was launched in December 2019. The fiscal year ended March 31, 2021 was the first in which its revenue was reflected in our results of operations for a full year.

In the U.S. Business segment, revenue decreased by ¥93 million, or 36.9%, as compared to the fiscal year ended March 31, 2020. Revenue from Atropine decreased by ¥93 million in the fiscal year ended March 31, 2021 due to lower selling prices caused by the intensified competition in the generic drug industry.

Blood/body fluid pharmaceutical products

Revenue from blood/body fluid pharmaceutical products increased by ¥75 million, or 0.5%, as compared to the fiscal year ended March 31, 2020.

In the Japan Business segment, revenue from Ethyl Icosapentate and Clopidogrel increased by ¥182 million and 193 million, respectively, reflecting higher sales volumes as a result of the increase in market share due to serious GMP violations by competitors. This increase was partially offset by a ¥215 million decrease in Cilostazol due to the negative effect of drug price revisions.

Other metabolic drugs

Revenue from other metabolic drugs increased by ¥2,170 million, or 22.0%, as compared to the fiscal year ended March 31, 2020.

This increase was primarily driven by the ¥1,382 million in revenue generated from Bazedoxifene, which was launched in June 2020.

Vitamin preparations

Revenue from vitamin preparations increased significantly by ¥6,002, or 285.7%, as compared to the fiscal year ended March 31, 2020.

This increase was primarily driven by the ¥6,059 million revenue from Eldecalcitol, which was brought to market in June 2020, in the Japan Business segment. Eldecalcitol was our bestselling product in the fiscal year ended March 31, 2021.

Antiallergic drugs

Revenue from antiallergic drugs increased by ¥1,698 million, or 32.4%, as compared to the fiscal year ended March 31, 2020.

In the Japan Business segment, revenue from recently launched products, including Pusofeki® and Levocetirizine, increased by ¥1,147 million in the fiscal year ended March 31, 2021.

Antibiotic drugs

Revenue from antibiotic drugs decreased by ¥1,476 million, or 18.3%, as compared to the fiscal year ended March 31, 2020.

In the Japan Business segment, revenue from Cefditoren Pivoxil and Cefcapene Pivoxil Hydrochloride decreased by ¥1,170 million in the fiscal year ended March 31, 2021. Demand for antibiotic drugs decreased due to patients less frequent visits to medical care providers and infection prevention measures taken during the COVID-19 pandemic.

Drugs for urogenital organs and anus

Revenue from drugs for urogenital organs and anus increased by ¥1,242 million, or 26.8%, as compared to the fiscal year ended March 31, 2020.

In the Japan Business segment, this increase was attributable to the ¥917 million revenue from products launched in the fiscal years ended March 31, 2020 and 2021, including Tadalafil CI, Tadalafil ZA and Vardenafil.

Antineoplastic agents

Revenue from antineoplastic agents decreased by ¥490 million, or 8.2%, as compared to the fiscal year ended March 31, 2020.

In the Japan Business segment, revenue from Capecitabine decreased by ¥205 million in the fiscal year ended March 31, 2021 due to the negative effect of drug price revisions.

In the U.S. Business segment, revenue from Bexarotene decreased ¥314 million due to lower sales volume and lower selling prices, caused by the intensified competition in the generic drug industry.

Others

Revenue from others decreased by ¥3,693 million, or 15.4%, as compared to the fiscal year ended March 31, 2020.

Others mainly consist of revenues from chemotherapeutic agents, respiratory organ agents, hormone agents, and the contract sales.

Revenue from chemotherapeutic agents decreased by 39.2% as compared to the fiscal year ended March 31, 2020. In the Japan Business segment, revenue from Oseltamivir decreased by ¥1,755 million in the fiscal year ended March 31, 2021. This decrease was primarily attributable to a decrease in demand for Oseltamivir, an anti-influenza virus drug, as a result of more people wearing face masks to prevent COVID-19 infection, which significantly reduced transmissions of the influenza virus as well.

Revenue from respiratory organ agents decreased by ¥967 million in the fiscal year ended March 31, 2021, which was mainly attributable to lower revenue for Carbocisteine and Tulobuterol due to adverse effect the COVID-19 pandemic such as patients’ less frequent visits to medical care providers in the Japan Business segment.

Revenue from the contract sales decreased by ¥1,246 million in the fiscal year ended March 31, 2021, which was mainly attributable to the expiration of the manufacturing license agreement with Mitsubishi Tanabe Pharma Corporation at the end of the fiscal year ended March 31, 2020 in the Japan Business segment.

Revenue from hormone agents increased by ¥233 million in the fiscal year ended March 31, 2021. In the Japan Business segment, the revenue from hormone agents increased by ¥748 million, which was mainly attributable to the revenue from Dutasteride which was launched in June 2020. This increase was partially offset by a decrease in revenue in the U.S. Business segment. In the U.S. Business segment, the revenue from Testosterone decreased by ¥451 million due to the intensified competition.

Other Statement of Income Items

Cost of sales and gross profit

Cost of sales increased by ¥5,748 million, or 5.3%, from ¥109,037 million for the fiscal year ended March 31, 2020 to ¥114,785 for the fiscal year ended March 31, 2021. Cost of sales consists primarily of cost of raw materials and supplies, labor and depreciation and amortization. This increase in cost of sales was primarily due to the increase in the ratio of Japanese products with a relatively higher cost of sales in our product mix.

In the Japan Business segment, the cost to sales ratio, which is cost of sales as a percentage of revenue, decreased by 0.3% to 63.4% for the fiscal year ended March 31, 2021. This slight decrease in the cost to sales ratio in the Japan Business segment was primarily due to the increase in production volume of high profit margin products.

On the other hand, in the U.S. Business segment, the cost to sales ratio increased by 7.0% to 51.7% for the fiscal year ended March 31, 2021. Such increase was due primarily to lower selling prices caused by the intensified competition in the generic drug industry and the higher fixed cost per unit due to the decrease in production volume attributable to the same cause.

Selling, general and administrative expenses

Selling, general and administrative expenses increased by ¥6,562 million, or 19.7%, from ¥33,375 million for the fiscal year ended March 31, 2020 to ¥39,937 million for the fiscal year ended March 31, 2021. Selling, general and administrative expenses include advertising and sales promotion expenses, employee related costs, and administrative costs, among others.

In the Japan Business segment, selling, general and administrative expenses increased by ¥1,333 million, or 6.5%, to ¥21,822 million. This increase was mainly attributable for the provisions for drug product safety assessment recognized in the fiscal year ended March 31, 2021. In order to prepare for the drug product safety assessment required under the amendments to the quality guideline issued by the Japanese regulatory authorities in conformity with the Guideline for Elemental Impurities: Q3D adopted by the International Conference for Harmonization, or ICH, ¥852 million of the estimated amount of costs to be incurred for future assessments for the goods and products that have been manufactured was recognized as provisions for drug product safety assessments in the fiscal year ended March 31, 2021.

In the U.S. Business segment, selling, general and administrative expenses increased by ¥5,225 million, or 40.5%, to ¥18,119 million. This increase was primarily due to the impairment of the manufacturing and sales-related licenses relating to TosymraTM. Factors such as our medical representatives’ refraining from visiting medical care providers due to the COVID-19 pandemic, as well as the market entry of competing products from other companies, contributed to the reduced profitability of TosymraTM as compared to our initial plan, which in turn contributed to the ¥5,572 million in impairment losses concerning such licenses that we recognized during the fiscal year ended March 31, 2021.

Research and development expenses

Research and development expenses increased slightly by ¥396 million, or 2.9%, to ¥13,883 million for the fiscal year ended March 31, 2021. Research and development expenses primarily consist of personnel costs, facility costs, depreciation of equipment and amortization of intangible assets. In the Japan Business segment, research and development expenses increased by ¥579 million to ¥8,130 million for the fiscal year ended March 31, 2021. In the U.S. Business segment, research and development expenses decreased by ¥184 million to ¥5,768 million for the fiscal year ended March 31, 2021.

The increase in overall research and development expenses was mainly due to the ¥495 million increase in consulting fees and active pharmaceutical ingredients for in-process research projects and the ¥258 million increase in amortization expenses related to new products launched in June 2020 in the Japan Business segment.

Other income and other expenses

Other income increased by ¥87 million, or 36.6%, to ¥325 million for the fiscal year ended March 31, 2021. Other expenses decreased by ¥32 million, or 38.6%, to ¥51 million for the fiscal year ended March 31, 2021.

The increase in other income was primarily due to an increase of ¥206 million related to the growth in value for the cash surrender value of life insurance policies purchased for certain senior executives in the U.S. Business segment.

Operating profit

As a result of the above factors, operating profit decreased by ¥7,905 million, or 29.5%, from ¥26,793 million for the fiscal year ended March 31, 2020, to ¥18,888 million for the fiscal year ended March 31, 2021.

Finance income and finance expenses

Finance income decreased by ¥157 million, or 53.2%, to ¥138 million for the fiscal year ended March 31, 2021, and finance expenses decreased by ¥25 million, or 4.2%, to ¥566 million for the fiscal year ended March 31, 2021. The decrease in finance income was primarily due to the decrease in interest earned on money market accounts in the U.S. business segment in the fiscal year ended March 31, 2021.

Profit before tax

As a result of the above factors, profit before tax decreased by ¥8,037 million, or 30.3%, from ¥26,497 million for the fiscal year ended March 31, 2020, to ¥18,460 million for the fiscal year ended March 31, 2021.

Income tax expenses

Income tax expenses increased by ¥889 million, or 13.2%, from ¥6,720 million for the fiscal year ended March 31, 2020 to ¥7,609 million for the fiscal year ended March 31, 2021. This increase was primarily due to a ¥3,252 derecognition of deferred tax assets triggered by the negative taxable income in the U.S. business segment in the fiscal year ended March 31, 2021.

Profit for the year

As a result of the above factors, profit for the year increased by ¥8,926 million, or 45.1%, from ¥19,777 million for the fiscal year ended March 31, 2020 to ¥10,851 million for the fiscal year ended March 31, 2021.

Segment Results of Operations

Our consolidated operating profit amounted to ¥18,888 million for the fiscal year ended March 31, 2021 compared to ¥26,793 million for the fiscal year ended March 31, 2020, a decrease of 29.5%. Although segment profit exceeded the fiscal year ended March 31, 2020 in the Japan Business segment, the U.S. Business segment experienced a significant decline in segment profit due to the adverse effect of the intensifying competition in the generic drug market and the impairment of Tosymra™.

The following table shows our segment profit by business segment for the fiscal year ended March 31, 2020 and 2021:

	For the fiscal year ended March 31,
	2020	2021	Change
	(Millions of yen, except percentages)
Segment profit (loss):
Japan Business	24,401	26,284	7.7%
U.S. Business	2,388	(7,396)	(409.7%)

Japan Business

Segment profit for the Japan Business segment increased by 7.7%, from ¥24,401 million for the fiscal year ended March 31, 2020 to ¥26,284 million for the fiscal year ended March 31, 2021.

The prices of our products are largely affected by the consecutive revisions to the NHI price list; namely a one-off decrease in October 2019 associated with an increase in the Japanese consumption tax rate, followed by the scheduled annual revision, which took place in April 2020. However, the negative impact of the drug price revision was mitigated by strong sales of new products launched in June and December 2020 and the improvement of its factory utilization rate, which resulted in a decrease in the cost to sales ratios.

The increase in selling, general and administrative expenses in the fiscal year ended March 31, 2021 was primarily attributable to the one-time expenses incurred relating to changes in human resource policies and professional service fee expenses associated with the establishment of the holding company. This increase was partially offset by lower spending due to the impact of the COVID-19 pandemic such as less travel and fewer commercial events.

R&D expenses have increased reflecting the higher amortization expenses due to an increase of capitalized development costs recognized as intangible assets. R&D expenses also increased as provisions for the drug product safety assessment were recognized in accordance with the amendment of the quality guideline issued by Japanese authority in conformity with International Conference for Harmonization (ICH) -Q3D.

U.S. Business

Segment profit for the U.S. Business segment decreased by 409.7%, from ¥2,388 million for the fiscal year ended March 31, 2020 to segment loss of ¥7,396 million for the fiscal year ended March 31, 2021.

In the United States, generic drug prices continued to decline due to the significant consolidation of wholesale, pharmacy, and other distribution channels. Because of the consolidation, our customers have increased negotiation leverage, which has led to additional pricing pressure and price erosion. Also, the record-high number of approvals by the FDA of ANDAs has meant an increased number of drugs being brought to market, intensifying price competition. This has further contributed to the decline in generic drug prices.

We continue to experience significant challenges in the generic drugs market. Our net sales decreased approximately by 10% due to intensifying competition in the generic drug market. The intensifying competition in the generic drug market is negatively impacting our rebate rate, which ultimately reduces our profit.

Although we made an effort to reduce bonuses and advertising expenses, selling, general and administrative expenses increased by ¥5,225 million to ¥18,119 million for the fiscal year ended March 31, 2021 from ¥12,895 million for the fiscal year ended March 31, 2020. This increase was primarily due to the impairment of the manufacturing and sales-related licenses relating to TosymraTM. Factors such as our medical representatives’ refraining from visiting medical care providers due to the COVID-19 pandemic, as well as the market entry of competing products from other companies, contributed to the reduced profitability of TosymraTM as compared to our initial plan, which in turn contributed to the ¥5,572 million in impairment losses concerning such licenses that we recognized during the fiscal year ended March 31, 2021.

For the Fiscal Year Ended March 31, 2020 compared with the Fiscal Year Ended March 31, 2019

	For the fiscal year ended March 31,		Change versus previous year
	2019	2020
	(Millions of yen)
Revenue	184,341	182,537	(1,804)
Cost of sales	(109,442)	(109,037)	405

Gross profit	74,899	73,500	(1,399)

Selling, general and administrative expenses	(32,380)	(33,375)	(995)
Research and development expenses	(16,671)	(13,487)	3,184
Other income	269	238	(31)
Other expenses	(319)	(83)	236

Operating profit	25,798	26,793	995

Finance income	421	295	(126)
Finance expenses	(553)	(591)	(38)

Profit before tax	25,666	26,497	831

Income tax expense	(5,939)	(6,720)	(781)

Profit for the year	19,727	19,777	50

Revenue decreased by ¥1,804 million, or 1.0%, from ¥184,341 million for the fiscal year ended March 31, 2019 to ¥182,537 million for the fiscal year ended March 31, 2020. Overall, we experienced a slight decrease in revenue mainly due to the negative effect of drug price revisions in Japan and intensifying competition from other generic drug manufacturers in the United States. See segment information below for additional details on the factors contributing to the decrease in revenue.

Geographic revenue information is as follows:

	For the fiscal year ended March 31,
	2019		2020
	(Millions of yen, except percentages)
Revenue:
Japan	144,098	78.2%	144,130	79.0%
United States	40,243	21.8%	38,407	21.0%

Total	184,341	100%	182,537	100%

Revenue related to the following products had the most significant impact on our results of operations.

	For the fiscal year ended March 31,
	2019	2020	Change versus previous year
	(Millions of yen, except for percentage)
Therapeutic Category:
Cardiovascular drugs
Japan Business	41,842	40,749	(1,093)	(2.6%)
U.S. Business	17,432	14,817	(2,615)	(15.0%)

Total	59,274	55,566	(3,708)	(6.3%)
Central nervous system drugs
Japan Business	12,241	14,267	2,026	16.6%
U.S. Business	17,277	17,389	112	0.6%

Total	29,518	31,656	2,138	7.2%
Gastro-intestinal drugs
Japan Business	21,659	19,733	(1,926)	(8.9%)
U.S. Business	80	252	172	215.0%

Total	21,739	19,985	(1,754)	(8.1%)
Blood/body fluid pharmaceutical products
Japan Business	15,756	15,538	(218)	(1.4%)
U.S. Business	—	—	—	N/A

Total	15,756	15,538	(218)	(1.4%)
Other metabolic drugs
Japan Business	10,448	9,863	(585)	(5.6%)
U.S. Business	—	—	—	N/A

Total	10,448	9,863	(585)	(5.6%)
Vitamin preparations
Japan Business	2,029	2,029	—	—
U.S. Business	112	72	(40)	(35.7%)

Total	2,141	2,101	(40)	(1.9%)
Antiallergic drugs
Japan Business	5,467	5,244	(223)	(4.1%)
U.S. Business	—	—	—	N/A

Total	5,467	5,244	(223)	(4.1%)
Antibiotic drugs
Japan Business	7,831	7,704	(127)	(1.6%)
U.S. Business	293	356	63	21.5%

Total	8,124	8,060	(64)	(0.8%)
Drugs for urogenital organs and anus
Japan Business	2,982	3,128	146	4.9%
U.S. Business	1,732	1,512	(220)	(12.7%)

Total	4,714	4,640	(74)	(1.6%)
Antineoplastic agents
Japan Business	3,864	4,951	1,087	28.1%
U.S. Business	739	1,004	265	35.9%

Total	4,603	5,955	1,352	29.4%
Others(1)
Japan Business	19,979	20,924	945	4.7%
U.S. Business	2,578	3,005	427	16.6%

Total	22,557	23,929	1,372	6.1%

Total Revenue	184,341	182,537	(1,804)	(1.0%)

(1)

Certain reclassifications have been made to conform with current reporting. Specifically, chemotherapeutic agents have been reclassified to others, and vitamin preparations as well as drugs for urogenital organs and anus have been reclassified out from others. These reclassifications have no impact on our financial statements.

Change in revenue attributable to products

The change in revenue was primarily attributable to the following products:

Cardiovascular drugs

Revenue from cardiovascular drugs decreased by 6.3% as compared to the fiscal year ended March 31, 2019.

In the Japan Business segment, revenue decreased by 2.6% as compared to the fiscal year ended March 31, 2019. Revenue from products, including Atorvastatin and Pravastatin, decreased by ¥609 million in the fiscal year ended March 31, 2020 primarily due to the negative effect of drug price revisions.

In the U.S. Business segment, revenue decreased by 15% as compared to the fiscal year ended March 31, 2019. Revenue from Klor-Con®, Midodrine and Prevalite® decreased by ¥2,079 million in the fiscal year ended March 31, 2020 due to intensified competition in the generic drug industry.

Central nervous system drugs

Revenue from central nervous system drugs increased by 7.2% as compared to the fiscal year ended March 31, 2019.

In the Japan Business segment, revenue increased by 16.6% as compared to the fiscal year ended March 31, 2019. This increase was primarily driven by the growth in sales of products which were brought to market in the fiscal years ended March 31, 2020, including Atomoxetine and Nalfurafine Hydrochloride OD. Revenue from those products, which were brought to market in the fiscal years ended March 31, 2018 and 2019, increased by ¥1,467 million in the fiscal year ended March 31, 2020.

In the U.S. Business segment, revenue increased by 0.6% as compared to the fiscal year ended March 31, 2019. This slight increase was mainly attributable to the growth from Tosymra™, Zembrace®Symtouch®, and Vigabatrin. USL acquired the licenses for Tosymra™ and Zembrace®Symtouch® from Dr. Reddy’s Laboratories in the fiscal year ended March 31, 2020. Revenue from these products contributed ¥1,371 million of revenue growth. Additionally, Vigabatrin, which was brought to market in the fiscal year ended March 31, 2019, contributed a ¥2,420 million of revenue growth in the fiscal year ended March 31, 2020. This increase was partially offset by a ¥2,860 million revenue decrease due to strong generic competition.

Gastro-intestinal drugs

Revenue from gastro-intestinal drugs decreased by 8.1% as compared to the fiscal year ended March 31, 2019.

In the Japan Business segment, revenue decreased by 8.9% as compared to the fiscal year ended March 31, 2019. Due to the negative effect of drug price revisions and the decrease in sales volume, revenue from existing products, including Lansoprazole, decreased by ¥1,305 million in the fiscal year ended March 31, 2020. Also, sales returns of Ecabet, which was discontinued in the fiscal year ended March 31, 2019, negatively impacted revenue by ¥236 million.

Blood/body fluid pharmaceutical products

Revenue from blood/body fluid pharmaceutical products decreased by 1.4% as compared to the fiscal year ended March 31, 2019. In the Japan Business segment, the revenue from Cilostazol decreased by ¥209 million due to the negative effect of drug price revisions in the fiscal year ended March 31, 2020. This decrease was partially offset by a ¥150 million increase in revenue of Limaprost Alfadex due to an increase in sales volume.

Other metabolic drugs

Revenue from other metabolic drugs decreased by 5.6% as compared to the fiscal year ended March 31, 2019.

In the Japan Business segment, revenue from existing products including Voglibose OD decreased by ¥484 million due to the negative effect of drug price revisions in the fiscal year ended March 31, 2020

Vitamin preparations

Revenue from vitamin preparations slightly decreased by 1.9% as compared to the fiscal year ended March 31, 2020.

In the U.S. Business segment, revenue from Slo-Niacin decreased ¥63 million due to the entry of competitors with similar drugs in the fiscal year ended March 31, 2020.

Antiallergic drugs

Revenue from antiallergic drugs decreased by 4.1% as compared to the fiscal year ended March 31, 2019.

In the Japan Business segment, due to the negative effect of drug price revisions, revenue from antiallergic drugs decreased as a whole in the fiscal year ended March 31, 2020.

Antibiotic drugs

Revenue from antibiotic drugs decreased by 0.8% as compared to the fiscal year ended March 31, 2019.

In the Japan Business segment, due to the negative effect of drug price revisions, revenue from antibiotic drugs decreased as a whole in the fiscal year ended March 31, 2020.

Drugs for urogenital organs and anus

Revenue from drugs for urogenital organs and anus increased by 1.6% as compared to the fiscal year ended March 31, 2019.

In the Japan Business segment, revenue from urogenital organs and anus drugs, including Silodosin which was launched in June 2019, increased ¥146 million from the fiscal year ended March 31, 2019 due to an increase in sales volume. This increase was partially offset by a ¥219 million of decrease in Oxybutynin due to the intensified competition in the U.S. Business segment..

Antineoplastic agents

Revenue from antineoplastic agents increased by 29.4% as compared to the fiscal year ended March 31, 2019.

In the Japan Business segment, revenue from Capecitabine increased by ¥1,030 million in the fiscal year ended March 31, 2020. Capecitabine was launched in December 2018. The fiscal year ended March 31, 2020 was the first in which its revenue was reflected in our results of operations for a full year.

In the U.S. Business segment, revenue from recently launched products, including Bexarotene and Exemestane, increased by ¥265 million in the fiscal year ended March 31, 2020.

Others

Revenue from others increased by 6.1% as compared to the fiscal year ended March 31, 2019.

Others mainly consist of chemotherapeutic agents and respiratory organ agents.

Revenue from chemotherapeutic agents decreased by ¥571 million as compared to the fiscal year ended March 31, 2019. In the Japan Business segment, revenue from Oseltamivir decreased by ¥551 million due to the earlier ending of seasonal diseases in the fiscal year ended March 31, 2020. On the other hand, in the fiscal year ended March 31, 2019, there was strong demand caused by an influenza epidemic, which did not reoccur in the fiscal year ended March 31, 2020.

Revenue from respiratory organ agents, including Carbocisteine and Anbroxol, increased by ¥356 million in the fiscal year ended March 31, 2020 due to management efforts to maintain proper inventory levels and capture market demands for those drugs. In the Japan Business segment, revenue from urogenital organs and anus drugs, including Silodosin which was launched in June 2019, increased by ¥146 million from the fiscal year ended March 31, 2019 due to an increase in sales volume. This increase was partially offset by a ¥219 million of decrease in Oxybutynin due to the intensified competition in the U.S. Business segment.

Other Statement of Income Items

Cost of sales and gross profit

Cost of sales decreased slightly by ¥405 million, or 0.4%, from ¥109,442 million for the fiscal year ended March 31, 2019 to ¥109,037 for the fiscal year ended March 31, 2020. Gross profit margin decreased by 0.3% to 40.3% in the fiscal year ended March 31, 2020. In the Japan Business segment, the cost to sales ratio decreased by 0.6% to 63.7% for the fiscal year ended March 31, 2020. On the other hand, in the U.S. Business segment, the cost to sales ratio increased by 3.2% to 44.7% for the fiscal year ended March 31, 2020. This increase was primarily due to the higher valuation loss on inventories due to drug price revisions recognized for the fiscal year ended March 31, 2020.

Selling, general and administrative expenses

Selling, general and administrative expenses generally remained consistent at ¥32,380 million for the fiscal year ended March 31, 2019 and ¥33,375 million for the fiscal year ended March 31, 2020. In the Japan Business segment, selling, general and administrative expenses increased by ¥994 million, or 5.1%, to ¥20,490 million. This increase was mainly attributable to an increase of ¥983 million in advertising and sales promotion expenses and an increase of ¥486 million in consulting, legal, tax and advisory services expenses. These expenses were higher in the fiscal year ended March 31, 2020 as compared to the fiscal year ended March 31, 2019, reflecting management’s decision to lower selling, general and administrative expenses in the fiscal year ended March 31, 2019. This increase was partially offset by a decrease of ¥278 million in temporary employee costs and ¥229 million in personnel costs that were due to the favorable impact of a natural decrease in the number of medical representatives in the fiscal year ended March 31, 2020. On the other hand, in the U.S. Business segment, selling, general and administrative expenses was largely consistent as compared to the fiscal year ended March 31, 2019, decreasing ¥35 million, or 0.2% to ¥12,894 million.

Research and development expenses

Research and development expenses decreased by ¥3,184 million, or 19.1%, to ¥13,487 million for the fiscal year ended March 31, 2020. In the Japan Business segment, research and development expenses decreased by ¥54 million to ¥7,551 million for the fiscal year ended March 31, 2020. In the U.S. Business segment, research and development expenses decreased by ¥3,115 million to ¥5,952 million for the fiscal year ended March 31, 2020. This decrease was mainly due to the ¥2,448 million decrease in impairment loss, which was largely attributable to the significant impairment loss that was recorded in the fiscal year ended March 31, 2019. In the fiscal year ended March 31, 2019, an impairment of certain in-process research and development assets was recorded due to the termination of those specific development projects; such loss did not reoccur in the fiscal year ended March 31, 2020. Also, personnel expenses related to research and development decreased compared to the fiscal year ended March 31, 2019 due to the reduction in the number of temporary employees related to certain delayed research and development projects.

Other income and other expenses

Other income decreased by ¥31 million, or 11.5%, to ¥238 million for the fiscal year ended March 31, 2020. Other expenses decreased by ¥236 million, or 74.0%, to ¥83 million for the fiscal year ended March 31, 2020.

The decrease in other expenses was primarily due to a decrease of ¥135 million in loss on retirement of tangible fixed assets incurred in the fiscal year ended March 31, 2019 in the Japan Business segment, which did not reoccur in the fiscal year ended March 31, 2020.

Operating profit

As a result of the above factors, operating profit increased by ¥995 million, or 3.9%, from ¥25,798 million for the fiscal year ended March 31, 2019, to ¥26,793 million for the fiscal year ended March 31, 2020.

Finance income and finance expenses

Finance income decreased by ¥126 million, or 29.9%, to ¥295 million for the fiscal year ended March 31, 2020, and finance expenses increased by ¥38 million, or 6.9%, to ¥591 for the fiscal year ended March 31, 2020. The increase in finance income was primarily due to foreign exchange gain recognized on U.S. dollar denominated bank deposit incurred in the fiscal year ended March 31, 2019.

Profit before tax

As a result of the above factors, profit before tax increased by ¥831 million, or 3.2%, from ¥25,666 million for the fiscal year ended March 31, 2019, to ¥26,497 million for the fiscal year ended March 31, 2020.

Income tax expenses

Income tax expenses increased by ¥781 million, or 13.2%, from ¥5,939 million for the fiscal year ended March 31, 2019 to ¥6,720 million for the fiscal year ended March 31, 2020 primarily because profit before income taxes in both Japan and the United States increased for the fiscal year ended March 31, 2020.

Profit for the year

As a result of the above factors, profit for the year increased by ¥50 million, or 0.3%, from ¥19,727 million for the fiscal year ended March 31, 2019 to ¥19,777 million for the fiscal year ended March 31, 2020.

Segment Results of Operations

Our consolidated operating profit amounted to ¥26,793 million for the fiscal year ended March 31, 2020 compared to ¥25,798 million for the fiscal year ended March 31, 2019, an increase of 3.9%. Operating profit exceeded the fiscal year ended March 31, 2019, despite a slight decline in revenue due to the business environment in both the Japan and U.S. Business segments for the fiscal year ended March 31, 2020.

The following table shows our segment profit by business segment for the fiscal year ended March 31, 2019 and 2020:

	For the fiscal year ended March 31,
	2019	2020	Change
	(Millions of yen, except percentages)
Segment profit:
Japan Business	24,230	24,401	0.7%
U.S. Business	1,569	2,388	52.2%

Japan Business

Segment profit for the Japan Business segment increased by 0.7%, from ¥24,230 million for the fiscal year ended March 31, 2019 to ¥24,401 million for the fiscal year ended March 31, 2020.

Our business environment in Japan has generally deteriorated in recent years due to the drug price revision and the saturated market condition in generic drugs. In October 2019, a special drug price revision due to the consumption tax rate hike in Japan was implemented. The negative effect of that special drug price revision in October 2019 and an earlier than expected ending of seasonal diseases in the fourth quarter of the fiscal year ended March 31, 2020 impacted our results in Japan. However, an increase in sales volume of those products launched in 2018 and 2019 positively impacted production volume and improved our factory operating rate. As a result, our cost of sales decreased, which mitigated the negative impact of the drug price revisions.

U.S. Business

Segment profit for the U.S. Business segment increased by 52.2%, from ¥1,569 million for the fiscal year ended March 31, 2019 to ¥2,388 million for the fiscal year ended March 31, 2020.

In the United States, generic drug prices continued to decline due to the significant consolidation of wholesale, pharmacy, and other distribution channels. Because of the consolidation, our customers have increased negotiation leverage, which has led to additional pricing pressure and price erosion. Also, the record-high number of drug approvals by the FDA of has meant an increased number of drugs being brought to market, intensifying price competition. This has further contributed to the decline in generic drug prices.

Sales volume of the existing products was down as compared to the fiscal year ended March 31, 2019 due to the entry of competitors with similar drugs. New products launched during the fiscal year ended March 31, 2020, including Qudexy®, Tosymra™, and Zembrace®Symtouch® made steady progress, with revenue from such products being higher than expected. Also, impairment loss on intangible assets was lower during the fiscal year ended March 31, 2020 as the market size of the in-process research and development products did not decrease as much as we had expected and assumed in our projections. In addition, there was a fewer number of terminated research and development products taking place in the fiscal year ended March 31, 2020. As a result, we secured positive growth in operating profit for the fiscal year ended March 31, 2020.

5.B LIQUIDITY AND CAPITAL RESOURCES

Sources and Uses of Liquidity

Our liquidity requirements mainly relate to operating cash, capital expenditures, contractual obligations, repayment of indebtedness and payment of interest and dividends. Our operating cash requirements include cash outlays for sales and marketing expenses, research and development expenses, personnel and other general and administrative costs and raw material costs. Income tax payments also require significant cash outlays as well as working capital financing.

Our capital expenditures for tangible assets consist primarily of enhancing our production facilities, replacing fully depreciated items, and promoting the efficiency of our operations. Our capital expenditures for intangible assets represent mainly capitalized development costs for the Japan Business segment, acquired manufacturing and sales licenses and patents of Tosymra™ and Zembrace®Symtouch® for the U.S. Business segment and software purchase expenditures. Our capital expenditures, which consist of additions to property, plant and equipment and intangible assets recorded on our consolidated balance sheets, were ¥8,692 million, ¥22,788 million and ¥21,426 million for the fiscal years ended March 31, 2019, 2020 and 2021, respectively. As of March 31, 2021, we had contractual commitments for the acquisition of property, plant and equipment of ¥9,105 million, which includes commitments related to construction of new plant buildings at our Kyushu Plant in the Japan Business segment and in the U.S. Business segment. Total capital expenditures for those new plants are expected to be ¥18,912 million, of which approximately ¥8,624 million has been paid as of March 31, 2021. We anticipate financing such expenditures out of cash on hand and bank loans. The Company anticipates such plants being completed by September 2022 and June 2022, respectively.

We had no material divestitures during our last three fiscal years and no material divestures are currently in progress.

Our dividend payments for the fiscal years ended March 31, 2019, 2020 and 2021 were ¥5,691 million, ¥5,910 million and ¥5,692 million, respectively. We intend to continue to return capital to shareholders using dividends at an annual level of ¥130 per share, consisting of interim and fiscal year-end dividends of ¥65 per share.

We are required to make interest and principal payments on our outstanding borrowings. As of March 31, 2021, we have ¥276 million of interest due within one year and ¥3,834 million of principal payments on our borrowings due within one year. See “Borrowings and Financial Obligations.”

Our sources of liquidity include cash and cash equivalents on hand, short-term commercial paper, committed borrowing lines from financial institutions and long-term debt financing. We monitor and adjust the amount of foreign cash based on projected cash flow requirements.

As of March 31, 2021, we held ¥54,269 million in cash and cash equivalents on hand. We believe that working capital is sufficient for our current business requirements. Furthermore, we continually seek to ensure that our level of liquidity and access to capital market funding continues to be maintained to successfully support our business operations

Consolidated Cash Flows

The following table shows information about our consolidated cash flows during the fiscal years ended March 31, 2019, 2020 and 2021:

	For the fiscal year ended March 31,
	2019	2020	2021
	(Millions of yen)
Net cash from operating activities	42,924	30,256	31,857
Net cash used in investing activities	(16,820)	(18,173)	(21,794)
Net cash used in financing activities	(9,513)	(12,747)	(11,991)

Net increase (decrease) in cash and cash equivalents	16,591	(664)	(1,928)
Cash and cash equivalents at the beginning of the year	39,992	57,067	56,082
Effects of exchange rate changes on cash and cash equivalents	484	(321)	115

Cash and cash equivalents at the end of the year	57,067	56,082	54,269

Fiscal Year Ended March 31, 2021 compared with the Fiscal Year Ended March 31, 2020

Net cash from operating activities was ¥31,857 million for the fiscal year ended March 31, 2021 compared to ¥30,256 million for the fiscal year ended March 31, 2020.

Profit before tax decreased by ¥8,037 million for the fiscal year ended March 31, 2021.

This decrease in profit before income tax was offset by the impact of certain favorable non-cash expense and other adjustments, including the impact of an impairment loss of ¥5,572 million recognized on Tosymra™, a decrease in inventories of ¥8,727 million reflecting the adjustment of inventories which were higher in the fiscal year ended March 31, 2020 due to the COVID-19 pandemic as well as a ¥4,926 increase in trade payables and other liabilities due to timing of payments and settlements. These sources of cash were partially offset by a ¥13,789 million increase in trade receivables reflecting the timing of receipts from customers.

Net cash used in investing activities was ¥21,794 million for the fiscal year ended March 31, 2021 compared to ¥18,173 million for the fiscal year ended March 31, 2020. This increase in net cash used in investing activities was primarily attributable to the acquisition of property, plant and equipment. This increase was partially offset by a decrease in investment activities related to the acquisition of intangible assets.

Net cash used in financing activities was ¥11,991 million for the fiscal year ended March 31, 2021 compared to net cash used in financing activities of ¥12,747 for the fiscal year ended March 31, 2020. This decrease includes a decrease of dividend payments of ¥479 million and a decrease in the repayment of long-term borrowing by ¥338 million in the fiscal year ended March 31, 2021.

Fiscal Year Ended March 31, 2020 compared with the Fiscal Year Ended March 31, 2019

Net cash from operating activities was ¥30,256 million for the fiscal year ended March 31, 2020 compared to ¥42,924 million for the fiscal year ended March 31, 2019. The decrease of ¥12,668 million was driven by a ¥14,384 million rise in inventories associated with products (especially Oseltamivir) and raw materials. The increase in inventory was attributable to the management’s efforts to maintain proper inventory levels and capture market demands for those products. This decrease was partially offset by an increase which reflects the timing of receipts from customers and payments to vendors in the ordinary course of business. In addition, the impairment loss for intangible assets associated with USL decreased by ¥2,448 million as compared to the fiscal year ended March 31, 2019.

Net cash used in investing activities was ¥18,173 million for the fiscal year ended March 31, 2020 compared to ¥16,820 million for the fiscal year ended March 31, 2019. This slight increase in net cash used in investing activities was primarily attributable to ¥9,219 million of cash used for the acquisition of intangible assets related to Tosymra™ and Zembrace®Symtouch® (Central nervous system drugs) in the fiscal year ended March 31, 2020. This increase was partially offset by a decrease in investment activities related to property, plant and equipment. Additionally, in the fiscal year ended March 31, 2019, additional consideration relating to the USL acquisition was paid, which did not reoccur in the fiscal year ended March 31, 2020.

Net cash used in financing activities was ¥12,747 million for the fiscal year ended March 31, 2020 compared to net cash used in financing activities of ¥9,513 for the fiscal year ended March 31, 2019. The increase was due to the effect of the adoption of IFRS16, where certain lease payments are recorded in financing activities on and after April 1, 2019.

Borrowings and Financial Obligations

Our total bonds and borrowings are ¥70,575 million as of March 31, 2021. These borrowings include unsecured bonds and senior notes issued by us in prior years and borrowings obtained to fund a portion of the USL acquisition. Our borrowings are not exposed to seasonality.

5.C RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

This information required by this item is set forth in “—Products—Japan Business Segment—Products for the Japan Business Segment—Significant new products,” “—Products—U.S. Business Segment—Products for the U.S. Business Segment—Significant new products,” “—Research and Development” and “—Intellectual Property” of “Business Overview” in this document.

5.D TREND INFORMATION

The information required by this item is set forth in “Operating and Financial Review and Prospects—Operating Results” of this document.

5.E OFF-BALANCE SHEET ARRANGEMENTS

Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements as of March 31, 2019, 2020 and 2021.

5.F TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table summarizes our contractual obligations as of March 31, 2021:

	Total contractual amount	Less than one year	One to three Years	Three to five years	More than five years
	(Millions of yen)
Bonds and borrowings
Bonds	10,069	59	10,010	—	—
Borrowings	62,311	4,110	6,658	16,769	34,774
Refund liabilities	7,541	7,541	—	—	—
Commitment to acquire property, plant and equipment	9,105	8,389	716	—	—
Liabilities associated with deferred fixed payments for separately acquired intangible assets	2,546	2,546	—	—	—
Lease obligations	4,050	1,279	1,241	751	779

	95,622	23,924	18,625	17,520	35,553

5.G SAFE HARBOR

All information that is not historical in nature disclosed under “—Off-Balance Sheet Arrangements” and “—Tabular Disclosure of Contractual Obligations” is deemed to be a forward-looking statement. See “Cautionary Statement with Respect to Forward-Looking Statements” for additional information.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A DIRECTORS AND SENIOR MANAGEMENT

The following table shows information about the directors and senior management of the Company as of April 1, 2021, including their ownership of shares of Sawai Pharmaceutical’s common stock as of March 31, 2021, which shares were exchanged with shares of common stock of SGH at the ratio of 1:1 on April 1, 2021 upon the effectiveness of the Share Transfer.

Name	Position at the Company	Date of birth	Number of shares of the Company owned as of March 31, 2021	Percentage of outstanding shares of the Company owned as of March 31, 2021	Expiry of term
Mitsuo Sawai	Representative Director, Chairman and Group Chief Executive Officer	September 28, 1956	948,200	2.17	Until the conclusion of the annual general meeting of shareholders for the fiscal year ending March 31, 2022
Kenzo Sawai	Representative Director, Vice Chairman and Group Chief Branding Officer	May 26, 1968	854,000	1.95	Same as above
Kazuhiko Sueyoshi	Representative Director, President, Group Chief Operating Officer and Group Chief Administrative Officer	September 19, 1957	1,600	*	Same as above
Toru Terashima	Director and Group Chief Quality and Safety Officer	August 7, 1959	900	*	Same as above
Masatoshi Ohara	Outside Director	April 25, 1951	300	*	Same as above
Nawomi Todo	Outside Director	September 17, 1959	600	*	Same as above
Tadao Tsubokura	Full-time Audit & Supervisory Board Member	March 3, 1961	700	*	Until the conclusion of the annual general meeting of shareholders for the fiscal year ending March 31, 2025
Takanobu Tomohiro	Audit & Supervisory Board Member	August 6, 1958	200	*	Same as above
Junichi Hirano	Audit & Supervisory Board Member	September 5, 1946	200	*	Same as above

Name	Position at the Company	Date of birth	Number of shares of the Company owned as of March 31, 2021	Percentage of outstanding shares of the Company owned as of March 31, 2021	Expiry of term
Yoshiki Sakurai	Executive Officer, Group Chief Financial Officer and General Manager of Group Financial Department	September 6, 1961	1,000	*	Indefinite
* Shares held represent less than 1% of the total number of outstanding shares of common stock of the Company.

Mitsuo Sawai joined Sawai Pharmaceutical in January 1989 after having worked for Kyowa Hakko Kogyo Co., Ltd. (currently Kyowa Kirin Co., Ltd.) for approximately seven years. At Sawai Pharmaceutical, he served in various capacities such as Director, Deputy Vice President of Sales Division, and General Manager of Sales Planning Department; Managing Director and Senior Managing Director and Vice President of Sales Division; and President and Representative Director. Since June 2020, he served as the Chairman and Representative Director of Sawai Pharmaceutical. He became SGH’s Representative Director, Chairman and Group Chief Executive Officer on April 1, 2021.

Kenzo Sawai joined Sawai Pharmaceutical in April 2001 after having worked for Sumitomo Pharmaceuticals Co., Ltd., which is currently Sumitomo Dainippon Pharma Co., Ltd. for approximately six years. At Sawai Pharmaceutical, he served in various capacities such as Director and Vice President of Corporate Strategy Department; Senior Executive Officer and Deputy Vice President of Sales Division; Senior Managing Executive Officer and Supervisor of Sales Division; and Supervisor of Research & Development Division. He also served as the Chairman of the Board of USL. Since June 2020, he served as the President and Representative Director of Sawai Pharmaceutical. He became SGH’s Representative Director, Vice Chairman and Group Chief Branding Officer on April 1, 2021.

Kazuhiko Sueyoshi joined Sawai Pharmaceutical in April 2012 after having worked for The Sumitomo Bank, Limited, which is currently Sumitomo Mitsui Banking Corporation, for more than thirty years. At Sawai Pharmaceutical, he served in various capacities such as General Manager of Controller Department, Executive Officer and Deputy Vice President of Corporate Administration Division. At affiliates of Sawai Pharmaceutical, he has also served as the Executive Administration of USL. Since June 2018, he served as the Director, Senior Executive Officer and Vice President of Corporate Administration Division of Sawai Pharmaceutical as well as a Director of Medisa Shinyaku Inc. and a Director of Kaken Shoyaku Co., Ltd., both of which are affiliates of Sawai Pharmaceutical. On April 1, 2021, he became SGH’s Representative Director, President, Group Chief Operating Officer and Group Chief Administrative Officer, and Sawai Pharmaceutical’s Director and Acting Managing Executive Officer.

Toru Terashima joined Sawai Pharmaceutical in January 2016 after having worked for Sumitomo Chemical Company, Limited, and Sumitomo Pharmaceuticals Co., Ltd., which is currently Sumitomo Dainippon Pharma Co., Ltd., for more than thirty years. At Sawai Pharmaceutical, he served in various capacities such as Corporate Officer and Executive Officer. Since June 2019, he served as the Director, Senior Executive Officer and Vice President of Reliability Assurance Division of Sawai Pharmaceutical. He became SGH’s Director and Group Chief Quality and Safety Officer on April 1, 2021.

Masatoshi Ohara is an attorney admitted to practice law both in Japan, specifically as an attorney admitted as a member of the Osaka Bar Association, and the state of New York. In April 1979, he joined Kikkawa Sogo Law Offices, which is currently Kikkawa Law Offices, where he made partner in January 1988. He was appointed as a member of the Board of Directors of the Kinki Federation of Bar Associations. He was also appointed as the

President of the Osaka Bar Association and the Vice President of the Japan Federation of Bar Associations. Since June 2019, he served as an Outside Director of Sawai Pharmaceutical. Outside Sawai Pharmaceutical, he concurrently serves as an Outside Director of TEIJIN FRONTIER CO., LTD. He became an Outside Director of SGH on April 1, 2021.

Nawomi Todo obtained a medical license in June 1984 and served as a staff doctor at Osaka University Hospital, Osaka Police Hospital (Association of Osaka Police Foundation), and Nissay Hospital, which is currently Nippon Life Hospital. Since January 2002, she served as a staff doctor at Osaka-tetsusho Health Insurance Society. She also obtained a Certified Occupational Physician Qualification from the Japan Medical Association in January 2007. Since 2015, she served as an Outside Director of Sawai Pharmaceutical. She became an Outside Director of SGH on April 1, 2021.

Tadao Tsubokura joined Sawai Pharmaceutical in July 2008 and served as the General Manager of Controller Department. Since April 2012, he served as General Manager of General Affairs Department. Since June 2018, he served as an Audit & Supervisory Board Member of Sawai Pharmaceutical. He became SGH’s Full-time Audit & Supervisory Board Member on April 1, 2021.

Takanobu Tomohiro is an attorney admitted to practice law in Japan. In April 1991, he joined Kogoshi Takizawa Law Office, which is currently Kobe-Kaito Law Office, where he made partner in April 1994. He was appointed as the President, Hyogo-ken Bar Association in April 2020. Since June 2016, he served as an Audit & Supervisory Board Member of Sawai Pharmaceutical. He became an Audit & Supervisory Board Member of SGH on April 1, 2021.

Junichi Hirano became the Director of the Co-ordination Division, Second Large Enterprise Examination Department of Osaka Regional Taxation Bureau in July 2013. He became the District Director of Higashi Yodogawa Tax Office and the District Director of Himeji Tax Office in in July 2014 and 2015, respectively. He established a certified tax accountant office in August 2016. He became an Audit & Supervisory Board Member of SGH on April 1, 2021.

Yoshiki Sakurai joined Sawai Pharmaceutical in April 2016 after having worked for Sumitomo Mitsui Banking Corporation for thirty years. At Sawai Pharmaceutical, he served as Executive Officer and General Manager of Controller Department since June 2018. Since June 2020, he served as Senior Executive Officer and General Manager of Controller Department of Sawai Pharmaceutical. He became SGH’s Executive Officer, Group Chief Financial Officer and General Manager of Group Financial Department on April 1, 2021.

Family Relationship

Mitsuo Sawai is the husband of Kenzo Sawai’s cousin.

Arrangements or Understanding Regarding Selection of Any Directors

Not applicable.

6.B COMPENSATION

The aggregate amount of remuneration, including bonuses, for the year ended March 31, 2021 paid by Sawai Pharmaceutical and its respective subsidiaries to Sawai Pharmaceutical’s directors and executive officers for services in all capacities to Sawai Pharmaceutical and its subsidiaries during the year ended March 31, 2021 was approximately ¥368 million.

6.C BOARD PRACTICES

The Company’s articles of incorporation provide for a board of directors of not more than 12 members and an audit & supervisory board of not more than 5 members. Shareholders elect the members of the board of directors as well as the members of the audit & supervisory board at the general meeting of shareholders. The term of office of a director is until the time of conclusion of the annual general meeting of shareholders relating to the last fiscal year to end within the period of one year after the election of such director. The term of office of an audit & supervisory board member is until the time of conclusion of the annual general meeting of shareholders relating to the last fiscal year to end within the period of four years after the election of such audit & supervisory board member. Directors and audit & supervisory board members may serve any number of consecutive terms.

The board of directors elects, pursuant to its resolutions, one or more Representative Directors. Each Representative Director represents the Company generally in the conduct of its affairs. The board of directors has the ultimate responsibility for the administration of the Company’s affairs.

Under the Companies Act, the Company (which satisfies certain conditions under the said act) must have at least one “outside” director (an “Outside Director”). An Outside Director is any person who satisfies all of the following requirements:

(a)

a person who is not an executive director or executive officer, manager, or other employee (hereinafter collectively referred to as “Executive Director, etc.”) of the company or its subsidiary company and has not been an Executive Director, etc. of the company or its subsidiary company for ten years prior to assuming office;

(b)

if a person who has been a director, accounting advisor (if the accounting advisor is a corporation, a member who is in charge of the affairs), or company auditor of the company or its subsidiary company (excluding a person who has been an Executive Director, etc.) at the time within ten years prior to assuming office, a person who has not been an Executive Director, etc. of the company or its subsidiary company for ten years prior to assuming office as director, accounting advisor, or company auditor;

(c)	a person who is not a parent company, etc. of such company (limited to a natural person) or director or executive officer, manager, or other employee of a parent company, etc.;

(d)	a person who is not an Executive Director, etc. of a subsidiary company, etc. of the parent company, etc. of such company (excluding such company and its subsidiary company); and

(e)

a person who is not a spouse or relative within the second degree of kinship of a director or executive officer, manager, or other important employee of such company, or its parent company, etc. (limited to a natural person).

Under the Companies Act and the Company’s articles of incorporation, the Company may, by a resolution of its board of directors, exempt members of the board of directors (including former members of the board of directors) from their liabilities to the Company arising in connection with their failure to execute their duties within the limits stipulated by laws and regulations. In addition, the Company may enter into a liability limitation agreement with each member of the board of directors (excluding executive members of the board of directors, among others) which limits the maximum amount of their liabilities owed to the Company arising in connection with their failure to execute their duties to an amount equal to the minimum liability limit amount prescribed in the laws and regulations.

Under the Companies Act, the Company must have at least three audit & supervisory board members. At least a majority of the audit & supervisory board members are required to be “outside” audit & supervisory board members (an “Outside Audit & Supervisory Board Member”). An Outside Audit & Supervisory Board Member is any person who satisfies all of the following requirements:

(a)

a person who has not been a director, accounting advisor (if the accounting advisor is a corporation, a member who is in charge of the affairs; the same applies in (b)), or executive officer, manager, or other employee of such company or its subsidiary company for ten years prior to assuming office;

(b)

in cases where a person who has been a company auditor of such company or its subsidiary company at the time within ten years prior to assuming office, the person who has not been a director, accounting advisor, or executive officer, manager, or other employee of such company or its subsidiary company for ten years prior to assuming office as company auditor;

(c)	a person who is not a parent company, etc. of such company (limited to a natural person) or director or executive officer, manager, or other employee of a parent company, etc.;

(d)	a person who is not an Executive Director, etc. of a subsidiary company, etc. of the parent company, etc. of such stock company (excluding such stock company and its subsidiary company); and

(e)

a person who is not a spouse or relative within the second degree of kinship of a director, manager, or other important employee of such company, or its parent company, etc. (limited to a natural person).

The audit & supervisory board members may not at the same time be an executive director, manager, or other employee of the Company or its subsidiaries, or accounting advisor (if the accounting advisor is a corporation, a member who is in charge of its affairs) or an executive officer of the subsidiaries. The audit & supervisory board has the duty to audit the execution of duties by the directors and the accounting advisor and prepare an audit report to be submitted to shareholders’ meetings. The audit & supervisory board determines the content of proposals regarding the election and dismissal of an accounting auditor and the refusal to reappoint an accounting auditor to be submitted to a shareholders’ meeting. The audit & supervisory board also states their opinions on the election, dismissal, resignation, or remuneration of directors who are not audit & supervisory board members at a shareholders’ meeting. Audit & supervisory board members are not required to be certified public accountants.

Under the Companies Act and the Company’s articles of incorporation, the Company may, by a resolution of its board of directors, exempt audit & supervisory board members (including former audit & supervisory board members) from their liabilities to the Company arising in connection with their failure to execute their duties within the limits stipulated by laws and regulations. In addition, the Company may enter into a liability limitation agreement with each audit & supervisory board member which limits the maximum amount of their liabilities owed to the Company arising in connection with their failure to execute their duties to an amount equal to the minimum liability limit amount prescribed in the laws and regulations.

None of the Company’s members of the board of directors is party to a service contract with the Company or any of its subsidiaries that provides for benefits upon the end of such director’s term of office.

6.D EMPLOYEES

The Company had 3,131, 3,066 and 3,003 employees on a consolidated basis as of March 31, 2019, 2020 and 2021, respectively, consisting of 2,568, 2,491 and 2,444 in the Japan Business segment and 563, 575 and 559 in the U.S. Business segment, respectively. The Company considers its labor relations to be stable and good.

6.E SHARE OWNERSHIP

For information on the number of shares of the Company’s common stock held by each member of the board of directors and the Audit & Supervisory Board as of March 31, 2021, see “—Directors and Senior Management.” Such figures do not include options that are exercisable for shares of the Company’s common stock.

Stock Options

As of March 31, 2021, certain of the individuals named above held stock acquisition rights that Sawai Pharmaceutical had issued. Each stock acquisition right gave the holder the right to purchase two hundred (200) shares or, in the case of the 2nd Stock Acquisition Rights, one hundred (100) shares, of Sawai Pharmaceutical’s common stock. The stock acquisition rights, except for the 2nd Stock Acquisition Rights, were exercisable within ten (10) days from the day immediately following the date of the holder’s termination of service as either a director or executive officer. The 2nd Stock Acquisition Rights were exercisable at any time between August 8, 2017 and August 31, 2021 so long as (i) the holder is a director, executive officer or employee of Sawai Pharmaceutical at the time of exercising the right, (ii) the holder who is a director or executive officer terminates his or her service in such respective position upon expiration of the term or the holder who is an employee retires based on the applicable age limit, or (iii) otherwise our board of directors considers that there is a due reason to allow the holder to exercise his or her 2nd Stock Acquisition Rights.

The name of the stock acquisition rights, the expiration date and the aggregate number of the stock acquisition rights held by the individuals named above as of March 31, 2021 were as follows. On April 1, 2021, the effective date of the Share Transfer, each such Sawai Pharmaceutical stock acquisition rights were exchanged with stock acquisition rights of SGH that have substantively the same terms as the corresponding Sawai Pharmaceutical stock acquisition rights.

Name of series	Expiration date	Exercise price (Yen)	Aggregate number of stock acquisition rights held
Stock Acquisition Rights of Sawai Pharmaceutical Co., Ltd. Issued in July 2013	July 10, 2043	1	10
Stock Acquisition Rights of Sawai Pharmaceutical Co., Ltd. Issued in August 2014	August 11, 2044	1	8
Stock Acquisition Rights of Sawai Pharmaceutical Co., Ltd. Issued in July 2015	July 10, 2045	1	8
2nd Stock Acquisition Rights of Sawai Pharmaceutical Co., Ltd. Issued in August 2015	August 31, 2021	7,716	55
Stock Acquisition Rights of Sawai Pharmaceutical Co., Ltd. Issued in July 2016	July 12, 2046	1	8
Stock Acquisition Rights of Sawai Pharmaceutical Co., Ltd. Issued in July 2017	July 12, 2047	1	10
Stock Acquisition Rights of Sawai Pharmaceutical Co., Ltd. Issued in July 2018	July 11, 2048	1	16
Stock Acquisition Rights of Sawai Pharmaceutical Co., Ltd. Issued in July 2019	July 10, 2049	1	36
Stock Acquisition Rights of Sawai Pharmaceutical Co., Ltd. Issued in July 2020	July 8, 2050	1	37

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A MAJOR SHAREHOLDERS

As of March 31, 2021, there were 43,791,339 shares of Sawai Pharmaceutical’s common stock issued and outstanding. On April 1, 2021, through the Share Transfer, 43,791,339 shares of SGH common stock were issued to Sawai Pharmaceutical’s shareholders in exchange for their shares of Sawai Pharmaceutical common stock.

Under the Financial Instruments and Exchange Law, any person who becomes, beneficially and solely or jointly, a holder, including, but not limited to, a deemed holder who manages shares for another holder pursuant to a discretionary investment agreement, of more than 5% of the total issued shares of a company listed on a Japanese stock exchange must file a report concerning the shareholding with the director of the relevant local finance bureau. A similar report must be filed, with certain exceptions, if the percentage of shares held by a holder, solely or jointly, of more than 5% of the total issued shares of a company increases or decreases by 1% or more, or if any change to a material matter set forth in any previously filed reports occurs.

Based on information known to the Company or that can be ascertained from public filings, the following table sets forth the beneficial ownership of holders of 5% or more of the Company’s common stock as of the most recent practicable date.

Name	Number of Sawai Pharmaceutical Shares Owned As of March 31, 2021	Shareholding Ratio (%)
	(Thousands of shares)
The Master Trust Bank of Japan, Ltd. (Trust Account)*1	3,605	8.23
Custody Bank of Japan, Ltd. (Trust Account)*1	2,569	5.87

*1

The Company understands that The Master Trust Bank of Japan, Ltd. and Custody Bank of Japan, Ltd. are not the beneficial owners of shares of the Company’s common stock. The shares of such common stock are held in trust accounts, which do not disclose the names of beneficiaries.

According to the Company’s register of shareholders as of March 31, 2021, there were 125 record holders of shares of the Company’s common stock who were resident in the United States. Such record shareholders owned 13.4% of the outstanding shares of the Company’s common stock as of March 31, 2021. Because some shares were held by brokers or other nominees, the number of record holders with addresses in the United States might not fully show the number of beneficial owners in the United States.

None of the Company’s shares of common stock entitles the holder to any preferential voting rights.

To the extent known to the Company, the Company is not owned or controlled, directly or indirectly, by another corporation, any foreign government or any natural or legal person.

The Company knows of no arrangements the operation of which may at a later time result in a change of control.

7.B RELATED PARTY TRANSACTIONS

There is no related party transaction to report from April 1, 2020 to date.

7.C INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

8.A CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

1-3.

The Company’s audited consolidated financial statements are included under “Financial Statements.” Except for the Company’s consolidated financial statements included under Item 18, no other information in this annual report has been audited by the Company’s auditors.

4.	Not applicable.

5.	Not applicable.

6.	Export Sales. See geographic revenue information for the fiscal years ended March 31, 2019, 2020 and 2021 described in “Operating and Financial Review and Prospects.”

7.	Legal and Arbitration Proceedings. See “Information on the Company—Business Overview—Legal Proceedings.”

8.	Dividend Policy. See “Information on the Company—Business Overview—Strategy—START 2024—Capital strategy.”

8.B SIGNIFICANT CHANGES

Except as disclosed in this annual report, there have been no significant changes since the date of the Company’s latest annual financial statements.

ITEM 9.	THE OFFER AND LISTING

9.A OFFER AND LISTING DETAILS

The Company’s shares of common stock are currently listed on the First Section of the Tokyo Stock Exchange under code number 4887.

9.B PLAN OF DISTRIBUTION

Not applicable.

9.C MARKETS

The Company’s common stock is listed on the First Section of the Tokyo Stock Exchange.

9.D SELLING SHAREHOLDERS

Not applicable.

9.E DILUTION

Not applicable.

9.F EXPENSES OF THE ISSUE

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

10.A SHARE CAPITAL

Not applicable.

10.B MEMORANDUM AND ARTICLES OF ASSOCIATION

Except as otherwise stated, set forth below is information relating to the Company’s common stock, including brief summaries of the relevant provisions of the Company’s articles of incorporation and share handling regulations, the Companies Act, and the Act on Book-Entry Transfer of Corporate Bonds, Shares, etc. of Japan (Law No. 75 of 2001, as amended) (together with the regulations promulgated thereunder, the “Book-Entry Act”) relating to joint stock corporations.

Corporate Purpose

Article 2 of the Company’s articles of incorporation states that its purpose is to engage in the following businesses:

•	To hold shares or equity in domestic and/or overseas companies engaging in any business relating to medical and healthcare services, including manufacture and sale of pharmaceutical products and medical equipment, as well as various businesses incidental or relating to the same, and thereby manage business activities of such companies and provide management support or guidance to such companies;

•

To perform, on commission, the operations of any companies in which the Company holds shares or equity, such as management affairs, planning/public relations activities or the like, in whole or in part; and

•	To carry out any and all lawful businesses incidental or relating to any of the foregoing.

Directors

The Company’s regulations of the board of directors provides that any Director who has a special interest therein shall not participate in voting and that, in such a case, such Director shall not be included in the number of Directors present at the meeting.

Neither the Company’s articles of incorporation nor the Company’s regulations of the board of directors provide for (i) the directors’ power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body, (ii) borrowing powers exercisable by the directors and how such borrowing powers can be varied, (iii) retirement or non-retirement of directors under an age limit requirement; and (iv) number of shares required for director’s qualification.

Dividends

General

Under the Companies Act, a joint stock corporation may distribute dividends in cash and/or in kind to its shareholders any number of times per fiscal year, subject to certain limitations described in “—Restrictions on Dividends” below.

Under the articles of incorporation of the Company and the Companies Act, the Company may:

by resolution of a general meeting of shareholders of the Company:

•	distribute annual dividends in cash and/or in kind to shareholders of record as of March 31 of each year; and

•	distribute dividends in cash and/or in kind to shareholders as of a record date to be fixed for such distribution from time to time, and by resolution of board of directors of the Company:

•	distribute interim dividends in cash and/or in kind to shareholders of record as of September 30 of each year.

Dividends may be distributed in cash and/or in kind in proportion to the number of shares held by each shareholder. A resolution of the general meeting of shareholders or board of directors authorizing the payment of dividends must specify the kind and aggregate book value of the assets to be distributed, the manner of allocation of such assets to shareholders, and the effective date of the dividend. If dividends are to be paid in kind, the Company may grant its shareholders the right to require the Company to pay such dividends in cash instead of in kind. If no such right is granted to shareholders, the payment of dividends in kind must be approved by a special resolution of a general meeting of shareholders. Under the articles of incorporation of the Company, the Company is not obligated to pay any annual and interim dividends in cash that remain unclaimed for a period of three (3) years after the first payable date of such dividends.

Restrictions on Dividends

In order to pay dividends, the Company must, until the aggregate amount of its capital reserve and earned reserve reaches one quarter of its stated capital, set aside in its capital reserve and/or earned reserve the lesser of (i) the amount equal to one-tenth of the amount paid out from surplus, as defined below, and (ii) an amount equal to one quarter of its stated capital less the aggregate amount of its capital reserve and earned reserve as of the date of such dividends.

Under the Companies Act, as of the effective date of the distribution, provided that our net assets are not less than 3 million yen, the amount of dividends may not exceed:

the sum of:

(a)	the amount of surplus, as described below; and

(b)

in the event that provisional financial statements are prepared and approved, the aggregate amount of (i) the net income for the relevant period as provided for by an ordinance of the Ministry of Justice of Japan, and (ii) the amount of consideration that we received for the treasury stock that we disposed of during such period;

less the sum of:

(c)	the book value of treasury stock;

(d)	in the event that we disposed of treasury stock after the end of the last fiscal year, the amount of consideration that we received for such treasury stock;

(e)	in the event described in (b), the amount of net loss for such period described in the statement of income constituting the provisional financial statements; and

(f)

certain other amounts set forth in ordinances of the Ministry of Justice, including (if the sum of one-half of our goodwill and deferred assets exceeds the total of its stated capital, capital reserve, earned reserve and other capital surplus, each such amount as it appears on the balance sheet as of the end of the last fiscal year) all or a certain part of such excess amount as calculated in accordance with the ordinances of the Ministry of Justice.

The amount of surplus stated in (a) above is the excess of:

the sum of:

(i)	the aggregate of other capital surplus and other retained earnings surplus at the end of the last fiscal year;

(ii)

in the event that we disposed of treasury stock after the end of the last fiscal year, the difference between the book value of such treasury stock and the consideration that we received for such treasury stock;

(iii)

in the event that we reduced its stated capital after the end of the last fiscal year, the amount of such reduction less the portion thereof that has been transferred to capital reserve and/or earned reserve (if any); and

(iv)

in the event that capital reserve and/or earned reserve were reduced after the end of the last fiscal year, the amount of such reduction less the portion thereof that has been transferred to stated capital (if any);

over the sum of:

(v)	in the event that we canceled treasury stock after the end of the last fiscal year, the book value of such treasury stock;

(vi)	in the event that we distributed surplus after the end of the last fiscal year, the aggregate of the following amounts:

a.

the aggregate amount of the book value of the distributed assets, excluding the book value of such assets that would have been distributed to shareholders but for their exercise of the right to receive dividends in cash instead of dividends in kind;

b.	the aggregate amount of cash distributed to shareholders who exercised the right to receive a distribution in cash instead of a distribution in kind; and

c.	the aggregate amount of cash paid to shareholders holding fewer shares than the shares that were required in order to receive a distribution in kind; and

(vii)	the aggregate amounts of a. through d. below, less e. and f. below:

a.	in the event that the amount of surplus was reduced and transferred to capital reserve, earned reserve and/or stated capital after the end of the last fiscal year, the amount so transferred;

b.	in the event that we paid dividends after the end of the last fiscal year, the amount set aside in our capital reserve and/or earned reserve;

c.

in the event that we disposed of treasury stock in the process of (x) a merger in which we acquired all rights and obligations of a company, (y) a corporate split in which we acquired all or a part of the rights and obligations of a split company or (z) a share transfer in which we acquired all shares of a company after the end of the last fiscal year, the difference between the book value of such treasury stock and the consideration that we received for such treasury stock;

d.

in the event that the amount of surplus was reduced in the process of a corporate split in which we transferred all or a part of its rights and obligations after the end of the last fiscal year, the amount so reduced;

e.

in the event of (x) a merger in which we acquired all rights and obligations of a company, (y) a corporate split in which we acquired all or a part of the rights and obligations of a split company or (z) a share transfer in which we acquired all shares of a company after the end of the last fiscal year, the aggregate amount of (i) the amount of our other capital surplus after such merger, corporate split or share transfer, less the amount of its other capital surplus before such merger, corporate split or share transfer, and (ii) the amount of its other retained earnings surplus after such merger, corporate split or share transfer, less the amount of its other retained earnings surplus before such merger, corporate split or share transfer; and

f.

in the event that an obligation to cover a deficiency, such as the obligation of a person who subscribed to newly issued shares with an unfair amount to be paid in, was fulfilled after the end of the last fiscal year, the amount of other capital surplus increased by such payment.

Capital and Reserves

Under the Companies Act, the paid-in amount of any newly issued shares of common stock is required to be accounted for as stated capital, provided that an amount not exceeding one-half of such paid-in amount may be accounted for as capital reserve. The Company may generally reduce capital reserve and/or earned reserve by resolution of a general meeting of shareholders, and transfer such amounts in whole or in part to stated capital by the same resolution of a general meeting of shareholders. The Company may also transfer all or any part of the surplus as described in “—Dividends” above to stated capital, capital reserve or earned reserve by resolution of a general meeting of shareholders, subject to certain restrictions. The Company may generally reduce its stated capital by a special resolution of a general meeting of shareholders and, if so decided by the same resolution, the Company may transfer such amounts in whole or in part to capital reserve or earned reserve.

Share Splits

The Company may at any time split the outstanding shares of common stock into a greater number of shares of common stock by resolution of the board of directors. When a share split is effected, so long as the Company’s only class of outstanding shares is common stock, the Company may increase the number of authorized shares in the same ratio as that of such share split by amending its articles of incorporation, which may be effected by a resolution of the board of directors without shareholder approval.

Under the clearing system, on the effective date of the share split, the numbers of shares recorded in all accounts held by shareholders of the Company at account managing institutions will be increased in accordance with the applicable ratio.

Share Consolidation

The Company may at any time consolidate its shares into a smaller number of shares by a special resolution of the general meeting of shareholders. The Company must disclose the reason for the share consolidation at the general meeting of shareholders. When a share consolidation is effected, the Company must give public notice of the share consolidation, at least two weeks prior to the effective date of the share consolidation; provided that if the product of (a) the number of shares constituting each unit of shares and (b) the ratio of share consolidation is a number that contains a fractional part less than one, the Company must give public notice at least twenty (20) days prior to the effective date, and any of its shareholders (i) who, being entitled to vote at a general meeting of shareholders, notifies the Company prior to the general meeting of shareholders of his or her intention to oppose the share consolidation and votes against the approval of the share consolidation at such general meeting of shareholders, or (ii) who is not entitled to vote at such general meeting of shareholders may demand that the Company purchase his or her shares constituting any fraction less than one at a fair price.

Under the clearing system, on the effective date of the share consolidation, the numbers of shares recorded in all accounts held by shareholders of the Company at account managing institutions will be decreased in accordance with the applicable ratio.

Unit Share System

Under the articles of incorporation of the Company and the Companies Act, 100 shares of common stock constitute one unit. Shareholders who hold shares constituting less than one unit do not have voting rights at a general meeting of shareholders.

A shareholder who holds shares constituting less than one unit may at any time demand that the Company purchase its shares of less than one unit. The price at which shares constituting less than one unit will be purchased by the Company pursuant to such a demand will be equal to (a) the closing price of the Company’s shares reported by the Tokyo Stock Exchange on the day when the demand is received by the Company’s transfer agent or (b) if no sales take place on the Tokyo Stock Exchange on that day, the price at which the sale of shares is executed on such stock exchange immediately thereafter. Under the clearing system, such demand must be made to the Company through the relevant account management institution.

General Meetings of Shareholders

The annual general meeting of the Company’s shareholders is held within three months after the end of the last fiscal year. An extraordinary general meeting of shareholders may be held whenever necessary. Notice of a general meeting of shareholders stating the date, time, and place of the general meeting of shareholders, and any matter with respect to the agenda of the general meeting of shareholders (if any), among other things, must be given to each shareholder of common stock with voting rights (or, in the case of a shareholder not resident in Japan, to its standing proxy or mailing address in Japan) at least two weeks prior to the scheduled date of the meeting.

Any shareholder or group of shareholders holding at least three percent of the total voting rights of the Company for a period of six months or more may request, with an individual shareholder notice (as described in “—Register of Shareholders” below), the convocation of a general meeting of shareholders for a particular purpose. Unless such general meeting of shareholders is convened without delay or a convocation notice to hold a meeting no later than eight weeks from the date of such request is dispatched, the requesting shareholder may, upon obtaining court approval, convene such general meeting of shareholders.

Any shareholder or group of shareholders holding at least 300 voting rights or one percent of the total voting rights of the Company for a period of six months or more may propose a matter to be included in the agenda of a general meeting of shareholders, and may propose to describe such matter together with a summary of the proposal to be submitted by such shareholder in a notice to the Company’s shareholders, by submitting a request to a director at least eight weeks prior to the date set for such meeting, with an individual shareholder notice.

Voting Rights

A holder of shares of common stock constituting one or more units is entitled to one vote for each unit, except for a shareholder prescribed by the applicable ordinance of the Ministry of Justice as an entity over whom the Company may have substantial control through the ownership of one quarter or more of the votes of all shareholders of such entity or for other reasons.

Except as otherwise provided by the Companies Act, under the articles of incorporation of the Company, the resolution of a meeting of shareholders must be passed by an affirmative vote of at least a majority of the voting rights of the shareholders present or represented at the meeting having no quorum requirement other than (a) for matters relating to appointment of directors and audit & supervisory board members, which must be passed by an affirmative vote of at least a majority of the voting rights of the shareholders present or represented at the meeting where a quorum of one-third of the total voting rights is present or represented and (b) for matters provided under Article 309, Paragraph 2 of the Companies Act, which must be passed by an affirmative vote of at least two-thirds of the voting rights of the shareholders present or represented at the meeting where a quorum of one-third of the total voting rights is present or represented.

Examples of resolutions that are subject to (b) above are as follows:

(a)	any amendment to the Company’s articles of incorporation (except for amendments that may be authorized solely by the board of directors under the Companies Act);

(b)	a reduction of stated capital, subject to certain exceptions, such as a reduction of stated capital for the purpose of replenishing capital deficiencies;

(c)	a dissolution, merger or consolidation, subject to certain exceptions under which a shareholders’ resolution is not required;

(d)	the transfer of all or a substantial part of the Company’s business, subject to certain exceptions under which a shareholders’ resolution is not required;

(e)	the taking over of the whole of the business of any other corporation, subject to certain exceptions under which a shareholders’ resolution is not required;

(f)	a corporate split, subject to certain exceptions under which a shareholders’ resolution is not required;

(g)	a share exchange or share transfer for the purpose of establishing a 100% parent-subsidiary relationship, subject to certain exceptions under which a shareholders’ resolution is not required;

(h)	a share delivery for the purpose of establishing a parent-subsidiary relationship, subject to certain exceptions under which shareholders’ resolution is not required;

(i)

any issuance of new shares or transfer of existing shares held by the Company as treasury shares at a specially favorable price and any issuance of stock acquisition rights or bonds with stock acquisition rights at a specially favorable price or on specially favorable conditions to any persons other than shareholders;

(j)	any acquisition by the Company of its own shares from specific persons other than the Company’s subsidiaries;

(k)	a share consolidation; or

(l)	the removal of an audit & supervisory board member.

Liquidation Rights

In the event of liquidation, the Company’s assets remaining after payment of all debts, liquidation expenses, and taxes will be distributed among shareholders of common stock in proportion to the respective number of shares which they hold.

Issuance of New Shares

The Company may generally issue new shares or transfer existing shares held by it as treasury stock by a resolution of the board of directors up to the authorized number of shares prescribed in its articles of incorporation. However, a resolution of a general meeting of shareholders, which requires an affirmative vote of a majority of the voting rights of the shareholders present or represented at the meeting where a quorum of a majority of the total voting rights is present or represented, is required if (i) such issuance of new shares or transfer of existing shares results in a person who subscribes for such shares and its subsidiaries having more than fifty percent (50%) of voting rights of all shareholders in total following such issuance of new shares or transfer of existing shares, subject to certain exceptions, and (ii) shareholders representing at least ten percent (10%) of the voting rights of all shareholders notify the Company of their intention to oppose such issuance of new shares or transfer of existing shares within two weeks from the date of filing of the securities registration statement in relation to such new shares or transfer of existing shares, unless the financial condition of the Company is extremely severe and there is an urgent necessity for the Company’s business continuity. Similar procedures are applicable to an issuance of stock acquisition rights and transfer of existing stock acquisition rights.

Subscription Rights

Shareholders of the Company will have no preemptive rights. Authorized but unissued shares may be issued at such times and upon such terms as the board of directors determines, subject to the limitations as to the issuance of new shares at a “specially favorable” price described in item (j) of “—Voting Rights” and the issuance of new shares which requires shareholders’ approval described in “—Issuance of New Shares” above. The board of directors may, however, determine that shareholders be given subscription rights with respect to new shares. In that case, such subscription rights must be given on identical terms to all shareholders as of a record date at least two weeks prior to which public notice must be given. Each of the shareholders to whom such rights are given must also be given at least two weeks’ prior notice of the date on which such rights expire.

Stock Acquisition Rights

The Company may issue stock acquisition rights or bonds with stock acquisition rights. Upon the exercise of stock acquisition rights, the Company will be obligated to either issue the required number of new shares or, alternatively, to transfer the necessary number of shares from treasury stock. The issuance of stock acquisition rights and bonds with stock acquisition rights may be authorized by the board of directors unless it is made under a specially favorable condition described in item (j) of “—Voting Rights” or is subject to the shareholders’ approval requirement described in “—Issuance of New Shares” above.

Register of Shareholders

The registration of names, addresses and other information of shareholders in the register of the Company’s shareholders will be made by the Company upon the receipt of the general shareholders notification given to the Company by JASDEC based on information provided by the account managing institutions to JASDEC. In the event of the issuance of new shares, the Company will register the names, addresses and other information of shareholders in its register of shareholders without the general shareholders notification. A general shareholders notification will be made only in cases prescribed under the Book-Entry Act such as when the company fixes the record date and when the company makes requests to JASDEC for any justifiable reason. Therefore, a shareholder may not assert shareholders’ rights against the company immediately after the shareholder acquires shares, unless the shareholder’s name and address are registered in the register of the Company’s shareholders upon receipt of the general shareholders’ notification, except that, with respect to the exercise of minority shareholders’ rights defined under the Book-Entry Act, the shareholder may exercise such rights upon giving the company a notice of individual shareholders through JASDEC during a certain period prescribed under the Book-Entry Act.

Record Date

Under the articles of incorporation of the Company, March 31 is the record date for its year-end dividends and the determination of shareholders entitled to vote at the annual general meeting of shareholders and September 30 is the record date for its interim dividends. In addition, by a resolution of the board of directors, and after giving at least two weeks’ prior public notice, the Company may at any time set a record date in order to determine the shareholders who are entitled to certain rights pertaining to the common stock.

Under the Book-Entry Act, JASDEC is required to promptly give the Company notice of the names and addresses of the Company’s shareholders, the number of shares held by them and other relevant information as of each record date.

Repurchase of the Company’s Common Stock

The Company may repurchase its shares of common stock:

(a)

by way of purchase on any stock exchange on which its shares are listed or by way of a tender offer under the FIEA, pursuant to a resolution at a general meeting of shareholders or a resolution of board of directors of the Company;

(b)	by purchase from a specific party other than any of its subsidiaries, pursuant to a special resolution at a general meeting of shareholders; and

(c)	by purchase from any of its subsidiaries, pursuant to the resolution of board of directors of the Company.

In the case of (b) above, any other shareholders may request that they be added to the specific shareholders mentioned in (b) above for the proposal for the general meeting of shareholders, unless the purchase price or any other consideration will not exceed the greater of either: (i) the market price on the day immediately preceding the date on which the resolution mentioned in (b) above was adopted (or, if there is no trading in the shares on the stock exchange, or if the stock exchange is not open for business on such day, the price at which the shares are first traded on such stock exchange thereafter); or (ii) if the tender offer is made for the shares on the day immediately preceding the date on which the resolution mentioned in (b) above was adopted, the purchase price of the shares provided in the agreement regarding such tender offer.

In general, the total price of the shares to be repurchased by the Company may not exceed the amount that the Company may distribute as surplus. For more details regarding surplus, see “—Dividends” above.

Transfer Agent

The Company’s transfer agent set out in the share handling regulations of the Company is Sumitomo Mitsui Trust Bank, Limited. The transfer agent will maintain the register of the Company’s shareholders.

Reporting of Shareholders

The FIEA and its related regulations, in general, require any person who has become, beneficially and solely or jointly, a holder of more than five percent (5%) of the total issued shares of a company listed on any Japanese stock exchange or whose shares are traded on the over-the-counter market in Japan to file with the director of an appropriate local finance bureau, within five business days, a report concerning such shareholdings. A similar report must also be made in respect of any subsequent change of one percent (1%) or more in any such holding ratio or any change in material matters set out in any previously filed reports. For this purpose, shares issuable to such person upon exercise of stock acquisition rights (including those incorporated in bonds with stock acquisition rights) are taken into account in determining both the number of shares held by such holder and the issuer’s total issued share capital. A holder must file the report electronically and furnish copies thereof to the issuer of such shares and to all the Japanese stock exchanges on which the shares are listed. The report is then disclosed via the Internet.

10.C MATERIAL CONTRACTS

All contracts concluded by the Company during the two years preceding this filing were entered into in the ordinary course of business.

10.D EXCHANGE CONTROLS

Japanese Foreign Exchange Controls

The Foreign Exchange and Foreign Trade Act of Japan (Law No. 228 of 1949, as amended) and the cabinet orders and ministerial ordinances thereunder, collectively known as the Foreign Exchange Regulations, set forth, among other things, regulations relating to the receipt by Exchange Non-Residents of payment with respect to shares to be issued by us and the acquisition and holding of shares by Exchange Non-Residents and Foreign Investors, both as defined below. In general, the Foreign Exchange Regulations as currently in effect do not affect transactions using non-Japanese currencies between Exchange Non-Residents who purchase or sell our shares outside Japan. This summary is not exhaustive of all possible foreign exchange controls considerations that may apply to a particular investor. Potential investors are advised to satisfy themselves as to the overall foreign exchange controls consequences of the acquisition, ownership and disposition of shares of our common stock or voting rights thereunder by consulting their own advisors. Failure to comply with the Foreign Exchange Regulations may result in administrative orders directing the shareholder to dispose of the shares of the Japanese company in question or criminal sanctions which could extend to imprisonment and/or a fine.

The Foreign Exchange Regulations define “Exchange Residents” as:

•	individuals who are resident in Japan; or

•	corporations whose principal offices are located inside Japan.

The Foreign Exchange Regulations define “Exchange Non-Residents” as:

•	individuals who are not resident in Japan; or

•

corporations whose principal offices are located outside Japan. Generally, branches and other offices of non-resident corporations within Japan are regarded as Exchange Residents, and branches and other offices of Japanese corporations located outside Japan are regarded as Exchange Non-Residents.

The Foreign Exchange Regulations define “Foreign Investors” as:

•	individuals who are Exchange Non-Residents;

•	corporations or other entities organized under the laws of foreign countries or whose principal offices are located outside Japan; or

•

corporations (i) not less than fifty percent (50%) of the voting rights of which are held, directly or indirectly, by individuals and/or corporations falling within either of the preceding two items or (ii) a majority of the directors or other officers (or directors or other officers having the power of representation) of which are individuals who are Exchange Non-Residents; or

•

general partnerships or limited partnerships under Japanese law or any similar partnerships under non-Japanese laws, where either (i) not less than fifty percent (50%) of the capital contributions to those entities are made by individuals who are Exchange Non-Residents or certain other foreign investors, or (ii) a majority of the general partners of which are individuals who are Exchange Non-Residents or certain other foreign investors.

Acquisition of Shares

In general, the acquisition of shares of a Japanese company listed on any Japanese stock exchange by an Exchange Non-Resident from an Exchange Resident may be made without any restriction on the Exchange Non-Resident, except for cases where such acquisition constitutes an “Inward Direct Investment” described below. Exchange Residents who acquire or transfer such shares from or to an Exchange Non-Resident must file a retroactive report to the Minister of Finance following such acquisition or transfer, unless:

•	the aggregate purchase price of the relevant shares is 100 million yen or less;

•	the transfer is made through any securities firm, bank or other entity prescribed by the Foreign Exchange Regulations acting as an agent or intermediary; or

•	the acquisition constitutes an Inward Direct Investment described below.

Inward Direct Investment in Shares of Listed Corporations

Inward Direct Investment

If a Foreign Investor acquires shares or voting rights of a Japanese company that is listed on a Japanese stock exchange, such as shares of our common stock, or that is traded on an over-the-counter market in Japan and, as a result of the acquisition, the Foreign Investor, in combination with any existing holdings and holdings of its closely-related persons, directly or indirectly holds one percent (1%) or more of (i) the issued shares or (ii) the total voting rights of the relevant company (shares and voting rights of the relevant company to be acquired are referred to as the “Inward Direct Investment Shares”), such acquisition constitutes an “inward direct investment” under the Foreign Exchange Regulations.

Prior Notification

Where a Foreign Investor intends to acquire the Inward Direct Investment Shares, and any of the business conducted by the investee Japanese company falls within any business sectors designated under the Foreign Exchange Regulations (Shitei-Gyoshu) (this is our case), in principle, a notification of the acquisition must be made to the Minister of Finance in advance and any other competent Ministers having jurisdiction over that Japanese company including, in our case, the MHLW.

If such notification is made, the proposed acquisition cannot be consummated until thirty days have passed after the date of such notification (this period is referred to as the “Screening Period”); provided, however, that the Screening Period will be shortened to two weeks unless any of the relevant Ministers finds it necessary to check whether the proposed acquisition should be restricted from the viewpoint of national security or certain other factors. If the relevant Ministers find it necessary to check whether the proposed acquisition should be restricted, the Ministers may extend the Screening Period for up to five months, and the Ministers may eventually recommend any modifications to, or abandonment of, the proposed acquisition if necessary from the viewpoint of national security or certain other factors. If the Foreign Investor does not accept any of the recommendations, the relevant Ministers may order that the proposed acquisition be modified or abandoned.

In addition, certain other activities of a Foreign Investor, such as (i) voting for appointment of himself/herself or a person related thereto as a director or corporate auditor of a company conducting a designated business and (ii) proposing and voting for transfer or abolishment of any designated business also constitute “inward direct investments” and, as a result, are subject to the prior notification requirements under the Foreign Exchange Regulations.

Exemption from Prior Notification

Irrespective of the foregoing, where any of the business conducted by the investee Japanese company falls within any designated business sector (Shitei-Gyoshu) other than core business sectors (Core-Gyoshu) specified in the Foreign Exchange Regulations, a Foreign Investor (including a foreign financial institution) who complies with the following conditions (a) through (c) is not required to make a prior notification upon his/her acquisition of the Inward Direct Investment, as an exemption from prior notification requirements is applicable:

(a)	the Foreign Investor and its closely-related persons will not become board members of the Japanese company;

(b)	the Foreign Investor will not propose the transfer or disposition of the Japanese company’s business activities in the designated business sectors to or at the general meeting of shareholders; and

(c)	the Foreign Investor will not access non-public information about the Japanese company’s technology relating to business activities in the designated business sectors.

This exemption is not applicable to certain types of Foreign Investors (for example, a Foreign Investor with a certain record of sanctions due to violation of the Foreign Exchange Regulations, or state-owned enterprises), and such Foreign Investors must file the prior notification set forth above.

Effective on July 15, 2020, the Foreign Exchange Regulations were amended in order to include businesses manufacturing pharmaceuticals for infection in the core business sectors. As the result, a Foreign Investor who invests in Japanese companies conducting such business, including us (other than the foreign financial institutions specified in the Foreign Exchange Regulations and complying with the conditions for exemption mentioned from (a) through (c) above) will be required to make a prior notification; provided, however, that if such Foreign Investor (i) acquires less than ten percent (10%) of the Inward Direct Investment Shares (consisting of the aggregate amount of any existing holdings and holdings of its closely-related persons) of such Japanese company, and (ii) satisfies the following conditions in addition to conditions (a) to (c) set forth in “—Exemption from Prior Notification” above, a prior notification will not be required:

(x)	such Foreign Investor will not attend the Japanese company’s board of directors or executive committees that make important decisions in business activities in core business sectors; and

(y)

such Foreign Investor will not make any written proposals to the Japanese company’s board of directors or executive committees or their members that they take any actions, or that they respond to certain questions, within a certain period of time in connection with business activities in core business sectors.

Post Transaction Report

A Foreign Investor who has made a prior notification mentioned above must file a post transaction report (the “Post Transaction Report”) with the Minister of Finance and any other competent Ministers having jurisdiction over that Japanese company within forty-five (45) days after his/her acquisition of the Inward Direct Investment Shares.

A Foreign Investor who acquires the Inward Direct Investment Shares in reliance on an exemption from prior notification must generally speaking file a Post Transaction Report within forty-five (45) days after such acquisition if his/her holding of shares and the holdings of his/her closely-related persons reaches in the aggregate:

(i)	1% for the first time;

(ii)	3% for the first time; and

(iii)	10% or more for each acquisition.

provided, however, that foreign financial institutions specified in the Foreign Exchange Regulations are only required to file a Post Transaction Report for (iii) above.

Foreign Investors acquiring Inward Direct Investment Shares by way of a stock split are not subject to these notification requirements.

Dividends and Proceeds of Sales

Under the Foreign Exchange Regulations, dividends paid on, and the proceeds of sales in Japan of, shares of common stock held by Exchange Non-Residents may in general be converted into any foreign currency and repatriated abroad.

10.E TAXATION

Japanese Income Taxation

The following is a summary of the principal Japanese tax consequences of the ownership of the Company’s shares to non-resident holders. The statements regarding Japanese tax laws set forth below are based on the laws in force and double taxation conventions applicable as of the date hereof which are subject to change, possibly on a retroactive basis.

This summary is not exhaustive of all possible tax considerations which may apply to a particular non-resident holder and potential non-resident holders are advised to satisfy themselves as to the overall tax consequences of the acquisition, ownership and disposition of the Company’s shares, including specifically the tax consequences under Japanese law, the laws of the jurisdiction of which they are residents, and any tax treaty between Japan and their country of residence, by consulting their own tax advisors.

A “non-resident holder” means a holder of the Company’s common stock who holds such stock as portfolio investments, and who is a non-resident individual of Japan or a non-Japanese corporation without a permanent establishment in Japan.

Ownership and Disposition of the Company’s Shares

Generally, a non-resident holder will be subject to Japanese withholding tax on dividends paid by the Company. Such taxes are withheld prior to payment of dividends as required by Japanese law. Stock splits in themselves generally are not subject to Japanese income tax.

In the absence of any applicable tax treaty, convention or agreement reducing the maximum rate of Japanese withholding tax, or allowing exemption from Japanese withholding tax, the rate of Japanese withholding tax applicable to dividends paid by a Japanese corporation to non-resident holders is generally (a) 20.42% for dividends to be paid on or before December 31, 2037 and (b) 15% for dividends to be paid thereafter. However, with respect to dividends paid on listed shares issued by a Japanese corporation (such as shares of the Company’s common stock) to non-resident holders, except for any individual shareholder who holds 3% or more of the total number of shares issued by the relevant Japanese corporation, the aforementioned withholding tax rate is reduced to (a) 15.315% for dividends to be paid before December 31, 2037 and (b) 15% for dividends to be paid thereafter.

At the date of this annual report, Japan has income tax treaties, conventions or agreements in force, whereby the above-mentioned withholding tax rate is reduced, in most cases to 15% or 10% for portfolio investors (15% under the income tax treaties with, among other countries, Canada, Denmark, Finland, Germany, Ireland, Italy, Luxembourg, New Zealand, Norway and Singapore, and 10% under the income tax treaties with Australia, Belgium, France, Hong Kong, the Netherlands, Portugal, Qatar, Sweden, Switzerland, the United Arab Emirates, the United Kingdom and the United States.)

Under the Treaty, the maximum rate of Japanese withholding tax which may be imposed on dividends paid by a Japanese corporation to an Eligible U.S. Holder that is a portfolio investor is generally limited to 10% of the gross amount, and dividends paid by a Japanese corporation to an Eligible U.S. Holder that is a pension fund are exempt from Japanese income taxation by way of withholding or otherwise unless such dividends are derived from the carrying on of a business, directly or indirectly, by such pension fund.

If the maximum tax rate provided for in the income tax treaty applicable to dividends paid by the Company to any particular non-resident holder is lower than the withholding tax rate otherwise applicable under Japanese tax law, or if any particular non-resident holder is exempt from Japanese income tax with respect to such dividends under the income tax treaty applicable to such particular non-resident holder, such non-resident holder of shares of the Company’s common stock who is entitled to a reduced rate of or exemption from Japanese withholding tax on payment of dividends is required to submit an Application Form for Income Tax Convention Regarding Relief from Japanese Income Tax and Special Income Tax for Reconstruction on Dividends in advance through the withholding agent to the relevant tax authority before such payment of dividends. A standing proxy for a non-resident holder may be used in order to submit the application on a non-resident holder’s behalf. In this regard, a simplified special filing procedure is available for non-resident holders to claim treaty benefits of reduction of or exemption from Japanese withholding tax by submitting a Special Application Form for Income Tax Convention regarding Relief from Japanese Income Tax and Special Income Tax for Reconstruction on Dividends of Listed Stocks together with any required forms and documents. A non-resident holder who is entitled, under an applicable income tax treaty, to a reduced treaty rate lower than the withholding tax rate otherwise applicable under Japanese tax law or an exemption from the withholding tax, but that failed to submit the required application in advance will be entitled to claim the refund of withholding taxes withheld in excess of the rate under an applicable tax treaty (if such non-resident holder is entitled to a reduced treaty rate under the applicable income tax treaty) or the whole of the withholding tax withheld (if such non-resident holder is entitled to an exemption under the applicable income tax treaty) from the relevant Japanese tax authority, by complying with a certain subsequent filing procedure. The Company does not assume any responsibility to ensure withholding at the reduced treaty rate or not withholding for shareholders who would be so eligible under an applicable tax treaty where the required procedures described above are not followed.

Gains derived from the sale or other disposition of shares of the Company’s common stock outside Japan by a non-resident holder holding such shares as a portfolio investor are, in general, not subject to Japanese income or corporation tax under Japanese tax law.

Japanese inheritance tax or gift tax at progressive rates may be payable by an individual who has acquired from an individual shares of the Company’s common stock as legatee, heir or donee even if neither the acquiring individual nor the decedent nor the donor is a Japanese resident.

Holders of the Company’s common stock should consult their tax advisors regarding the effect of these taxes and, in the case of U.S. holders, the possible application of the Estate and Gift Tax Treaty between the United States and Japan.

U.S. Federal Income Taxation

The following is a general discussion of the material U.S. federal income tax consequences of owning and disposing of the Company’s shares to U.S. holders, as defined below, that hold the shares as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). This discussion does not address all of the tax consequences relating to the ownership and disposition of the Company’s shares, and does not take into account U.S. holders who may be subject to special rules including:

•	tax-exempt entities;

•	certain financial institutions;

•	certain insurance companies;

•	broker-dealers;

•	traders in securities that elect to mark to market;

•	U.S. expatriates;

•	persons liable for alternative minimum tax;

•	persons that own (directly, indirectly, or constructively) 10% or more of the voting power or value of our equity;

•

persons that hold the shares as part of a straddle or a hedging or conversion transaction; pass-through entities, including partnerships and entities and arrangements classified as partnerships for U.S. federal income tax purposes, and beneficial owners of pass-through entities; or

•	persons whose functional currency is not the U.S. dollar.

This discussion is based on the Code, its legislative history, final, temporary and proposed U.S. Treasury regulations promulgated thereunder, published rulings and court decisions as in effect on the date hereof, as well as on the current income tax convention between the United States and Japan (the “Treaty”), all of which are subject to change, or changes in interpretation, possibly with retroactive effect.

This discussion does not contain a detailed description of all the U.S. federal income tax consequences to U.S. holders in light of their particular circumstances and does not address the effects of any state, local or non-U.S. tax laws, or other U.S. federal tax consequences, such as U.S. federal estate or gift tax consequences, alternative minimum tax consequences or the consequences related to the Medicare tax on net investment income. U.S. holders are urged to consult their own tax advisors concerning the U.S. federal income tax consequences of the ownership or disposition of Company shares in light of their particular circumstances, as well as any consequences arising under the laws of any other taxing jurisdiction.

As used herein, a “U.S. Holder” is a beneficial owner of the Company shares that is, for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•

a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States, or any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax without regard to its source; or

•	a trust:

•	subject to the primary supervision of a U.S. court and the control of one or more U.S. persons; or

•	that has elected to be treated as a U.S. person under applicable U.S. Treasury regulations.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds the Company shares, the U.S. federal income tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. Partners of a partnership that holds the Company shares should consult their tax advisors regarding the consequences of the ownership and disposition of the Company shares.

U.S. holders are urged to consult their tax advisors regarding the U.S. federal, state, local and non-U.S. tax consequences of the ownership and disposition of the Company shares.

Distributions on the Company Shares

Subject to the discussion under “—Passive Foreign Investment Company Considerations” below, the gross amount of distributions paid to a U.S. Holder with respect to Company shares, including any Japanese tax withheld, will be treated as dividend income to the extent paid out of the Company’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Dividend income will be includible in gross income on the day it is actually or constructively received by the U.S. Holder. Dividends on the Company shares will not be eligible for the dividends received deduction allowed to corporations under the Code in respect of dividends received from other U.S. corporations. To the extent amounts paid with respect to Company shares exceed the Company’s current and accumulated earnings and profits, those amounts will instead be treated first as a tax-free return of capital to the extent of the U.S. Holder’s tax basis in the Company shares, and thereafter as capital gain. The Company does not expect to maintain calculations of its earnings and profits under U.S. federal income tax principles; therefore, U.S. holders should expect that the entire amount of any distribution generally will be reported as dividend income.

Subject to the discussion under “—Passive Foreign Investment Company Considerations” below, dividends paid by a “qualified foreign corporation” to non-corporate U.S. holders, are subject to reduced rates of U.S. federal income taxation, provided certain holding period requirements are satisfied. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of an income tax treaty with the United States that meets certain requirements. The U.S. Treasury Department has determined that the Treaty meets these requirements, and it is expected that the Company will be eligible for the benefits of the Treaty. U.S. holders should consult their own tax advisors regarding the availability of the reduced U.S. federal income tax rate on dividends in their particular circumstances.

The amount of any dividend paid in Japanese yen will equal the U.S. dollar value of the Japanese yen received calculated by reference to the exchange rate in effect on the date the dividend is received by the U.S. Holder, regardless of whether the Japanese yen are converted into U.S. dollars on such date. If the Japanese yen received as a dividend are not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the Japanese yen equal to their U.S. dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the Japanese yen will be treated as U.S. source ordinary income or loss.

Subject to certain limitations, Japanese tax withheld on dividends will be treated as a foreign tax eligible for credit or deduction against a U.S. Holder’s U.S. federal income tax liability. See “—Japanese Tax Consequences—Ownership and Disposition of the Company’s Shares” for a discussion of the Japanese withholding tax. Special rules apply in determining the U.S. foreign tax credit limitation with respect to dividends received by non-corporate U.S. holders that are subject to the reduced rates of U.S. federal income taxation described above. The decision to claim either a credit or a deduction must be made each year, and will apply to all foreign taxes paid by a U.S. Holder to any foreign country with respect to that year. Dividends paid on Company shares will be treated as income from sources outside the United States and will constitute “passive income” or, in the case of certain U.S. holders, “general category income” for U.S. foreign tax credit purposes. The rules relating to the determination of the U.S. foreign tax credit are complex and U.S. holders should consult their tax advisors to determine whether and to what extent a credit would be available in their particular circumstances.

Sale or Other Disposition of the Company Shares

Subject to the discussion under “—Passive Foreign Investment Company Considerations” below, a U.S. Holder will recognize taxable gain or loss on any sale or other taxable disposition of Company shares in an amount equal to the difference between the amount realized on the sale or other taxable disposition and such U.S. Holder’s tax basis in such Company shares. A U.S. Holder generally will have an adjusted tax basis in a share of the Company stock equal to its U.S. dollar cost. The gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder’s holding period for the shares exceeds one year at the time of sale or other disposition. Long-term capital gains of non-corporate U.S. holders, including individuals, currently are subject to reduced rates of taxation. The deductibility of capital losses is subject to limitations. Capital gain or loss recognized by a U.S. Holder on the Company shares will be treated as U.S. source gain or loss for U.S. foreign tax credit purposes.

Passive Foreign Investment Company Considerations

Based on the past and projected composition of the Company’s income and assets, and the valuation of its assets, we do not believe that the Company will be a passive foreign investment company (a “PFIC”) for the current taxable year or the foreseeable future, although there can be no assurance in this regard.

In general, a company will be a PFIC for any taxable year in which:

•	at least 75% of the company’s gross income is passive income; or

•	at least 50% of the value (generally determined based on a quarterly average) of the company’s assets is attributable to assets that produce or are held for the production of passive income.

For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). In addition, cash and other assets readily convertible into cash are considered passive assets. If the Company owns at least 25% (by value) of the stock of another corporation, for purposes of determining whether the Company is a PFIC, The Company will be treated as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income. Based on the past and projected composition of the Company’s income and assets, and the valuation of its assets, we do not believe that the Company will be a PFIC for the current taxable year or the foreseeable future.

The determination of whether the Company is a PFIC is made annually. Accordingly, it is possible that the Company may become a PFIC in the current or any future taxable year due to changes in its asset or income composition. If the Company is a PFIC for any taxable year during which a U.S. Holder holds common shares, such U.S. holders will be subject to special tax rules discussed below.

If the Company is a PFIC for any taxable year during which a U.S. Holder holds Company shares and such U.S. holders does not make a timely mark-to-market election, as described below, the U.S. Holder will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge, of Company shares. Distributions received in a taxable year will be treated as excess distributions to the extent that they are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or the U.S. Holder’s holding period for the Company shares. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the Company shares;

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which the Company is a PFIC, will be treated as ordinary income; and

•

the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year for individuals or corporations, as applicable, and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

In lieu of being subject to the special tax rules discussed above, a U.S. Holder may make a mark-to-market election with respect to its Company shares common stock provided such common stock is treated as “marketable stock.” The Company common stock generally will be treated as marketable stock if it is regularly traded on a “qualified exchange or other market” (within the meaning of the applicable Treasury regulations). Although the Company’s common stock will be listed on the Tokyo Stock Exchange, and we expect such exchange to satisfy the requirements set forth in the IRS regulations to qualify as a “qualified stock exchange,” no assurance can be given that the Company shares will be “regularly traded” for purposes of the mark-to-market election.

Alternatively, a U.S. Holder can sometimes avoid the special tax rules described above by electing to treat a PFIC as a “qualified electing fund” under Section 1295 of the Code. However, this option is not available because the Company does not intend to comply with the requirements necessary to permit a U.S. Holder to make this election.

U.S. holders will generally be required to file IRS Form 8621 if they hold Company shares in any year in which it is classified as a PFIC. U.S. holders are urged to consult their tax advisors concerning the U.S. federal income tax consequences of holding Company shares if the Company is considered a PFIC in any taxable year.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and may be subject to backup withholding unless the U.S. Holder is a corporation or other exempt recipient or, in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.

Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

In addition, certain U.S. holders who are individuals that hold certain foreign financial assets (which may include shares of the Company stock) are required to report information relating to such assets, subject to certain exceptions. U.S. holders should consult their tax advisors regarding the effect, if any, of this legislation on their ownership and disposition of the Company shares.

10.F DIVIDENDS AND PAYING AGENTS

Not applicable.

10.G STATEMENT BY EXPERTS

Not applicable.

10.H DOCUMENTS ON DISPLAY

The Company files annual reports on Form 20-F and reports on Form 6-K with the SEC. The SEC also maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC (http://www.sec.gov).

10.I SUBSIDIARY INFORMATION

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to market risks primarily from changes in foreign currency rates, interest rate changes and changes in the value of our investment securities. See Note 24 to Sawai Pharmaceutical’s audited consolidated financial statements included elsewhere in this annual report.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A DEBT SECURITIES

Not applicable.

12.B WARRANTS AND RIGHTS

Not applicable.

12.C OTHER SECURITIES

Not applicable

12.D AMERICAN DEPOSITARY SHARES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

The Company, under the supervision and with the participation of its management, including Kazuhiko Sueyoshi, the Company’s principal executive officer, and Yoshiki Sakurai, the Company’s principal financial officer, performed an evaluation of the effectiveness of the disclosure controls and procedures of the Company as of March 31, 2021. Its management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives. Based on this evaluation, Kazuhiko Sueyoshi and Yoshiki Sakurai concluded that the disclosure controls and procedures are effective at the reasonable assurance level for recording, processing, summarizing, and reporting the information that the Company is required to disclose in the reports it files under the Exchange Act, within the time periods specified in the SEC’s rules and forms. This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the Company’s registered public accounting firm due to a transition period established by the SEC for newly public companies.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

The audit & supervisory board of the Company has determined that it does not have an “audit committee financial expert” within the meaning of the rules of the SEC serving on the audit & supervisory board. Under the Companies Act, the Company is not required to have an audit committee financial expert. The audit & supervisory board members must fulfill requirements under Japanese laws and regulations and otherwise follow Japanese corporate governance practices, and the qualifications for, and powers of, audit & supervisory board members delineated in the Companies Act are different from those anticipated for audit committee financial experts. The audit & supervisory board members have the authority to receive reports from a certified public accountant or an accounting firm concerning audits and to engage outside experts as they deem appropriate to provide them with advice on matters related to their responsibilities. Although the Company does not have an audit committee financial expert on its audit & supervisory board, the Company believes that its current corporate governance system, taken as a whole, including the audit & supervisory board members’ ability to consult internal and external experts, is prudent and in accordance with accepted governance practices in its home jurisdiction.

ITEM 16B.	CODE OF ETHICS

The Company has not adopted a code of ethics within the meaning of the rules of the SEC because the Company believes that its corporate culture and corporate philosophy, which identifies carrying out its business in a highly ethical manner as a top priority, together with rules promoting compliance with applicable laws and regulations and prohibiting insider trading, are reasonably designed to promote honest and ethical conduct, full, fair, accurate, timely and understandable disclosure, and compliance with laws and regulations among its executives and employees.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

KPMG AZSA LLC has audited the financial statements of the Company included in this annual report on Form 20-F.

The following table presents the aggregate fees for professional services and other services rendered by KPMG AZSA LLC and international member firms of KPMG AZSA to the Company during the fiscal years ended March 31, 2020 and 2021.

	For the fiscal year ended March 31,
	2020	2021
	(Millions of yen)
Audit fees*[1]	553.5	333.9
Audit-related fees	—	—
Tax fees*[2]	21.1	27.7
All other fees	—	—

Total	574.6	361.6

*1

Audit Fees consist of fees billed for the annual audit services engagement, which are those services that only the external auditor reasonably can provide, and include the services of annual audit, quarterly reviews and assessment and reviews of the effectiveness of internal controls over financial reporting of the Company and its subsidiaries and affiliated companies, as well as the services associated with SEC registration statements and reports.

*2

Tax Fees include fees billed for tax compliance services, including services such as tax planning, advice, compliance with federal, state, local and international tax and the review and filing of tax returns.

Policies and Procedures of the Audit & Supervisory Board

Pursuant to Rule 2-01(c)(7) of Regulation S-X, the audit & supervisory board, or a member of the audit & supervisory board to whom such authority was delegated by the audit & supervisory board, pre-approves the audit and permissible non-audit services performed by the Company’s principal accountants, KPMG AZSA LLC, and its affiliates for the Company and its subsidiaries.

Services that are to be rendered by KPMG AZSA LLC, or by its affiliates, are specifically identified, together with the estimated fee amount. The audit & supervisory board, or a member of the audit & supervisory board to whom such authority was delegated by the audit & supervisory board, reviews these services and related matters on an individual basis, and approves these services prior to the services being rendered.

During the fiscal year ended March 31, 2021, all of the services provided by KPMG AZSA LLC or its affiliates to the Company and its subsidiaries were approved by the Company’s audit & supervisory board, or a member of the audit & supervisory board to whom such authority was delegated by the audit & supervisory board, pursuant to the pre-approval policy described above, and no such services were approved pursuant to the procedures described in Rule 2-01(c)(7)(i)(C) of Regulation S-X, which waives the general requirement for pre-approval in certain circumstances.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

Not applicable.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

The following financial statements are filed as part of this annual report on Form 20-F.

SAWAI PHARMACEUTICAL CO., LTD. AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To the Shareholder and Board of Directors

Sawai Pharmaceutical Co., Ltd.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Sawai Pharmaceutical Co., Ltd. and subsidiaries (the Company) as of March 31, 2021 and 2020, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended March 31, 2021, and the related notes and financial statement schedule II (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2021 and 2020, and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Boards.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Evaluation of the accruals for chargebacks in the United States

As discussed in Note 3 and 24 to the consolidated financial statements, the Company records accruals for chargebacks as deductions from trade receivables. As of March 31, 2021, the accruals for chargebacks was ¥5,379 million. Chargebacks are estimated and recorded as a deduction from revenue at the time the related revenue is recognized and the accruals for chargebacks are presented in the statements of financial position as a deduction from trade receivables. Accruals for chargebacks are calculated by developing future percentages of chargebacks incurred on historical associated sales as there is a time lag between when the Company’s products are sold to wholesalers and when the chargebacks are paid by the Company.

We identified the evaluation of the accruals for chargebacks as a critical audit matter because a high degree of subjective auditor judgment was required to evaluate the estimated future percentages of chargebacks incurred on sales. Judgement is required to determine which wholesalers’ customers the Company’s products will ultimately be sold to as the percentages of chargebacks incurred on sales are specific to the wholesalers’ customers.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design of the internal controls related to the accruals for chargebacks, including controls related to the development of the estimated future percentages of chargebacks incurred on historical associated sales which are based on category of products sold. We performed an overall evaluation of the Company’s ability to accurately estimate the accruals for chargebacks by comparing actual amounts incurred for the related chargebacks to prior year’s estimates. We evaluated the reasonableness of management’s estimate of the accruals for chargebacks by comparing the estimated future percentages of chargebacks used to calculate the accruals with the historical percentage of chargebacks incurred on sales. We also developed an independent expectation of the accruals for chargebacks by using chargeback payment data for the current year and inventory turnover at the wholesalers, and compared the result of our independent expectation to the recorded amount.

/s/ KPMG AZSA LLC

We have not been able to determine the specific year that we or our predecessor firms began serving as the Company’s auditor; however, we are aware that we or our predecessor firms have served as the Company’s auditor since at least 1983.

Osaka, Japan

June 28, 2021

SAWAI PHARMACEUTICAL CO., LTD. and SUBSIDIARIES

Consolidated Statements of Income

		Yen in millions (except per share data) Year ended March 31,
	Note	2019	2020	2021
Revenue	5	184,341	182,537	187,219
Cost of sales	6	(109,442)	(109,037)	(114,785)

Gross profit		74,899	73,500	72,434

Selling, general and administrative expenses	6	(32,380)	(33,375)	(39,937)
Research and development expenses	6	(16,671)	(13,487)	(13,883)
Other income		269	238	325
Other expenses		(319)	(83)	(51)

Operating profit		25,798	26,793	18,888

Finance income	7	421	295	138
Finance expenses	7	(553)	(591)	(566)

Profit before tax		25,666	26,497	18,460

Income tax expense	8	(5,939)	(6,720)	(7,609)

Profit for the year		19,727	19,777	10,851

Profit attributable to:
Owners of the Company		19,376	19,279	12,340
Non-controlling interests		351	498	(1,489)

Total		19,727	19,777	10,851

Earnings per share (yen)
Basic earnings per share	9	442.62	440.37	281.80
Diluted earnings per share	9	442.32	440.00	281.51

The accompanying notes are an integral part of these consolidated financial statements.

SAWAI PHARMACEUTICAL CO., LTD. and SUBSIDIARIES

Consolidated Statements of Comprehensive Income

		Yen in millions Year ended March 31,
	Note	2019	2020	2021
Profit for the year		19,727	19,777	10,851
Other comprehensive income (loss)
Items that will not be reclassified to profit or loss:
Changes in fair value of financial assets measured at fair value through other comprehensive income	10	(26)	(728)	130
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	10	4,900	(2,438)	1,763

Other comprehensive income (loss) for the year, net of tax	10	4,874	(3,166)	1,893

Total comprehensive income for the year		24,601	16,611	12,744

Total comprehensive income attributable to:
Owners of the Company		23,302	16,583	13,923
Non-controlling interests		1,299	28	(1,179)

Total		24,601	16,611	12,744

The accompanying notes are an integral part of these consolidated financial statements.

SAWAI PHARMACEUTICAL CO., LTD. and SUBSIDIARIES

Consolidated Statements of Financial Position

		Yen in millions March 31,
	Note	2020	2021
Assets
Current assets
Cash and cash equivalents		56,082	54,269
Trade and other receivables	24	58,685	70,107
Inventories	11	75,460	79,120
Other financial assets	12	141	143
Other current assets		996	2,035

Total current assets		191,364	205,674

Non-current assets
Property, plant and equipment	13	81,013	84,708
Goodwill	14	38,636	39,304
Intangible assets	14	61,669	54,472
Other financial assets	12	5,914	6,409
Other non-current assets		705	1,008
Deferred tax assets	8	5,513	1,766

Total non-current assets		193,450	187,667

Total assets		384,814	393,341

The accompanying notes are an integral part of these consolidated financial statements.

		Yen in millions March 31,
	Note	2020	2021
Liabilities and equity
Liabilities
Current liabilities
Trade and other payables	15	44,038	50,402
Bonds and borrowings	16	14,456	3,834
Income tax payables		4,318	3,355
Refund liabilities	24	7,989	7,541
Provisions	2(8) 17	92	388
Other financial liabilities	2(7) 18, 19	5,003	6,443
Other current liabilities	2(8) 20	6,819	8,489

Total current liabilities		82,715	80,452

Non-current liabilities
Bonds and borrowings	16	60,567	66,741
Provisions	2(8) 17	113	712
Other financial liabilities	2(7) 18, 19	5,800	2,770
Other non-current liabilities	2(8)	1,872	1,858
Deferred tax liabilities	8	61	58

Total non-current liabilities		68,413	72,139

Total liabilities		151,128	152,591

Equity
Share capital	22	41,199	41,219
Capital surplus	22	42,863	42,453
Retained earnings		126,719	132,429
Treasury shares	22	(1,385)	—
Other component of equity	22	604	2,177

Equity attributable to owners of the Company		210,000	218,278

Non-controlling interests		23,686	22,472

Total equity		233,686	240,750

Total liabilities and equity		384,814	393,341

Sawai has corrected an immaterial error of comparative information, see Note 2 (7).

The accompanying notes are an integral part of these consolidated financial statements.

SAWAI PHARMACEUTICAL CO., LTD. and SUBSIDIARIES

Consolidated Statements of Changes in Equity

		Yen in millions
	Note	Equity attributable to owners of the Company						Non- controlling interests	Total equity
		Share capital	Capital surplus	Retained earnings	Treasury shares	Other component of equity	Total
Balance at April 1, 2018		41,170	42,573	99,657	(1,385)	(667)	181,348	21,091	202,439
Profit for the year				19,376			19,376	351	19,727
Other comprehensive income	10					3,926	3,926	948	4,874

Total comprehensive income		—	—	19,376	—	3,926	23,302	1,299	24,601

Issuance of new shares	22	15	15			(30)	—	1,098	1,098
Dividends	23			(5,691)			(5,691)		(5,691)
Share-based payments						29	29		29
Other			261				261	465	726

Total transactions with owners		15	276	(5,691)	—	(1)	(5,401)	1,563	(3,838)

Balance at March 31, 2019		41,185	42,849	113,342	(1,385)	3,258	199,249	23,953	223,202

		Yen in millions
	Note	Equity attributable to owners of the Company						Non- controlling interests	Total equity
		Share capital	Capital surplus	Retained earnings	Treasury shares	Other component of equity	Total
Balance at April 1, 2019, as previously reported		41,185	42,849	113,342	(1,385)	3,258	199,249	23,953	223,202
Adjustment on initial application of IFRS16, net of tax				8			8		8
Adjusted balances at April 1, 2019		41,185	42,849	113,350	(1,385)	3,258	199,257	23,953	223,210

Profit for the year				19,279			19,279	498	19,777
Other comprehensive income	10					(2,696)	(2,696)	(470)	(3,166)

Total comprehensive income		—	—	19,279	—	(2,696)	16,583	28	16,611

Issuance of new shares	22	14	14			(28)	—		—
Dividends	23			(5,910)			(5,910)	(295)	(6,205)
Share-based payments						70	70		70

Total transactions with owners		14	14	(5,910)	—	42	(5,840)	(295)	(6,135)

Balance at March 31, 2020		41,199	42,863	126,719	(1,385)	604	210,000	23,686	233,686

The accompanying notes are an integral part of these consolidated financial statements.

		Yen in millions
	Note	Equity attributable to owners of the Company						Non- controlling interests	Total equity
		Share capital	Capital surplus	Retained earnings	Treasury shares	Other component of equity	Total
Balance at April 1, 2020		41,199	42,863	126,719	(1,385)	604	210,000	23,686	233,686

Profit for the year				12,340			12,340	(1,489)	10,851
Other comprehensive income	10					1,583	1,583	310	1,893

Total comprehensive income		—	—	12,340	—	1,583	13,923	(1,179)	12,744

Issuance of new shares	22	20	20			(40)	—		—
Cancellation of treasury shares			(430)	(955)	1,385
Dividends	23			(5,692)			(5,692)	(35)	(5,727)
Share-based payments						56	56		56
Other				17		(26)	(9)		(9)

Total transactions with owners		20	(410)	(6,630)	1,385	(10)	(5,645)	(35)	(5,680)

Balance at March 31, 2021		41,219	42,453	132,429	—	2,177	218,278	22,472	240,750

The accompanying notes are an integral part of these consolidated financial statements.

SAWAI PHARMACEUTICAL CO., LTD. and SUBSIDIARIES

Consolidated Statements of Cash Flows

		Yen in millions
		Year ended March 31,
	Note	2019	2020	2021
Cash flows from operating activities
Profit before tax		25,666	26,497	18,460
Depreciation and amortization		16,280	17,954	18,291
Impairment loss		3,339	1,467	6,502
Finance income		(322)	(295)	(140)
Finance expenses		450	582	566
Loss on sale and disposal of property, plant and equipment and intangible assets		2,173	218	588
Decrease (increase) in trade and other receivables		(6,839)	4,664	(9,125)
Decrease (increase) in inventories		2,176	(12,208)	(3,481)
Increase in trade and other payables		4,513	239	5,165
Increase (decrease) in refund liabilities		1,193	26	(504)
Increase in Provisions		—	—	988
Increase (decrease) in other financial liabilities		(214)	115	45
Other		2,803	(975)	1,913

Subtotal		51,218	38,284	39,268

Interest received		186	173	13
Dividends received		126	138	132
Interest paid		(445)	(487)	(503)
Income taxes paid		(8,161)	(7,852)	(7,053)

Cash flows generated from operating activities		42,924	30,256	31,857

Cash flows from investing activities
Acquisition of property, plant and equipment		(7,500)	(5,501)	(12,999)
Acquisition of intangible assets		(3,208)	(12,672)	(8,125)
Acquisition of business, net of cash and cash equivalents		(5,546)	—	—
Other		(566)	—	(670)

Cash flows used in investing activities		(16,820)	(18,173)	(21,794)

Cash flows from financing activities
Proceeds from long-term borrowings	16	—	—	10,000
Repayment of long-term borrowings	16	(4,718)	(4,802)	(4,464)
Redemption of bonds	16	—	—	(10,000)
Payment of lease liabilities (2019: payment of finance lease liabilities)		(276)	(1,715)	(1,747)
Proceeds from partial sales of shares of a subsidiary		74	—	—
Dividends paid	23	(5,691)	(5,910)	(5,692)
Dividends paid to non-controlling interests		—	(296)	(35)
Other		1,098	(24)	(53)

Cash flows used in financing activities		(9,513)	(12,747)	(11,991)

Effect of exchange rate on cash and cash equivalents		484	(321)	115

Net increase (decrease) in cash and cash equivalents		17,075	(985)	(1,813)

Cash and cash equivalents at the beginning of the year		39,992	57,067	56,082

Cash and cash equivalents at the end of the year		57,067	56,082	54,269

The accompanying notes are an integral part of these consolidated financial statements.

SAWAI PHARMACEUTICAL CO., LTD. and SUBSIDIARIES

Notes to the Consolidated Financial Statements

1.	Reporting Entity

Sawai Pharmaceutical Co., Ltd. (the “Company”) is a public company incorporated and domiciled in Japan. The Company and its subsidiaries (collectively, “Sawai”) are engaged in research, development, manufacturing, and marketing of generic pharmaceutical products in Japan and the United States of America.

2.	Basis of Preparation

(1)	Compliance with International Financial Reporting Standards

Sawai’s consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRSs”), as issued by the International Accounting Standards Board (“IASB”). The term IFRS also includes International Accounting Standards (“IAS”) and the related interpretations of the interpretations committees (SIC and IFRIC).

(2)	Authorized for issue of Financial Statements

The consolidated financial statements as of and for the year ended March 31, 2021 were authorized by Representative Director and President, Kenzo Sawai, and Director, Kazuhiko Sueyoshi, on June 28, 2021.

(3)	Basis of Measurement

The consolidated financial statements have been prepared on a historical cost basis, except for certain assets and liabilities recorded at fair value separately stated in Note 3.

(4)	Functional and Presentation Currency

The consolidated financial statements are presented in Japanese yen (“Yen” or “JPY”), which is the Company’s functional currency. All amounts have been rounded to the nearest million Yen, unless otherwise indicated.

(5)	Significant Accounting Estimates, Judgements and Assumptions

The preparation of consolidated financial statements in accordance with IFRSs requires management to make judgements, estimates and assumptions that affect the application of accounting policies, the reported amount of assets, liabilities, revenue and expenses, and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates. Estimates and underlying assumptions are reviewed on a continuous basis. Changes in accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about judgments and estimates that have been made in the process of applying accounting policies and information about accounting estimates and assumptions that have significant effects on the amounts reported in the consolidated financial statements, are as follows:

•	Variable considerations in revenue recognition: (Note 3(5))

•	Impairment of intangible assets and goodwill: (Note 14)

Sawai assessed the impact of the novel coronavirus (“COVID-19”) pandemic on its current and future business operations and operational performance. Sawai deemed that its supply chain (including the ability to procure essential raw materials), manufacturing capabilities, sales and marketing activities, and other essential business functions have not been significantly disrupted by the COVID-19 pandemic. Sawai also considered the possible effects that may result from the COVID-19 pandemic on the carrying amounts of financial assets, tangible and intangible assets, and goodwill. In estimating the future cash flows associated with these assets, Sawai utilized internal and external sources of information including credit reports, economic forecasts, and other relevant information available to Sawai as of the date the consolidated financial statements were authorized by management. Cash flow estimates were subjected to sensitivity analyses that commensurate with the heightened level of uncertainty resulting from the COVID-19 pandemic. Based on current estimates, Sawai expects the carrying amount of these assets is recoverable. However, the actual impact of COVID-19 on Sawai’s consolidated financial statements may differ from the estimate should there be material unforeseen impacts to actual cash flows.

(6)	New Accounting Standards and Interpretations not yet Adopted

There are no new or amended accounting standards and interpretations that have been issued as of the authorized date of the consolidated financial statements that are expected to have a significant impact on Sawai’s consolidated financial statements.

(7)	Correction of Immaterial Errors

During the year ended March 31, 2021, an immaterial error was found in the classification of guarantee deposits as of March 31, 2020 that should have been classified as “Other financial liabilities” of current liabilities instead of “Other financial liabilities” of non-current liabilities. Accordingly, Sawai recorded a correction to the comparative amounts as at March 31, 2020, thereby reducing “Other financial liabilities” of non-current liabilities (as reported of JPY 8,391 million; as revised of JPY 5,800 million) and increasing “Other financial liabilities” of current liabilities (as reported of JPY 2,412 million; as revised of JPY 5,003) by JPY 2,591 million.

During the year ended March 31, 2021, an immaterial error was found in the carrying amounts of certain intangible assets, which were disclosed in the Note 14 of the consolidated financial statements for the year ended March 31, 2020. The carrying amounts as of March 31, 2020 were corrected by increasing the balance of Tosymra™ (as reported of JPY 4,988 million; as revised of JPY 6,687 million) by JPY 1,699 million and reducing the balance of Zembrace®SymTouch® (as reported of JPY 6,687 million; as revised of JPY 4,988 million) by the same amount.

(8)	Changes in Presentation

Provisions that were previously included in other current liabilities and other non-current liabilities are separately presented as at March 31, 2021 as the amount have become significant. The balances as of March 31, 2020 were reclassified to reflect this change in presentation as follows.

	Yen in millions
	As of March 31, 2020
	As previously reported	As reclassified
Current liabilities
Provisions	—	92
Other current liabilities	6,911	6,819
Non-current liabilities
Provisions	—	113
Other non-current liabilities	1,985	1,872

3.	Significant Accounting Policies

The accounting policies set forth below have been continuously applied for the entire period presented in the consolidated financial statements, unless otherwise stated.

(1)	Basis of Consolidation

The consolidated financial statements include the Company and its subsidiaries over which the Company directly or indirectly controls (generally, as a result of owning more than 50% of the entity’s voting interest). The financial statements of subsidiaries are included in the consolidated financial statements from the date when control is obtained until the date when control is lost. Those subsidiaries’ financial statements have been adjusted to comply with the Company’s accounting policies as necessary.

Changes in the Company’s ownership interests in subsidiaries that do not result in a loss of control are accounted for as equity transactions. Any difference between the adjustment to non-controlling interests and the fair value of consideration transferred or received, is recognized directly in equity attributable to owners of the Company. When control over a subsidiary is lost, the investment retained after the loss of control is remeasured at fair value as of the date of the loss of control, and any gain or loss on such remeasurement and disposal of the interest sold is recognized in profit or loss.

Intercompany balances and transactions, and any unrealized income and expenses arising from intercompany transactions, are eliminated when the Company prepares the consolidated financial statements.

Sawai does not have any investments that are accounted for using the equity method at March 31, 2020 and 2021.

(2)	Business Combination

In assessing whether acquired set of activities and assets meets the definition of a business, Sawai applies an optional ‘concentration test’ that permits a simplified assessment of whether an acquired set of activities and assets is not a business. The optional concentration test is met if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets.

Business combinations are accounted for using the acquisition method. The identifiable assets acquired and liabilities assumed are measured at their fair values as of the acquisition date. Goodwill is measured as the excess of the sum of the fair value of consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the acquirer’s previously held equity interest in the acquiree, less the fair value of identifiable assets acquired, net of liabilities assumed at the acquisition date.

The consideration transferred for an acquisition of a subsidiary is measured as the fair value of the assets transferred and the liabilities incurred to former owners of the acquiree. The consideration for acquisitions may include amounts contingent upon future events, such as the achievement of development milestones and sales targets.

Any contingent consideration included in the consideration payable for a business combination is recorded at fair value as of the acquisition date. These fair values are generally based on risk-adjusted future cash flows discounted using appropriate discount rates. An obligation to pay contingent consideration that meets the definition of a financial instrument classified as liability is remeasured at fair value at each reporting date and subsequent changes in the fair value are recognized in finance income or expenses in the consolidated statements of income. If contingent consideration is classified as equity, then it is not remeasured and its settlement is accounted for within equity.

Acquisition related costs are recognized as expenses in the period they are incurred. Changes in the Company’s ownership interests in subsidiaries that do not result in the Company losing control over a subsidiary are treated as equity transactions and therefore, do not result in adjustments to goodwill.

(3)	Foreign Currency

1	Foreign Currency Transactions

Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions or rates that approximate the exchange rates at transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the exchange rates at the end of each reporting period. Non-monetary assets and liabilities measured based on historical cost that are denominated in foreign currencies are translated at the exchange rate at the date of the initial transaction.

Gains or losses on exchange differences arising from the settlement of foreign currency denominated monetary assets and liabilities, or from their translations to functional currency at the end of the reporting date, are recognized in Finance income or Finance expenses in the consolidated statements of income.

2	Foreign Operations

Assets and liabilities of foreign subsidiaries, which use a functional currency other than Yen, are translated into Yen using the exchange rate at the end of the reporting period. Revenue and expenses of foreign operations are translated into Yen using the exchange rate at the transaction date or the rate that approximates the exchange rate at the transaction date (e.g., average exchange rate for the period).

Exchange differences arising from the translation are recognized in other comprehensive income and accumulated in other components of equity in the consolidated statements of financial position. In the event a foreign operation is disposed, the cumulative amount of exchange differences related to the foreign operation is reclassified from equity to profit or loss in the disposal period.

(4)	Financial Instruments

A financial instrument is a contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity. When Sawai becomes a party to the contractual provision of a financial instrument, the financial instrument is recognized either as a financial asset or as a financial liability. Sawai does not have any derivative assets or liabilities.

1	Financial Assets

(i)	Initial recognition and measurement

Sawai initially recognizes all financial assets as of the trade date when Sawai becomes a party to the contract. In principle, financial assets are initially measured at fair value plus, in the case of a financial asset not at fair value through profit or loss, the transaction costs directly attributable to the financial assets. Trade receivables, however, are initially measured at the transaction price (provided that there are no significant financing components thereto).

Financial assets are classified as financial assets measured at amortized cost or financial assets measured at fair value through other comprehensive income (“FVOCI”) or financial assets measured at fair value through profit or loss (“FVTPL”) at initial recognition. The classification, depending on whether financial assets are debt instruments or equity instruments, is made as follows:

(a)	Financial assets which are debt instruments

If both of the following conditions are met, they are classified as financial assets measured at the amortized cost:

•	Assets are held within the business model whose objective is to hold assets to collect contractual cash flows; and

•	The contractual terms of financial assets give rise on specified dates to cash flows which are solely payments of principal and interest on the principal amount outstanding.

Debt instruments are measured at FVOCI if both of the following conditions are met:

•	The financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and;

•	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Financial assets that are debt instruments which are not classified as financial assets measured at amortized cost or FVOCI are classified as financial assets measured at FVTPL. Sawai holds debt financial assets measured at amortized cost and at FVTPL while it does not hold financial assets that are debt instruments classified as FVOCI as of March 31, 2021.

(b)	Financial assets which are equity instruments

For financial assets which are equity instruments, Sawai made an irrevocable election at initial recognition to present subsequent changes in fair value in other comprehensive income.

Sawai does not hold financial assets for trading purpose under its policy.

(ii)	Subsequent measurement

(a)	Financial assets measured at amortized cost

These assets are measured at amortized cost using the effective interest method. Amortization under the effective interest method, impairment loss and any gain or loss in case of derecognition are recognized in profit or loss as finance income or expenses.

(b)	Financial assets measured at fair value

Changes in the fair value for financial assets that are debt instruments are recognized in profit or loss. Changes in the fair value for equity financial assets are recognized in other comprehensive income and cumulative gains or losses are transferred directly to retained earnings when those assets are derecognized. Dividends are recognized in profit or loss as finance income unless the dividend clearly represents a recovery of part of the cost of the investment.

(iii)	Impairment loss

Sawai recognizes allowance for expected credit losses (“ECLs”) on (a) trade receivables and contract assets, and (b) debt instruments other than trade receivables and contract assets measured at amortized cost.

(a)	Trade receivable and contract assets

Sawai measures loss allowance for trade receivables and contract assets at an amount equal to lifetime ECLs.

(b)	Debt instruments other than trade receivables and contract assets

Loss allowance for debt instruments other than trade receivables and contract assets are generally measured at an amount equal to 12 months ECLs, except when it is determined that the credit risk has significantly increased since initial recognition. In that case, the loss allowance is measured at an amount equal to lifetime ECLs. 12-month ECLs are the portion of lifetime ECLs that result from default events that are possible within the 12 months after the reporting date (or a shorter period if the expected life of the instrument is less than 12 months).

When determining whether the credit risk of a financial asset has increased significantly since initial recognition, Sawai considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analyses based on Sawai’s historical experience and continuous credit assessment that includes forward-looking information.

Sawai assumes that the credit risk on a financial asset has increased significantly if it is more than one day past due without reasonable explanation as past due financial assets have historically resulted in increase in default rates.

In addition, Sawai considers financial assets to be in default when there is an evidence indicating that a debtor is delinquent with the following observable data;

•	significant financial difficulty of the debtor;

•	a breach of contract; or

•	it is probable that the debtor will enter bankruptcy or other means of financial reorganization.

Sawai considers the defaulted financial asset as credit-impaired.

ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls such as the difference between the contractual cash flows due to Sawai and the cash flows that Sawai expects to receive.

ECLs are discounted using the effective interest rate of the financial asset.

(iv)	Derecognition

Sawai derecognizes a financial asset when the contractual right to receive cash flows from the financial asset expires, or the contractual right to receive cash flows from the financial asset is transferred and substantially all the risks and rewards related to ownership of the financial asset are transferred to another party.

2	Financial Liabilities

(i)	Measurement

Sawai initially recognizes all financial liabilities when Sawai becomes a party to the contract. While financial liabilities are initially measured at fair value transaction costs directly attributable to the financial liability are deducted from the initial carrying amount.

After the initial recognition, financial liabilities are measured at amortized cost using the effective interest method. Amortization under the effective interest method and any gain or loss in case of derecognition are recognized in profit or loss as finance income or expenses.

(ii)	Derecognition

Sawai derecognizes a financial liability when the obligation specified in the contract is discharged, cancelled or expired.

3	Offsetting

Financial assets and financial liabilities are offset and the net amount is presented in the statement of financial position when, and only when, Sawai currently has a legally enforceable right to set off the amounts and intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

(5)	Revenue

Sawai solely earns revenue from sale of generic pharmaceutical products, primarily generic medicines, to distributors, wholesalers and retailers in Japan and the United States. Revenue on sales of products is recognized when control of the products is passed to the customer in an amount that reflects the consideration to which Sawai expects to be entitled in exchange for those products. Control is generally transferred at the point in time of acceptance of the products by customers.

The consideration Sawai receives in exchange for the goods may be fixed or variable. Variable consideration is only recognized to the extent it is highly probable that a significant reversal will not occur. The most common elements of variable consideration are listed below:

1	Rebates and Chargebacks

Rebates are incentive programs payable upon the achievement of certain pre-determined sales volumes, which are granted to customers. Chargebacks offered in the United States are programs payable to certain wholesalers to compensate the difference between the invoice price paid by wholesalers to Sawai for a particular product and the price agreed to between Sawai and the wholesalers’ customers for that product. Rebates are paid to customers and chargebacks are deducted from trade receivables based on the specific terms in the individual agreements.

Accruals for rebates and chargebacks are estimated on the basis of historical experience and recorded at the time the related revenue is recognized as a reduction from revenue. The estimation made in calculating accrual for rebates includes rebate ratio applied in the forthcoming year. Accruals for chargebacks are calculated by developing future percentages of chargebacks incurred on sales as there is a time lag between when Sawai sells the product to the wholesalers and when the chargebacks are paid by Sawai. As the percentages of chargebacks incurred on sales are specific to the wholesalers’ customers, the relevant assumptions used to calculate the estimated future percentages of chargebacks incurred on sales relate to estimating to which wholesaler’s customers Sawai’s products will ultimately be sold. Accruals for rebates are presented in the consolidated statements of financial position as Refund liabilities, while accruals for chargebacks are presented by deducting from Trade and other receivables.

2	Sales Return

Sawai accepts returns for defective products and customarily accepts returns for expired products. Sales return provisions are estimated based on historical rate of return, taking into consideration other factors such as time lag between the sales and returns and estimated levels of inventory in the distribution channel.

Sales returns are recorded as revenue deductions and refund liabilities are recognized in the consolidated statements of financial position for the expected future returns. Returned products are disposed of and no returned assets are recorded.

(6)	Research and Development Expenses

Expenditure on research activities is recognized in profit or loss as incurred. Expenditure on development activities is capitalized only if the expenditure can be measured reliably, the product is technically and commercially feasible, future economic benefits are probable and Sawai intends to and has sufficient resources to complete the development project and to use or sell the related asset.

(7)	Income Taxes

Income tax expense comprises current and deferred tax, and is recognized in profit or loss for the year, except for the items resulting from business combination and items directly recognized in equity or other comprehensive income.

Current tax comprises the expected tax payable and receivable that are calculated at the amount expected to be paid or recovered from the taxation authority by applying the tax rate enacted or substantively enacted at the reporting date. Sawai’s current tax payable also includes liabilities related to uncertain tax positions.

Deferred tax assets and liabilities are calculated based on the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases at the end of the reporting period. However, deferred tax assets and liabilities are not recognized in the following cases:

•	Taxable temporary differences arising from the initial recognition of goodwill;

•

Temporary differences on the initial recognition of assets or liabilities in a transaction which is not a business combination and, at the time of the transaction, affects neither accounting profit nor taxable profit (loss); and

•

Temporary differences related to investments in subsidiaries to the extent that Sawai is able to control the timing of the reversal of the temporary differences and it is probable that they will not reverse in the foreseeable future.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, using tax rates enacted or substantively enacted at the reporting date, and reflects uncertainty related to income taxes, if any.

Deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences, unused tax loss, and unused tax credits can be utilized. Deferred tax assets are reviewed at the end of each period and reduced for the portion where it is not probable to gain the taxable income sufficient to realize the benefit of part or all of deferred tax assets.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities, and the deferred tax assets and liabilities are related to income taxes levied by the same taxation authority on the same taxable entity.

(8)	Earnings Per Share

Basic earnings per share is calculated by dividing profit for the period attributable to owners of ordinary shares of the Company by the weighted average number of ordinary shares outstanding for the reporting period, adjusted by the number of treasury shares. Diluted earnings per share is calculated by adjusting the dilutive effect of potential ordinary shares.

(9)	Cash and Cash equivalents

Cash and cash equivalents are cash on hand, demand deposits and short-term, highly liquid investments with maturities of 3 months or less from the acquisition date, which are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. As of March 31, 2020 and 2021, Sawai had only cash on hand and bank deposits as cash and cash equivalents.

(10)	Inventories

Inventories are mainly comprised of finished goods, work-in-process, and raw materials and supplies. Inventories are measured at the lower of cost and net realizable value. The cost of inventories is determined mainly using the weighted average cost method. The cost of inventories includes purchase cost, processing cost, and any other related manufacturing costs. Net realizable value is calculated based on the estimated selling price in the ordinary course of business less the estimated costs of completion and estimated costs necessary to sell.

(11)	Property, Plant and Equipment

Property, plant and equipment are measured using the cost model and is stated at cost less accumulated depreciation and accumulated impairment loss. Acquisition cost includes those costs that are directly attributable to the acquisition and the initial estimated dismantlement, removals and restoration costs associated with the asset. Except for assets that are not subject to depreciation, such as land and construction in progress, assets are depreciated using the straight-line method over the estimated useful life of the asset. Right-of-use (ROU) assets are depreciated using the straight-line method over the shorter of the lease term or the estimated useful life unless it is reasonably certain that Sawai will obtain ownership by the end of the lease term. These assets depreciation begins when they are available for use.

The estimated useful life by type of major assets is as follows:

•	Building and structures: 2 to 50 years

•	Machinery and equipment: 2 to 20 years

•	Tools, furniture and fixtures: 2 to 20 years

Depreciation method, residual value and useful life are reviewed at least at the end of each reporting period and revised as necessary.

(12)	Leases

Sawai has applied IFRS 16 Lease (“IFRS 16”) using the modified retrospective approach from April 1, 2019 and therefore the comparative information has not been restated and the previous year continue to be reported under IAS 17 Lease (“IAS 17”) and IFRIC 4 Determining whether an Arrangement contains a Lease (“IFRIC 4”). Prior to the adoption of IFRS 16, Sawai determined at contract inception whether an arrangement is, or contains, a lease based on IFRIC 4. Under IFRS 16, a contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

1	Policy applied to contracts entered into, on or after April 1, 2019

Sawai recognizes ROU assets and lease liabilities at the commencement date of the lease except for short-term leases with a lease term of 12 months or less and leases of low-value assets for which Sawai has elected not to recognize ROU assets and lease liabilities. For short-term leases and leases of low-value assets, Sawai recognizes lease payments associated with these leases as an expense on a straight-line basis over the lease term.

Lease liabilities are initially recognized at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, Sawai’s incremental borrowing rate. Generally, Sawai uses its incremental borrowing rate as the discount rate. After the commencement date, the lease liabilities are measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in Sawai’s estimate of the amount expected to be payable under a residual value guarantee, or if Sawai changes its assessment of whether it will exercise a purchase, extension or termination option.

The ROU assets are initially measured at an amount equal to the lease liability, adjusted by any lease payments made at or before the commencement date, less any lease incentives received, any initial direct costs incurred and an estimate of costs to be incurred in dismantling and removing the underlying asset, restoring the site on which it is located or restoring the underlying asset.

The ROU assets are subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the ROU assets or the end of the lease term applying a cost model. The estimated useful lives of the ROU assets are determined on a same basis as those of underlying assets.

The carrying amount of the ROU assets are included in Property, plant and equipment as disclosed in Note 13 and the lease liabilities are included in Other financial liabilities in the consolidated statements of financial position.

The cash payments for the principal portion of the lease liabilities are presented in the cashflow in financing activities in the consolidated statements of cashflow.

2	Policy applicable before April 1, 2019

Sawai, as a lessee, classified the leases that transfer substantially all of the risks and rewards of ownership as finance leases; if not, as an operating lease.

In a finance lease, the leased assets were measured initially at an amount equal to the lower of its fair value and the present value of minimum lease payments. The leased assets were measured initially at an amount equal to the lower of their fair value and the present value of the minimum lease payments. Minimum lease payments were the payments over the lease term that the lessee was required to make, excluding any contingent rent. Subsequent to initial recognition, the assets were accounted for in accordance with the accounting policy applicable to that asset.

Assets held under operating leases were not recognized in the consolidated statements of financial position. Payment made under operating leases were recognized in an expense on a straight-line basis over term of the lease. Lease incentives received were recognized as an integral part of the total lease expense, over the term of the lease.

(13)	Goodwill

Goodwill arising from business combination is presented at cost less accumulated impairment losses. Goodwill is not to be amortized but allocated to a cash-generating unit (“CGU”) or groups of CGUs based on expected synergies and tested for impairment annually and whenever there is an indication that CGU may be impaired. Impairment losses of goodwill are recognized in profit or loss and reversal is not made thereafter.

(14)	Intangible Assets

Research and Development

Research and Development are intangible assets related to products in development stage that are not yet available for use or sale. These intangible assets are not amortized but tested for impairment annually or more frequently if indicators of a potential impairment exist. If a project fails or ceases development, or is no longer considered to achieve the expected cash flow, the intangible assets are written down to their recoverable amount. The impairment charges are recognized in research and development expenses in the consolidated statements of income. Upon successful completion of the development project, these intangible assets are reclassified from Research and Development to Marketed Products.

Marketed Products

Intangible assets associated with marketed products are amortized on a straight-line basis over estimated useful lives, which range from 6 to 10 years. If there is an indication of impairment, each asset’s recoverable amount is estimated. If the recoverable amount of an asset is lower than the carrying amount, the carrying amount of the asset is reduced to the recoverable amount and impairment losses are recognized in profit or loss. Amortization and impairment charges of the internally developed intangible assets are recognized in research and development expenses while those charges of separately acquired intangible assets or intangible assets acquired in a business combination are recognized in selling, general and administrative expenses in the consolidated statements of income.

Trademarks

Trademarks represent the USL trademark that was acquired in conjunction with the acquisition of USL that is determined to have an indefinite useful life based on a historical sales and cash flow performance of USL-branded products. The trademark related to USL are not amortized, but evaluated for potential impairment on an annual basis.

Software

Software is recognized at cost and amortized on a straight-line basis over the expected useful life. The useful life is 3 to 5 years. Amortization of software is recognized in cost of sales, selling, general and administrative expenses, and research and development expenses in the consolidated statements of income.

(15)	Impairment of Non-financial Assets

Sawai assesses, at the end of reporting period, whether there is any indication of impairment of non-financial assets, excluding inventories and deferred tax assets. If there is an indication of impairment or annual impairment test is required, each asset’s recoverable amount is estimated. If estimating the recoverable amount for an individual asset is not possible, then Sawai estimates the recoverable amount of the CGU to which the asset belongs. The recoverable amount of assets or CGUs is measured at the higher of its fair value less costs of disposal or its value in use. Value in use is determined by discounting the estimated future cash flows to the present value using a discount rate that reflects the time value of money and risk specific to the asset. Only if the recoverable amount of an asset or CGU is lower than the carrying amount, the carrying amount of the asset or CGU is reduced to the recoverable amount and impairment losses are recognized in profit or loss.

For assets or CGUs other than goodwill, Sawai assesses at the end of each reporting period whether there is any indication that an impairment loss recognized in prior periods may no longer exist or may have decreased. If such an indication exists, Sawai estimates the recoverable amount of the asset or CGU and if the recoverable amount exceeds the carrying amount, impairment losses are reversed up to the lower of the estimated recoverable amount or the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior periods. The reversal of impairment loss is recognized in profit or loss.

(16)	Provisions

Sawai recognizes provisions when Sawai has present legal or constructive obligations as a result of past events, it is probable that outflows of resources embodying economic benefits will be required to settle the obligations, and reliable estimates can be made of the amount of the obligations. Sawai’s provisions consist primarily of provisions for drug product safety assessment.

(17)	Employee Benefits

Sawai sponsors defined contribution plan for its employees. Under the plan, Sawai as a sponsor pays fixed contributions into an independently administrated fund and employees also pay fixed contributions into the fund. Defined contribution retirement benefit expenses are recognized as expenses in the period when an employee renders related service.

Short-term employee benefits are recorded as the expenses for the period during which employees rendered related services.

(18)	Shareholders’ Equity

For Company-issued equity instruments, the issuance proceeds are recorded as share capital and capital surplus. Costs directly attributable to the issuance (after considering the tax effect) are deducted from equity.

The Company does not recognize any gains or losses on the acquisition, sale or cancellation of treasury shares. When the Company acquires treasury shares, it is recognized at acquisition cost and deducted from equity. Transaction expenses directly arising from the acquisition is deducted from capital surplus. When the Company cancels treasury shares, the amount that should be deducted from capital surplus is determined in accordance with the Companies Act in Japan, and the remaining balance, if any, is deducted from retained earnings. When the Company sells the treasury shares, the difference between the carrying amount and the consideration received is charged to capital surplus.

4.	Operating Segment

Sawai’s operating segments are the components for which separate financial information is available, and the Board of Directors as the chief operating decision maker, regularly assesses the financial information in deciding how to allocate resources, measure performance and forecast future periods.

Sawai manufactures and sells generic pharmaceutical products with operations in Japan and the United States, each requires differing marketing strategies. Accordingly, Sawai has designated two operating segments, Japan Business segment, and the U.S. Business segment.

(1)	Segment Information

Year ended March 31, 2019

	Yen in millions
	Japan Business	U.S. Business	Total	Adjustments and elimination	Amount recorded in the consolidated statement of income
Segment revenue
Revenue from external customers	144,098	40,243	184,341	—	184,341

Segment profit	24,230	1,569	25,799	(1)	25,798

Finance income					421
Finance expenses					(553)

Profit before tax					25,666

Other items
Depreciation and amortization	10,898	5,382	16,280	—	16,280
Impairment loss	467	2,872	3,339	—	3,339

Year ended March 31, 2020

	Yen in millions
	Japan Business	U.S. Business	Total	Adjustments and elimination	Amount recorded in the consolidated statement of income
Segment revenue
Revenue from external customers	144,130	38,407	182,537	—	182,537

Segment profit	24,401	2,388	26,789	4	26,793

Finance income					295
Finance expenses					(591)

Profit before tax					26,497

Other items
Depreciation and amortization	11,893	6,061	17,954	—	17,954
Impairment loss	1,043	424	1,467	—	1,467

Year ended March 31, 2021

	Yen in millions
	Japan Business	U.S. Business	Total	Adjustments and elimination	Amount recorded in the consolidated statement of income
Segment revenue
Revenue from external customers	153,584	33,635	187,219	—	187,219

Segment profit (loss)	26,284	(7,396)	18,888	—	18,888

Finance income					138
Finance expenses					(566)

Profit before tax					18,460

Other items
Depreciation and amortization	11,866	6,425	18,291	—	18,291
Impairment loss	839	5,663	6,502	—	6,502

Segment profit (loss) of each segment is measured in a consistent manner with consolidated operating profit.

(2)	Products and Services

See Note 5 for revenue by key therapeutic category and its operating segment.

(3)	Geographic Information

Revenue from contracts with customers

	Yen in millions
	Year ended March 31,
	2019	2020	2021
Japan	144,098	144,130	153,584
U.S.	40,162	38,296	33,568
Other	81	111	67

Total	184,341	182,537	187,219

Non-current Assets

	Yen in millions
	March 31,
	2020	2021
Japan	81,686	82,130
U.S.	100,337	97,362

Total	182,023	179,492

(4)	Information by Major Customer

External customers account for more than 10% of revenue are as follows:

	Yen in millions			Related segment
	Year ended March 31,
	2019	2020	2021
Mediceo Corporation	23,857	24,513	29,028	Japan Business
Alfresa Corporation	20,485	24,029	26,261	Japan Business

5.	Revenue

(1)	Revenue Stream and Disaggregation of Revenue

Sawai solely recognizes revenue from sale of generic pharmaceutical products to distributors, wholesalers and retailers. Revenue is recognized at a point in time when customers obtain control of products. There is no contract for which revenue is recognized over time.

The following table shows revenue for our key therapeutic category by operating segment (see Note 4 for geographic information):

Year ended March 31, 2019

	Yen in millions
	Operating Segments
Products	Japan Business	U.S. Business	Total
Cardiovascular drugs	41,842	17,432	59,274
Central nervous system drugs	12,241	17,277	29,518
Gastro-intestinal drugs	21,659	80	21,739
Blood/body fluid pharmaceutical products	15,756	—	15,756
Other metabolic drugs	10,448	—	10,448
Vitamin preparations	2,029	112	2,141
Antiallergic drugs	5,467	—	5,467
Antibiotics drugs	7,831	293	8,124
Drugs for urogenital organs and the anus	2,982	1,732	4,714
Antineoplastic agents	3,864	739	4,603
Other	19,979	2,578	22,557

Total	144,098	40,243	184,341

The comparative information is adjusted to align with the classification of the current reporting period.

Year ended March 31, 2020

	Yen in millions
	Operating Segments
Products	Japan Business	U.S. Business	Total
Cardiovascular drugs	40,749	14,817	55,566
Central nervous system drugs	14,267	17,389	31,656
Gastro-intestinal drugs	19,733	252	19,985
Blood/body fluid pharmaceutical products	15,538	—	15,538
Other metabolic drugs	9,863	—	9,863
Vitamin preparations	2,029	72	2,101
Antiallergic drugs	5,244	—	5,244
Antibiotics drugs	7,704	356	8,060
Drugs for urogenital organs and the anus	3,128	1,512	4,640
Antineoplastic agents	4,951	1,004	5,955
Other	20,924	3,005	23,929

Total	144,130	38,407	182,537

The comparative information is adjusted to align with the classification of the current reporting period.

Year ended March 31, 2021

	Yen in millions
	Operating Segments
Products	Japan Business	U.S. Business	Total
Cardiovascular drugs	41,470	10,715	52,185
Central nervous system drugs	17,468	17,431	34,899
Gastro-intestinal drugs	19,118	159	19,277
Blood/body fluid pharmaceutical products	15,613	—	15,613
Other metabolic drugs	12,033	—	12,033
Vitamin preparations	8,103	—	8,103
Antiallergic drugs	6,942	—	6,942
Antibiotics drugs	6,265	319	6,584
Drugs for urogenital organs and the anus	4,327	1,555	5,882
Antineoplastic agents	4,845	620	5,465
Other	17,400	2,836	20,236

Total	153,584	33,635	187,219

(2)	Contract Balances

There are no advanced receipts from customers and unsatisfied performance obligations at the end of the reporting period, therefore no contract liability is recognized.

Contract assets relate to the rights to consideration in exchange for the products that Sawai has transferred to a customer, but are conditioned on resale from the customer to its customers. The contract assets are reclassified to trade receivables when the customer resells the products to its customers.

Trade receivables and contract assets balances as of March 31, 2020 and 2021 are as follows:

	Yen in millions
	March 31,
	2020	2021
Trade receivables	57,601	67,745
Contract assets	231	39

6.	Expenses by Nature

The breakdown of expenses by nature is as follows:

	Yen in millions
	Year ended March 31,
	2019	2020	2021
Raw materials and supplies	48,591	55,686	52,336
Employee benefits	34,300	31,888	32,725
Depreciation and amortization	16,280	17,954	18,291
Subcontractor costs	20,618	26,870	28,547

7.	Finance Income and Finance Expenses

The composition of finance income is as follows:

	Yen in millions
	Year ended March 31,
	2019	2020	2021
Interest income
Financial assets measured at amortized cost	196	157	6
Dividend income
Equity instruments measured at FVOCI held at the end of the year	126	138	132
Foreign exchange gains	97	—	—
Other	2	—	—

Total	421	295	138

The composition of finance expenses is as follows:

	Yen in millions
	Year ended March 31,
	2019	2020	2021
Interest expenses
Financial liabilities measured at amortized cost
Bonds	109	109	95
Borrowings	322	294	274
Other	98	155	133
Foreign exchange losses	—	9	—
Other	24	24	64

Total	553	591	566

8.	Income Tax Expense

(1)	Income Tax Expense

The composition of income tax expense is as follows:

	Yen in millions
	Year ended March 31,
	2019	2020	2021
Current tax expense[1]	5,681	7,342	4,078

Deferred tax expense
Origination and reversal of temporary differences	258	(622)	279
Derecognition of previously recognized deferred tax assets	—	—	3,252

Subtotal	258	(622)	3,531

Total	5,939	6,720	7,609

[1]

The decrease of current tax expense during the year ended March 31, 2021 includes impact of an income tax refund of JPY 806 million as a result of net loss carryback in accordance with Coronavirus Aid, Relief, and Economic Security (CARES) Act.

The Company is principally subject to income taxes, inhabitant tax and enterprise tax in Japan. The statutory tax rate applicable to the Company is 30.6% for the years ended March 31, 2019, 2020 and 2021. The U.S. subsidiaries are subject to federal and state income taxes. The applicable tax rate is calculated to be 22.0% for the year ended March 31, 2021.

The following table represents reconciliation of the effective tax rate:

	Percentage
	March 31,
	2019	2020	2021
Tax using the Company’s domestic tax rate	30.6	30.6	30.6
Non-deductible expenses	0.1	0.3	0.1
Tax credits	(3.9)	(3.7)	(9.4)
Changes in unrecognized differed tax assets (Refer to (3) Unrecognized Deferred Tax Assets)	(0.6)	(0.8)	17.6
Effect of tax rates in foreign jurisdictions	(0.5)	(0.6)	3.6
Other	(2.6)	(0.4)	(1.3)

Effective tax rate	23.1	25.4	41.2

(2)	Deferred Taxes

The composition of deferred tax assets and liabilities are as follows:

	Yen (in millions)
	March 31,
	2020	2021
Deferred tax assets	5,513	1,766
Deferred tax liabilities	(61)	(58)

Net deferred tax assets	5,452	1,708

The components of changes in deferred tax assets and liabilities are as follows:

Year ended March 31, 2020

	Yen in millions
	As of April 1, 2019	Recognized through profit or (loss)	Recognized in other comprehensive income	Other[1]	As of March 31, 2020
Deferred tax assets
Inventories	1,337	586	—	—	1,923
Property, plant and equipment	1,397	272	—	—	1,669
Refund liabilities	772	35	—	—	807
Accruals	715	(8)	—	—	707
Trade and other payables	190	(10)	—	—	180
Intangible assets	113	73	—	—	186
Income tax payables	285	20	—	—	305
Investment in subsidiaries	3,497	(124)	—	(68)	3,305
Other	448	169	—	—	617

Subtotal	8,754	1,013	—	(68)	9,699

Deferred tax liabilities
Intangible assets	(2,664)	(392)	—	—	(3,056)
Financial assets measured at FVOCI	(845)	—	321	—	(524)
Property, plant and equipment	(597)	(55)	—	—	(652)
Other	(71)	56	—	—	(15)

Subtotal	(4,177)	(391)	321	—	(4,247)

Net deferred tax assets	4,577	622	321	(68)	5,452

[1]	Other mainly includes translation adjustments of foreign operations.

Year ended March 31, 2021

	Yen in millions
	As of April 1, 2020	Recognized through profit or (loss)	Recognized in other comprehensive income	Other[1]	As of March 31, 2021
Deferred tax assets
Inventories	1,923	193	—	—	2,116
Property, plant and equipment	1,669	(301)	—	—	1,368
Refund liabilities	807	101	—	—	908
Accruals	707	99	—	—	806
Trade and other payables	180	376	—	—	556
Intangible assets	186	172	—	—	358
Income tax payables	305	2	—	—	307
Investment in subsidiaries	3,305	(3,221)	—	(84)	—
Other	617	1	—	—	618

Subtotal	9,699	(2,578)	—	(84)	7,037

Deferred tax liabilities
Intangible assets	(3,056)	(1,030)	—	—	(4,086)
Financial assets measured at FVOCI	(524)	—	(129)	—	(653)
Property, plant and equipment	(652)	67	—	—	(585)
Other	(15)	10	—	—	(5)

Subtotal	(4,247)	(953)	(129)	—	(5,329)

Net deferred tax assets	5,452	(3,531)	(129)	(84)	1,708

[1]	Other mainly includes translation adjustments of foreign operations.

(3)	Unrecognized Deferred Tax Assets

Yen in millions
	As of March 31, 2020	As of March 31, 2021
Deductible temporary differences	100	3,469

Deferred tax assets have not been recognized for deductible temporary differences, because it is not probable that the temporary differences will be reversed in the foreseeable future, or it is not probable that future taxable profits will be available against which Sawai can use the benefits therefrom. During the year ended March 31, 2021, Sawai derecognized ¥3,460 millions of deferred tax assets in the U.S. business segment as Sawai reassessed it is not probable that future taxable profit will allow the deferred tax assets to be recovered.

(4)	Unrecognized Deferred Tax Liabilities

There was a taxable temporary difference of ¥4,013 million and ¥2,670 million as of March 31, 2020 and 2021, respectively, related to investments in subsidiaries. However, this liability was not recognized as management has the ability to control any future reversal and does not consider such a reversal to be probable.

9.	Earnings Per Share

The basis of calculation of basic and diluted earnings per share (“EPS”) is as follows:

	Year ended March 31,
	2019	2020	2021
Profit attributable to owners of the Company (million Yen)	19,376	19,279	12,340
Weighted average number of ordinary shares outstanding during the year (thousand shares)	43,775	43,781	43,789
Average number of ordinary shares during the year (thousand shares)	43,775	43,781	43,789
Dilutive effect (thousand shares)	29	37	44

Weighted average number of ordinary shares outstanding during the year after dilutive effect (thousand shares)	43,804	43,818	43,833
Profit per share (attributable to the owners of the Company)
Basic earnings per share (Yen)	442.62	440.37	281.80
Diluted earnings per share (Yen)	442.32	440.00	281.51

There were 80 thousand, 54 thousand and 85 thousand shares, such as stock options that are anti-dilutive, not included in the calculation of diluted earnings per share for the years ended March 31, 2019, 2020 and 2021, respectively.

10.	Other Comprehensive Income (Loss)

The components of other comprehensive income (loss) are as follows:

	Yen in millions
	Year ended March 31,
	2019	2020	2021
Changes in financial assets measured at FVOCI during the year	(38)	(1,049)	259
Related tax effects	12	321	(129)

Net	(26)	(728)	130
Exchange differences on translation of foreign operations	4,900	(2,438)	1,763
Related tax effects	—	—	—

Net	4,900	(2,438)	1,763

Total other comprehensive income	4,874	(3,166)	1,893

11.	Inventories

The components of inventories are as follows:

	Yen in millions
	March 31,
	2020	2021
Finished goods	37,641	40,738
Work-in-process	16,232	15,128
Raw materials and supplies	21,587	23,254

Total	75,460	79,120

The write-downs of inventories recorded within cost of sales were JPY 3,945 million, JPY 4,650 million and JPY 5,456 million for the years ended March 31, 2019, 2020 and 2021 respectively.

12.	Other Financial Assets

The components of other financial assets are as follows:

	Yen in millions
	March 31,
	2020	2021
Financial assets measured at amortized cost
Security deposits	262	267
Other	189	205
Debt instruments mandatorily measured at FVTPL
Redeemable preferred shares	—	210
Equity instruments measured at FVOCI
Equity securities	5,604	5,870

Total	6,055	6,552

Other financial assets (current)	141	143
Other financial assets (non-current)	5,914	6,409

The fair value of major shareholdings within equity instrument measured at FVOCI is as follows:

	Yen in millions
	March 31,
	2020	2021
Sumitomo Corporation	1,063	1,353
Nippon Kayaku Co., Ltd.	871	935
Alfresa Holdings Corporation	451	478
MEDIPAL HOLDINGS CORPORATION	440	463
Medical Ikkou Group Co., LTD.	497	419
Yakult Honsha Co., Ltd.	475	417
Daito Pharmaceutical Co., Ltd	260	316
Other	1,547	1,489

Total	5,604	5,870

Other includes equity investment in private companies in the amount of JPY 1,358 million and JPY 1,289 million as of March 31, 2020 and 2021, respectively, all of which are classified as level 3 in the fair value hierarchy (see Note 24). There were no equity instruments measured at FVOCI that were disposed during the years ended March 31, 2020 and 2021.

13.	Property, Plant and Equipment

The components of property, plant and equipment are as follows:

Year ended March 31, 2020

	Yen in millions
	Building and structures	Machinery and equipment	Tools, furniture and fixtures	Land	Construction in progress	Lease assets	ROU assets	Total
Acquisition cost
Balance at April 1, 2019	61,777	64,457	12,511	11,811	1,721	1,260	—	153,537
Adjustment on initial application of IFRS16	—	—	—	—	—	(1,260)	5,760	4,500
Acquisition	460	1,895	743	—	2,791	—	151	6,040
Sale and disposition	(163)	(1,165)	(296)	—	—	—	(35)	(1,659)
Transfer from construction in progress	37	1,433	170	97	(1,737)	—	—	—
Exchange differences on translation of foreign operations	(139)	(48)	(19)	(23)	(20)	—	(3)	(252)
Other	212	—	—	—	223	—	—	435

Balance at March 31, 2020	62,184	66,572	13,109	11,885	2,978	—	5,873	162,601

Accumulated depreciation and impairment losses
Balance at April 1, 2019	(24,179)	(38,338)	(8,909)	(467)	—	(411)	—	(72,304)
Adjustment on initial application of IFRS16	—	—	—	—	—	411	(123)	288
Depreciation amount	(2,616)	(6,170)	(1,284)	—	—	—	(964)	(11,034)
Sale and disposition	78	1,037	289	—	—	—	27	1,431
Exchange differences on translation of foreign operation	8	16	7	—	—	—	—	31

Balance at March 31, 2020	(26,709)	(43,455)	(9,897)	(467)	—	—	(1,060)	(81,588)

Carrying amount
Balance at April 1, 2019	37,598	26,119	3,602	11,344	1,721	849	—	81,233
Balance at March 31, 2020	35,475	23,117	3,212	11,418	2,978	—	4,813	81,013

Year ended March 31, 2021

	Yen in millions
	Building and structures	Machinery and equipment	Tools, furniture and fixtures	Land	Construction in progress	ROU assets	Total
Acquisition cost
Balance at April 1, 2020	62,184	66,572	13,109	11,885	2,978	5,873	162,601
Acquisition	933	2,558	1,000	134	9,526	125	14,276
Sale and disposition	(761)	(1,580)	(465)	—	(6)	(173)	(2,985)
Transfer from construction in progress	635	1,054	86	—	(1,775)	—	—
Exchange differences on translation of foreign operations	149	93	19	21	288	4	574
Other	720	—	—	—	(67)	(707)	(54)

Balance at March 31, 2021	63,860	68,697	13,749	12,040	10,944	5,122	174,412

Accumulated depreciation and impairment losses
Balance at April 1, 2020	(26,709)	(43,455)	(9,897)	(467)	—	(1,060)	(81,588)
Depreciation amount	(2,545)	(6,161)	(1,205)	—	—	(889)	(10,800)
Sale and disposition	642	1,518	449	—	—	—	2,609
Exchange differences on translation of foreign operation	(22)	(42)	(16)	—	—	(3)	(83)
Other	—	—	—	—	—	158	158

Balance at March 31, 2021	(28,634)	(48,140)	(10,669)	(467)	—	(1,794)	(89,704)

Carrying amount
Balance at April 1, 2020	35,475	23,117	3,212	11,418	2,978	4,813	81,013
Balance at March 31, 2021	35,226	20,557	3,080	11,573	10,944	3,328	84,708

Depreciation expenses related to property, plant and equipment are included in cost of sales, selling, general and administrative expenses, and research and development expenses of the consolidated statements of income.

Carrying amount of ROU assets included in property, plant and equipment is as follows:

	Yen in millions
	Building and structures	Machinery and equipment	Tools, furniture and fixtures	Total
Year ended March 31, 2020	3,936	657	220	4,813
Year ended March 31, 2021	2,722	447	159	3,328

14.	Goodwill and Intangible Assets

The components of goodwill and intangible assets are as follows:

Year ended March 31, 2020

	Yen in millions
		Intangible Assets
	Goodwill	Marketed Products	Research and Development	Trademark	Software	Other	Total
Acquisition cost
Balance at April 1, 2019	39,403	48,045	14,408	6,634	5,627	695	75,409
Addition	—	12,363	3,033	1	310	69	15,776
Disposition	—	—	—	—	(38)	—	(38)
Transfer	—	1,534	(1,534)	—	563	(597)	(34)
Exchange differences	(767)	(739)	(173)	(129)	(13)	—	(1,054)
Other	—	—	—	—	—	(2)	(2)

Balance at March 31, 2020	38,636	61,203	15,734	6,506	6,449	165	90,057

Accumulated amortization and impairment losses
Balance at April 1, 2019	—	(10,748)	(5,281)	(9)	(4,218)	(19)	(20,275)
Amortization expenses	—	(6,209)	—	—	(706)	(5)	(6,920)
Impairment	—	(802)	(665)	—	—	—	(1,467)
Disposition	—	—	—	—	35	—	35
Exchange differences	—	146	85	—	6	—	237
Other	—	(577)	577	—	—	2	2

Balance at March 31, 2020	—	(18,190)	(5,284)	(9)	(4,883)	(22)	(28,388)

Carrying amount
Balance at April 1, 2019	39,403	37,297	9,127	6,625	1,409	676	55,134
Balance at March 31, 2020	38,636	43,013	10,450	6,497	1,566	143	61,669

Year ended March 31, 2021

	Yen in millions
		Intangible Assets
	Goodwill	Marketed Products	Research and Development	Trademark	Software	Other	Total
Acquisition cost
Balance at April 1, 2020	38,636	61,203	15,734	6,506	6,449	165	90,057
Addition	—	744	5,179	—	339	154	6,416
Disposition	—	—	—	—	(92)	(10)	(102)
Transfer	—	3,178	(3,178)	—	70	(70)	—
Exchange differences	668	904	118	112	13	4	1,151
Other	—	—	—	—	—	33	33

Balance at March 31, 2021	39,304	66,029	17,853	6,618	6,779	276	97,555

Accumulated amortization and impairment losses
Balance at April 1, 2020	—	(18,190)	(5,284)	(9)	(4,883)	(22)	(28,388)
Amortization expenses	—	(6,870)	—	—	(617)	(4)	(7,491)
Impairment	—	(6,021)	(481)	—	—	—	(6,502)
Disposition	—	—	—	—	92	—	92
Exchange differences	—	(718)	(63)	—	(13)	—	(794)
Other	—	(364)	364	—	—	—	—

Balance at March 31, 2021	—	(32,163)	(5,464)	(9)	(5,421)	(26)	(43,083)

Carrying amount
Balance at April 1, 2020	38,636	43,013	10,450	6,497	1,566	143	61,669
Balance at March 31, 2021	39,304	33,866	12,389	6,609	1,358	250	54,472

The table below provides information about significant intangible assets:

	Category	Yen in millions
		Carrying amount as of March 31,		Remaining amortization period as of March 31, 2021
Name		2020[1]	2021
Zomig®	Marketed Products	1,842	1,314	3 years
Tosymra™	Marketed Products	6,687	327	8 years
Zembrace®SymTouch®	Marketed Products	4,988	4,531	8 years

[1]	The balance was corrected due to an immaterial error, thereby increasing the balance of Tosymra™ by JPY 1,699 million and reducing the balance of Zembrace®SymTouch® by the same amount.

Trademark was acquired in conjunction with the acquisition of USL. Trademark was determined to have an indefinite useful life, and therefore, it is not amortized and tested for impairment at least annually. Sawai is not aware of any material legal, regulatory, contractual, economic or other factors which would change the assessment over Trademark’s useful life as of March 31, 2021.

Impairment

Goodwill, Trademark and Research and Development are tested annually for impairment and other intangible assets including Marketed Products are tested whenever indicators of impairment arise.

Entire amount of Goodwill and Trademark are allocated to the U.S. Business segment, a CGU. The recoverable amount of the CGU, which is based on fair value less costs of disposal, has been derived from discounted forecast cash flow models using the 62 months of cash flow, terminal growth rate of 2.2% and pre-tax WACC of 9.6% as of March 31, 2021 and classified as level 3 of the fair value measurement. The forecast cash flow involves number of assumptions, including pricing and costs, technical development, market size and competition. Those assumptions were based on management expectations of future outcomes of the industry, taking account of both internal and external past experience and statistics. A change in these assumptions may have a significant impact on the amount, if any, of an impairment charge.

The estimated recoverable amount of the CGU exceeded the carrying amount by approximately JPY 33,038 million as of March 31, 2021. Management has identified that a reasonably possible reduction in the terminal growth rate by 1.9% and increase in pre-tax WACC by 2.4%, could individually cause the carrying amount to exceed the recoverable amount.

Research and Development are tested annually for impairment while Marketed Products are amortized and tested for impairment when indicators arise. This testing is performed separately for each on the value-in-use in the Japan Business segment and on fair value less costs of disposal in the U.S. Business segment, which is derived from discounted forecast cash flow models using the pre-tax WACC ranging from 5.9% to 13.5% for the year ended March 31, 2021 and classified as level 3 of the fair value measurement. The main assumptions include future sales price and volume growth, costs, the future expenditure required to maintain the product’s marketability and registration in the relevant jurisdictions. These assumptions are based on historical experience and are reviewed as part of management’s budgeting and strategic planning cycle for changes in market conditions and sales erosion through competition.

During the year ended March 31, 2019, Sawai wrote down JPY 3,339 million of Research and Development due to decrease in expected profitability resulted from the entrance of authorized generics by competitors in Japan Business segment, as well as decrease in expected profitability caused by the competitor’s entrance into certain therapeutic category in the U.S. Business segment.

During the year ended March 31, 2020, Sawai wrote down JPY 802 million of Marketed Products and JPY 1,372 million of Research and Development due to decrease in profitability both in the Japan and the U.S. Business segment caused by increased competition within certain therapeutic category. Sawai recorded reversal of previously recorded impairment losses of JPY 707 million related to Research and Development based on favorable change in the market condition lead by competitors.

During the year ended March 31, 2021, Sawai wrote down JPY 6,021 million of Marketed Products and JPY 481 million on Research and Development. For Marketed Products, the majority of impairment related to manufacturing and marketed related license for Tosymra™, an intangible held by the U.S. Business segment, which amounted to JPY 5,572 million and was recognized in selling, general and administrative expenses in the Consolidated Statements of Income. Tosymra™’s profitability was reduced as compared to our initial forecast because of COVID-19, which restricted our sales and marketing activities, and the resulting entry of competitor products. As a result, Sawai determined that the fair value of the related assets would not exceed their carrying amount. This testing was performed on its fair value less costs of disposal classified as level 3 of the fair value measurement, which was derived from discounted forecast cash flow models using the pre-tax WACC of 11.5%. Further, Sawai also wrote down JPY 449 million on other Marketed Products due to a decrease in expected profitability of certain products in the Japan Business segment, as well as termination of certain products in the U.S. Business segment. The JPY 481 million impairment on Research and Development was due to decrease in expected profitability of certain ongoing development projects and termination of certain development projects both in the Japan and the U.S Business segment.

Impairment losses (net) recognized by each segment are as follows:

	Yen in millions
	Year ended March 31,
	2019			2020			2021
	Marketed Products	Research and Development	Total	Marketed Products	Research and Development	Total	Marketed Products	Research and Development	Total
Japan Business	—	467	467	802	241	1,043	400	439	839
U.S. Business	—	2,872	2,872	—	424	424	5,621	42	5,663

Total	—	3,339	3,339	802	665	1,467	6,021	481	6,502

15.	Trade and Other Payables

The components of trade and other payables are as follows:

	Yen in millions
	March 31,
	2020	2021
Trade accounts payable	24,140	27,545
Other payable	19,898	22,857

Total	44,038	50,402

Trade payables and other payables are classified as financial liabilities measured at amortized cost.

16.	Bonds and Borrowings

The components of bonds and borrowings are as follows:

	Yen in millions
	March 31,
	2020	2021
Current portion of long-term borrowings	4,464	3,834
Current portion of bonds	9,992	—
Long-term borrowings, less current portion	50,584	56,750
Bonds, less current portion	9,983	9,991

Total	75,023	70,575

Bonds and borrowings (current)	14,456	3,834
Bonds and borrowings (non-current)	60,567	66,741

The composition of the bonds are as follows:

		Yen in millions
Name of Bond	Issue date	Principal amount in contractual currency	March 31,		Interest rate	Maturity
			2020	2021
1st Unsecured Bonds	June 2015	10,000	9,983	9,991	0.67%	June 2022
2nd Unsecured Bonds	December 2015	10,000	9,992	—	0.42%	December 2020

			19,975	9,991

The composition of the borrowings are as follows:

	Yen in millions
Instruments	Original principal amount	Carrying amount at March 31,		Interest rate	Maturity
		2020	2021
2010 fixed rate loans	1,000	50	—	1.55%	June 2020
2014 fixed rate loans	5,500	582	—	1.56%	December 2020
2015 variable rate loans	5,000	1,430	716	3-month TIBOR + 0.3%	March 2022
2017 fixed rate loans	13,000	13,000	13,000	0.67%	December 2027
2017 variable rate loans	47,000	39,986	36,868	3-month TIBOR + 0.35%	December 2032
2020 fixed rate loans	10,000	—	10,000	0.35%	December 2025

		55,048	60,584

Changes in liabilities accompanying changes in cash flows from financing activities are as follows:

Year ended March 31, 2020

	Yen in millions
	Balance at the beginning of the year	Cash flows from financing activities	Changes by non-cash elements			Balance at the end of the year
			Acquisition	Foreign exchange movement	Other
Bonds	19,956	—	—	—	19	19,975
Long-term borrowings	59,850	(4,802)	—	—	—	55,048

Total	79,806	(4,802)	—	—	19	75,023

Year ended March 31, 2021

	Yen in millions
	Balance at the beginning of the year	Cash flows from financing activities	Changes by non-cash elements			Balance at the end of the year
			Acquisition	Foreign exchange movement	Other
Bonds	19,975	(10,000)	—	—	16	9,991
Long-term borrowings	55,048	5,536	—	—	—	60,584

Total	75,023	(4,464)	—	—	16	70,575

17.	Provisions

Changes in provisions are as follows:

	Yen in millions
	Provisions for drug product safety assessment	Other	Total
Year ended March 31, 2020	—	205	205
Increase	852	135	987
Usage	—	(92)	(92)

Year ended March 31, 2021	852	248	1,100

Current	284	104	388
Non-current	568	144	712

In order to prepare for the drug product safety assessment required under the amendment of the quality guideline issued by Japanese authority in conformity with International Conference for Harmonization (ICH) -Q3D, Sawai recognizes as ‘provision for product safety assessments’ which represents the estimated amount of costs to be incurred for future assessments for the goods and products that have been manufactured. Such costs are normally expected to be paid evenly over the next three years. Other provisions mainly consists of asset retirement obligations of ROU assets.

18.	Other Financial Liabilities

The components of other financial liabilities are as follows:

	Yen in millions
	March 31,
	2020	2021
Financial liabilities measured at amortized cost
Guarantee deposits (see Note 24)	2,590	2,635
Lease liabilities	5,024	4,050
Liabilities associated with deferred fixed payments for separately acquired intangible assets	3,189	2,528

Total	10,803	9,213

Other financial liabilities (current)	5,003	6,443
Other financial liabilities (non-current)	5,800	2,770

As disclosed in Note 2(8) “Correction of Immaterial Errors”, Sawai recorded correction in Other financial liabilities (current) and Other financial liabilities (non-current) as of March 31, 2020.

19.	Leases

(1) Year ended March 31, 2019

Total lease payment payable under operating lease contracts, recognized as expenses, is as follows:

Yen (in millions)
Year ended March 31, 2019
Total lease payment recognized as expense	158

(2) Years ended March 31, 2020 and 2021

As a Lessee

The amounts recognized in profit or loss are as follows:

	Yen in millions
	Year ended March 31, 2020	Year ended March 31, 2021
Interest expense on lease liabilities	97	61
The expense relating to short-term leases	404	380
The expense relating to leases of low-value assets	107	104
The expense relating to variable lease payments	2	2

The following table shows the depreciation expenses for right-of-use assets by class of underlying asset. Note 13 sets out the information of the carrying amount of right-of-use assets by class of underlying asset.

	Yen in millions
	Year ended March 31, 2020	Year ended March 31, 2021
Building and structures	656	599
Machinery and equipment	242	229
Tools, furniture and fixtures	66	61

Total	964	889

The following table shows the maturity analysis of lease liabilities.

	Yen in millions
	As of March 31, 2020	As of March 31, 2021
Current portion	1,676	1,292
Over 1 year and within 5 years	2,321	2,070
Over 5 years	1,254	855

Total	5,251	4,217

Present value of total minimum lease payment	5,024	4,050

Lease liabilities (current)	1,656	1,279
Lease liabilities (non-current)	3,368	2,771

The total cash outflow for lease for the year ended March 31, 2020 and 2021 were ¥2,318 million and ¥2,294 million.

Leases of inventory warehouse represents major parts of lease transactions by Sawai, for which the typical lease term is 1 year. Sawai assesses to determine the lease term whether there is an option to extend or terminate lease to be exercised with reasonable certainty taking into a consideration if penalty imposed on the cancellation of lease is significant. Sawai has assessed that Sawai is not reasonably certain to exercise the option to extend lease after the period penalty is imposed on.

20.	Other current liabilities

The components of other current liabilities are as follows:

	Yen in millions
	March 31,
	2020	2021
Accrued expenses	3,178	3,183
Accrued bonuses	2,886	3,159
Accrued consumption taxes	94	1,645
Other	661	502

Total	6,819	8,489

21.	Employee Benefits

Amount recognized as expenses in relation to the defined contribution plan is ¥678 million, ¥681 million and ¥701 million for years ended March 31, 2019, 2020 and 2021, respectively.

22.	Equity and other Equity Items

(1)	Capital and Capital Surplus

The components of share capital and capital surplus are as follows:

	Number of shares authorized (Thousands of shares)	Number of shares issued (Thousands of shares)	Share capital (Yen in millions)	Capital surplus (Yen in millions)
Balance as of April 1, 2018	77,600	44,071	41,170	42,573
Increase	—	5	15	276
Decrease	—	—	—	—

Balance as of March 31, 2019	77,600	44,076	41,185	42,849
Increase	—	6	14	14
Decrease	—	—	—	—

Balance as of March 31, 2020	77,600	44,082	41,199	42,863
Increase	—	9	20	20
Decrease	—	300	—	430

Balance as of March 31, 2021	77,600	43,791	41,219	42,453

Increase during the years ended March 31, 2019, 2020 and 2021 are solely due to the exercise of stock options. Decrease during the year ended March 31, 2021 is due to cancellation of treasury shares.

(2)	Treasury Shares

Number of shares of treasury shares and an increase/decrease in its amount are as follows:

	Number of shares (Thousands of shares)	Amount (Yen in millions)
Balance as of April 1, 2018	300	1,385
Increase	—	—
Decrease	—	—

Balance as of March 31, 2019	300	1,385
Increase	—	—
Decrease	—	—

Balance as of March 31, 2020	300	1,385
Increase	—	—
Decrease	300	1,385

Balance as of March 31, 2021	—	—

Decrease during the year ended March 31, 2021 is due to cancellation of treasury shares.

(3)	Other Components of Equity

Year ended March 31, 2019

	Yen in millions
	Reserve for share- based payments	Changes in financial assets measured at FVOCI	Foreign currency translation differences	Total
Balance at the beginning of the year	406	1,945	(3,018)	(667)
Other comprehensive income	—	(26)	3,952	3,926

Total current comprehensive income	—	(26)	3,952	3,926
Issuance of new shares	(30)	—	—	(30)
Share-based payment	29	—	—	29

Total transactions with owners	(1)	—	—	(1)

Balance at the end of the year	405	1,919	934	3,258

Year ended March 31, 2020
	Yen in millions
	Reserve for share- based payments	Changes in financial assets measured at FVOCI	Exchange differences on translation of foreign operations	Total
Balance at the beginning of the year	405	1,919	934	3,258
Other comprehensive income	—	(728)	(1,968)	(2,696)

Total current comprehensive income	—	(728)	(1,968)	(2,696)
Issuance of new shares	(28)	—	—	(28)
Share-based payments	70	—	—	70

Total transactions with owners	42	—	—	42

Balance at the end of the year	447	1,191	(1,034)	604

Year ended March 31, 2021

	Yen in millions
	Reserve for share- based payments	Changes in financial assets measured at FVOCI	Exchange differences on translation of foreign operations	Total
Balance at the beginning of the year	447	1,191	(1,034)	604
Other comprehensive income	—	161	1,422	1,583

Total current comprehensive income	—	161	1,422	1,583
Issuance of new shares	(40)	—	—	(40)
Share-based payments	56	—	—	56
Others	(26)	—	—	(26)

Total transactions with owners	(10)	—	—	(10)

Balance at the end of the year	437	1,352	388	2,177

23.	Dividends

Amount of dividends and dividends per share are as follows:

Year ended March 31, 2019

Date of resolution	Total amount of dividends (Yen in millions)	Dividend amount per share (Yen)	Record date	Effective date
Annual general meeting of shareholders (June 26, 2018)	2,845	65	March 31, 2018	June 27, 2018
Board of Directors’ meeting (November 14, 2018)	2,846	65	September 30, 2018	December 7, 2018

Year ended March 31, 2020

Date of resolution	Total amount of dividends (Yen in millions)	Dividend amount per share (Yen)	Record date	Effective date
Annual general meeting of shareholders (June 25, 2019)	3,064	70	March 31, 2019	June 26, 2019
Board of Directors’ meeting (November 8, 2019)	2,846	65	September 30, 2019	December 9, 2019

Year ended March 31, 2021

Date of resolution	Total amount of dividends (Yen in millions)	Dividend amount per share (Yen)	Record date	Effective date
Annual general meeting of shareholders (June 23, 2020)	2,846	65	March 31, 2020	June 24, 2020
Board of Directors’ meeting (November 9, 2020)	2,846	65	September 30, 2020	December 4, 2020

Dividends declared for which the effective date falls in the following year are as follows:

Year ended March 31, 2021

Date of resolution	Total amount of dividends (Yen in millions)	Dividend amount per share (Yen)	Record date	Effective date
Annual general meeting of shareholders (June 28, 2021)	2,846	65	March 31, 2021	June 29, 2021

24.	Financial Instruments

(1)	Capital Management

Sawai sets a basic policy for capital management to maintain the optimum capital composition, which improves capital efficiency securing financial soundness and flexibility to continue corporate value improvement and realize return improvement to shareholders.

Sawai conducts monitoring of financial indices to maintain the optimum capital composition. Sawai continuously monitors its credit rating for soundness and flexibility of finance and return on the interest attributable to owner of the Company (ROE) for its capital efficiency.

There are no material capital regulations applied to Sawai.

(2)	Risk Management Policy

Sawai is exposed to various financial risks (credit risk, market risk and liquidity risk) in performing business activities. Therefore, based on internal rules, Sawai monitors financial risks on a regular basis and carries out measures for avoiding or reducing risks as necessary.

Sawai does not conduct any derivative transactions.

(3)	Credit Risk

1	Overview

Credit risk means the risk of financial losses incurred by Sawai if customers or counterparties of financial instrument transactions cannot perform obligations under contracts, which mainly arises from the receivables and contract assets of Sawai from customers.

(i)	Credit risk management

The credit risk in Sawai arises principally from receivables from customers, which resulted in Sawai mainly focusing on the credit risk management for its trade receivables. Sawai considers that its cash and cash equivalents have low credit risk based on the external credit ratings of banks that hold the cash and cash equivalents.

Sawai has established a credit policy under which each new customer is analyzed individually for creditworthiness before Sawai’s standard payment and delivery terms and conditions are offered. Sawai’s review includes financial statements, industry information and in some cases bank references. Sale limits are established for each customer and reviewed annually. Any increase from those limits requires approval of the person in charge, in accordance with Sawai’s internal policy. In order to limit its exposure to credit risk from trade receivables, Sawai receives cash from small sized customers as guarantee deposits to secure the payment from these customers.

(ii)	Concentration of credit risk

In the Japan Business segment, Sawai sells products mainly through a small number of wholesalers. Total revenue from the top four companies account for approximately 55% of revenue in the Japan Business. Trade receivables with the top four companies were JPY 22,566 million and JPY 31,832 million as of March 31, 2020 and 2021, respectively.

2	Credit Exposure

The maximum exposure to credit risk of financial assets equals to the carrying amount of the financial assets which is net of allowances for ECLs, while there was no material impairment loss in the previous years.

3	Changes in Loss Allowance

Loss allowance for the years ended March 31, 2020 and 2021 were as follows:

Year ended March 31, 2020

	Yen in millions
	Loss allowance measured at the amount equal to lifetime expected credit loss	Loss allowance measured at the amount equal to 12-month expected credit loss	Total
Balance at the beginning of the year	55	—	55
Increased amount during the year	3	—	3
Decreased amount during the year (utilization)	(22)	—	(22)
Decreased amount during the year (reversal)	(16)	—	(16)
Other (Note)	(1)	—	(1)

Balance at the end of the year	19	—	19

(Note) Other mainly includes changes from the effect of foreign exchanges.

Year ended March 31, 2021

	Yen in millions
	Loss allowance measured at the amount equal to lifetime expected credit loss	Loss allowance measured at the amount equal to 12-month expected credit loss	Total
Balance at the beginning of the year	19	—	19
Increased amount during the year	6	—	6
Decreased amount during the year (utilization)	—	—	—
Decreased amount during the year (reversal)	(1)	—	(1)
Other (Note)	(0)	—	(0)

Balance at the end of the year	24	—	24

(Note) Other mainly includes changes from the effect of foreign exchanges.

4	Exposure to Credit Risk for Financial Assets

The following table provides aging analysis of the exposure to credit risk of financial assets at the end of reporting period. The cash and cash equivalents are not included in the table below as the impairment allowance is not material for the cash and cash equivalents:

As of March 31, 2020

	Yen in millions
	Trade receivables and contract assets for which loss allowance is measured at the amount equal to lifetime expected credit loss	Other receivables for which loss allowance is measured at the amount equal to 12-month expected credit loss	Total
Not past due	57,848	802	58,650
Within 30 days	2	51	53
Over 30 days within 60 days	1	—	1
Over 60 days within 90 days	—	—	—
Over 90 days within 1year	—	—	—
Over 1 year	—	—	—

Total	57,851	853	58,704

As of March 31, 2021

	Yen in millions
	Trade receivables and contract assets for which loss allowance is measured at the amount equal to lifetime expected credit loss	Other receivables for which loss allowance is measured at the amount equal to 12-month expected credit loss	Total
Not past due	67,805	2,322	70,127
Within 30 days	—	1	1
Over 30 days within 60 days	—	—	—
Over 60 days within 90 days	3	—	3
Over 90 days within 1year	—	—	—
Over 1 year	—	—	—

Total	67,808	2,323	70,131

5	Details of Security and Other Credit Supplementation

Sawai holds guarantee deposits as a security for some trade receivables. Balance of guarantee deposits recorded in other financial liabilities at the end of reporting period is as follows:

	Yen (in millions)
	March 31,
	2020	2021
Guarantee deposits	2,590	2,635

(4)	Liquidity Risk

1	Overview

Liquidity risk is the risk that Sawai will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. Sawai’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when they are due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to Sawai’s reputation.

2	Maturity Analysis

Balance by maturity date of financial liabilities of Sawai is as follows (see Note 16 for detail):

As of March 31, 2020

	Yen in millions
	Carrying amount	Contractual cash flow	Within 1 year	Over 1 year within 2 years	Over 2 years within 3 years	Over 3 years within 4 years	Over 4 years within 5 years	Over 5 years
Bonds	19,975	20,149	10,080	59	10,010	—	—	—
Borrowings	55,048	55,316	4,489	3,849	3,131	3,047	3,214	37,586
Refund liabilities	7,989	7,989	7,989	—	—	—	—	—
Guarantee deposits	2,590	2,590	2,590	—	—	—	—	—
Liabilities associated with deferred fixed payments for separately acquired intangible assets	3,189	3,265	762	2,503	—	—	—	—

Total	88,791	89,309	25,910	6,411	13,141	3,047	3,214	37,586

Refund liabilities includes ¥1,748 million of liabilities for right of return and ¥6,241 million of liabilities for rebates as of March 31, 2020. For lease liabilities, please refer to Note 19.

As of March 31, 2021

	Yen in millions
	Carrying amount	Contractual cash flow	Within 1 year	Over 1 year within 2 years	Over 2 years within 3 years	Over 3 years within 4 years	Over 4 years within 5 years	Over 5 years
Bonds	9,991	10,069	59	10,010	—	—	—	—
Borrowings	60,584	62,311	4,110	3,379	3,279	3,439	13,330	34,774
Refund liabilities	7,541	7,541	7,541	—	—	—	—	—
Guarantee deposits	2,635	2,635	2,635	—	—	—	—	—
Liabilities associated with deferred fixed payments for separately acquired intangible assets	2,528	2,546	2,546	—	—	—	—	—

Total	83,279	85,102	16,891	13,389	3,279	3,439	13,330	34,774

Refund liabilities includes 1,769 million of liabilities for right of return and 5,772 million of liabilities for rebates as of March 31, 2021. For lease liabilities, please refer to Note 19.

3	Committed Credit Line

Sawai has committed credit lines with five financial institutions in order to efficiently procure working capital as follows:

	Yen in millions
	March 31,
	2020	2021
Total committed credit lines	16,000	16,000
Usage during the year	—	—

Unused credit lines	16,000	16,000

(5)	Market Risk

1	Overview

Market risk is the risk related to market price changes, including foreign exchange rate, interest rate and stock price, which impacts Sawai’s income or the value of financial instruments held by Sawai. The purpose of market risk management is to maximize returns while managing and controlling exposure to market risk within a tolerable range.

2	Exchange Risk

Sawai is mainly exposed to transactional foreign currency risk to the extent that there is a mismatch between the currencies in which purchases are dominated. The currency in which these transactions are primarily denominated in U.S. dollars. Sawai hedges the estimated foreign currency exposure in its purchase transaction in U.S. dollars by investing a foreign currency deposit in U.S. dollars under its risk management policy.

(i)	Exposure to exchange risk

Summary of quantitative data of Sawai’s exchange risk exposure, which were submitted to Sawai’s management based on the risk management policy, is as follows:

	U.S. Dollars (in thousands)
	March 31,
	2020	2021
Financial assets	846	846
Financial liabilities	(166)	(1,309)

Net amount of exposure in the consolidated statement of financial position	680	(464)

Net amount of exposure	680	(464)

(ii)	Exchange sensitivity analysis

Sawai is exposed mainly to U.S. dollars exchange risk. The strengthening (weakening) of Yen against the U.S. dollars by 10% would have affected the measurement of financial instruments denominated in a foreign currency and affected equity and profit or loss by the amounts shown below (net of tax). This analysis assumes that all other variables, in particular interest rates, remain constant. In this regard, they do not include the impact on translation into Yen for assets, liabilities, revenue and expenses of foreign operations.

Year ended March 31, 2020

Yen in millions
Profit or loss		Equity, net of tax
Strengthening	Weakening	Strengthening	Weakening
(5)	5	(5)	5

Year ended March 31, 2021

Yen in millions
Profit or loss		Equity, net of tax
Strengthening	Weakening	Strengthening	Weakening
4	(4)	4	(4)

3	Interest Rate Risk

Sawai conducts financing by interest-bearing liabilities. Variable interest rate applies to some interest-bearing liabilities, which are exposed to interest rate fluctuation risk.

If the interest rate increases by 1% on the financial instruments issued by Sawai as of the reporting date to which the variable interest rate applies, an impact on net profit or (loss), gross of tax, is JPY (414) million and JPY(376) million in the year ended March 31, 2020 and 2021, respectively. See Note 16 for borrowings with variable interest rate.

Exposure to interest fluctuation risk is as follows:

	Yen in millions
	March 31,
	2020	2021
Borrowings to which variable interest rate applies	41,416	37,584

4	Stock Price Risk

(i)	Exposure to stock price risk

Sawai holds equity securities in certain companies and is exposed to the market price risks. These equity instruments were acquired for the strategic purposes, taking into consideration of various relationships and factors with customers or other business partners. Sawai periodically confirms the validity and reasonableness of holding the instruments, both from strategic and financial perspective.

(ii)	Stock price sensitivity analysis

The following summarizes the impact (net of tax) to the equity of Sawai at the reporting date if equity instruments would have decreased by 10%:

	Yen in millions
	March 31,
	2020	2021
10% change in stock price	(295)	(318)

Equity securities whose fair value classified as Level 3 are not included in the above stock price sensitivity analysis, because the effect is not material.

(6)	Accounting classifications and fair values

1	Calculation Method of Fair Value

(i)	Equity securities

Fair value of equity securities is measured by market price. For investment in private company, fair value is measured using appropriate valuation method based on investees’ financial condition and projections.

(ii)	Bonds and borrowings

Fair value thereof is measured by the method calculating by discounting at the interest rate expected in the case of similar new financing for the total of principal and interest and with the same terms.

2	Fair value Hierarchy Level

Each level is defined as follows:

Level 1:	Market price (unadjusted) of the same assets and liabilities in active markets

Level 2:	Input directly (that is, by price) or indirectly (that is, due to price) observable for assets and liabilities other than market price included in Level 1.

Level 3:	Input about assets and liabilities not based on the observable market data (unobservable input)

The FV level of the financial instrument is the lowest level of inputs used for the measurement that is significant for the entire measurement. Transfer between fair value hierarchy levels is recognized on the day of change of events or situations that caused transfer.

3	Comparison between Fair Value and Carrying Amount

	Yen in millions
	March 31,
	2020		2021
	Carrying amount	Fair value	Carrying amount	Fair value
Financial liabilities measured at amortized cost
Bonds	19,975	20,119	9,991	10,059
Borrowings	55,048	54,252	60,584	60,883

Total	75,023	74,371	70,575	70,942

The carrying amount of financial assets and financial liabilities other than the above is a reasonable approximation of fair value.

The Level of fair value of bonds is classified as Level 2 and level of fair value of borrowings is classified as Level 3.

4	Measurement of Fair Value Recognized in the Consolidated Statement of Financial Position

As of March 31, 2020

	Yen in millions
	Level 1	Level 2	Level 3	Total
Equity instruments measured at FVOCI
Equity securities	4,246	—	1,358	5,604

There was no financial instrument transferred between levels of the fair value hierarchy.

As of March 31, 2021

	Yen in millions
	Level 1	Level 2	Level 3	Total
Debt instruments measured at FVTPL
Redeemable preferred shares	—	—	210	210
Equity instruments measured at FVOCI
Equity securities	4,581	—	1,289	5,870
Total	4,581	—	1,499	6,080

There was no financial instrument transferred between levels of the fair value hierarchy.

The following table illustrates a reconciliation from the beginning to the ending balance for Level 3 financial assets, which solely consists of equity investment in private companies:

	Yen in millions
	March 31,
	2020	2021
Balance at the beginning of the year	1,301	1,358
Gain recognized as changes in fair value of financial instruments measured at FVOCI	68	(72)
Purchases	—	210
Other	(11)	3

Balance at the end of the year	1,358	1,499

Reasonableness of the valuations is reviewed by the accounting department and approved by the department manager.

(7)	Offsetting Financial Assets and Financial Liabilities

Financial assets and liabilities are offset and the net amount is reported in the consolidated statements of financial position where Sawai currently has a legally enforceable right to offset the recognized amounts, and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously.

Sawai gives chargeback programs to wholesalers in the United States. Under the term of the agreement, the amounts payable by Sawai are offset against receivables from the wholesalers and only the net amounts are settled. Accruals for chargebacks recognized as Refund liabilities are offset against Trade and other receivables in the statements of financial position.

The following table presents the recognized financial instruments that are offset as of March 31, 2020 and 2021:

	Yen in millions
	Effect of offsetting on the statement of financial position
	Gross Amounts	Gross amounts set off	Net amounts presented
As of March 31, 2020
Financial assets:
Trade and other receivables	64,296	(5,611)	58,685
Financial Liabilities:
Refund liabilities	13,600	(5,611)	7,989

As of March 31, 2021
Financial assets:
Trade and other receivables	75,486	(5,379)	70,107
Financial Liabilities:
Refund liabilities	12,920	(5,379)	7,541

25.	Subsidiaries

The Company’s major subsidiaries are as follows:

Names of Major Subsidiaries	Major Business Activities	Location	Ownership ratio of voting rights (%)
Medisa Shinyaku Inc.	Sale of prescription medications	Japan	100.0
Kaken Shoyaku Co., Ltd.	Manufacture and sale of prescription medications	Japan	100.0
Sawai America Holdings Inc.	Holding Company	US	100.0
Sawai America LLC	Management of subsidiaries through holding of interests in subsidiaries	US	80.0
Upsher-Smith Laboratories, LLC	Manufacture and sale of prescription medications	US	80.0

26.	Related Parties

Compensation for key management personnel is as follows:

	Yen in millions
	Year ended March 31,
	2019	2020	2021
Basic compensation and bonuses	332	359	275
Share-based compensation	16	40	24

Total	348	399	299

27.	Commitment and Contingency

(1)	Commitment

Commitment to acquire property, plant and equipment was JPY 574 million and JPY 9,105 million as of March 31, 2020 and 2021, respectively.

(2)	Litigation

Sawai is involved in certain following legal and administrative proceedings. Sawai may become involved in legal proceedings for which it is not possible to make reasonable estimate of the expected financial effect, if any, which may result from ultimate resolution of the proceedings. Such cases will be disclosed in the notes, but no provision will be provided.

Sawai is involved in government investigations and litigation arising from the marketing of its pharmaceutical products in the United States.

Government Investigation over USL

In January 2017, USL received subpoenas from the U.S. Department of Justice (“DOJ”) Antitrust Division seeking documents and other information relating to the marketing and pricing of certain USL generic products and communications with competitors about such products. In May 2018, USL received a civil investigative demand from the DOJ Civil Division, pursuant to the Federal False Claims Act, seeking the same documents and information. USL is cooperating with these subpoena requests.

Civil Antitrust Litigation

Beginning in December 2016, numerous complaints have been filed in the United States against various manufacturers, including USL, on behalf of putative classes of direct and indirect purchasers of several generic drug products, as well as several individual direct and indirect purchaser opt-out plaintiffs. These complaints allege that the defendants engaged in conspiracies to fix prices and/or allocate market share of generic products. The plaintiffs generally seek injunctive relief and damages under federal antitrust law, and damages under various state laws. All such complaints have been transferred to the generic drug multidistrict litigation in the Eastern District of Pennsylvania.

Sawai has determined that outflow of economic resource is not probable from the complaints and thus has not recognized any liabilities related to the complaints as of March 31, 2021. Although Sawai may be required to reach an agreement with the plaintiffs to settle the complaints, the amount will be reimbursable under the escrow account in which the Company paid a portion of the consideration of the USL acquisition based on the agreement with the seller of USL. The escrow account is scheduled to be released to the seller in 2024. Sawai will be required to compensate the plaintiffs and recognize a loss if the settlement is made after the release of the escrow account or if the settlement amount exceeds the escrow account before the release date.

28.	Events after Reporting Period

On April 1, 2021, Sawai Group Holdings Co., Ltd. was established as a group holding company through a stock transfer. With the establishment of Sawai Group Holdings Co., Ltd., Sawai Pharmaceutical Co., Ltd., which became a wholly owned subsidiary of the holding company, was delisted, and instead Sawai Group Holdings Co., Ltd. was listed on the First Section of the Tokyo Stock Exchange as of April 1, 2021.

Schedule II. Valuation and Qualifying Accounts and Reserves

Sawai Pharmaceutical Co., Ltd., and Consolidated Subsidiaries

Year ended March 31, 2019

	Yen in millions
Description	Balance at beginning of period	Acquisition	Charged to costs and expenses	Charged to revenue	Deductions	Translation adjustments	Balance at end of period
Refund liabilities	6,678	—	—	46,019	(44,826)	200	8,071
Provision	—	—	—	—	—	—	—
Inventory valuation allowance	4,806	—	3,945	—	(4,825)	20	3,946

Year ended March 31, 2020
	Yen in millions
Description	Balance at beginning of period	Acquisition	Charged to costs and expenses	Charged to revenue	Deductions	Translation adjustments	Balance at end of period
Refund liabilities	8,071	—	—	48,375	(48,349)	(108)	7,989
Provision	—	—	205	—	—	—	205
Inventory valuation allowance	3,946	—	4,650	—	(3,712)	(21)	4,863

Year ended March 31, 2021
	Yen in millions
Description	Balance at beginning of period	Acquisition	Charged to costs and expenses	Charged to revenue	Deductions	Translation adjustments	Balance at end of period
Refund liabilities	7,989	—	—	54,159	(54,663)	56	7,541
Provision	205	—	987	—	(92)	—	1,100
Inventory valuation allowance	4,863	—	5,456	—	(4,629)	8	5,698

ITEM 19.	EXHIBITS.

The Company has filed the following documents as exhibits to this document.

Exhibit Number	Description of Exhibit

1.1	English translation of the Articles of Incorporation of SGH

1.2	English translation of the Regulations of the Board of Directors of SGH

1.3	English translation of the Regulations of the Audit & Supervisory Board of SGH

2.1	English translation of the Share Handling Regulations of SGH

2.2	Description of SGH’s common stock incorporated by reference from “Item 10.B. Memorandum and Articles of Incorporation” of this annual report

8.1	List of Major Subsidiaries of SGH incorporated by reference from “Item 4.C. Organizational Structure” of this annual report

12.1	Certification required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a))

12.2	Certification required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a))

13.1	Certifications required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SAWAI GROUP HOLDINGS Co., Ltd.

By:	/s/ Kazuhiko Sueyoshi
Name:	Kazuhiko Sueyoshi
Title:	Representative Director, President, Group Chief Operating Officer and Group Chief Administrative Officer

Date: June 28, 2021